    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 7, 2000.



                                            REGISTRATION NOS. 333-80547/811-4001
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------
                                    FORM N-4



           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933           [X]
                        PRE-EFFECTIVE AMENDMENT NO.                          [ ]


                                                                             [X]


                         POST-EFFECTIVE AMENDMENT NO. 1
                                     AND/OR
       REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940       [X]
                                                                             [X]
                                AMENDMENT NO. 29



                            ------------------------

                      METROPOLITAN LIFE SEPARATE ACCOUNT E
                           (EXACT NAME OF REGISTRANT)

                      METROPOLITAN LIFE INSURANCE COMPANY
                           (EXACT NAME OF DEPOSITOR)

                   1 MADISON AVENUE, NEW YORK, NEW YORK 10010
        (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)

                                 (212) 578-5364
              (DEPOSITOR'S TELEPHONE NUMBER, INCLUDING AREA CODE)

                            ------------------------

                              GARY A. BELLER, ESQ.
              SENIOR EXECUTIVE VICE-PRESIDENT AND GENERAL COUNSEL
                      METROPOLITAN LIFE INSURANCE COMPANY
                                1 MADISON AVENUE
                            NEW YORK, NEW YORK 10010
                    (NAME AND ADDRESS OF AGENT FOR SERVICE)

                            ------------------------

                                   Copies to:
                              JOHN A. DUDLEY, ESQ.
                            SULLIVAN & WORCESTER LLP
                         1025 CONNECTICUT AVENUE, N.W.
                             WASHINGTON, D.C. 20036

                            ------------------------



It is Proposed That The Filing Will Become Effective:


 [ ] immediately upon filing pursuant to paragraph (b) of Rule 485
 [X] on May 1, 2000 pursuant to paragraph (b) of Rule 485
 [ ] 60 days after filing pursuant to paragraph (a)(1) of Rule 485
 [ ] on (date) pursuant to paragraph (a)(1) of Rule 485
 [ ] on the seventy-fifth day after filing pursuant to paragraph (a)(2) of Rule
     485
 [ ] on (date) pursuant to paragraph (a)(2) of Rule 485


 Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant has registered an indefinite amount of securities. Registrant's Rule 24f-2 Notice for the year ended December 31, 1999 was filed with the Commission on March 30, 2000.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      METROPOLITAN LIFE SEPARATE ACCOUNT E
                                    FORM N-4
                                     UNDER
       THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940
                             CROSS REFERENCE SHEET
                           (PURSUANT TO RULE 481(A))


FORM N-4
ITEM NO.                                                PROSPECTUS HEADING
--------                                          ------------------------------
      1.  Cover Page............................. Cover Page
      2.  Definitions............................ Important Terms You Should
                                                  Know
      3.  Synopsis............................... Table of Expenses
      4.  Condensed Financial Information........ General
                                                  Information--Advertising
                                                    Performance; General
                                                    Information--Financial
                                                    Statements
      5.  General Description of Registrant,
            Depositor, and Portfolio Companies... MetLife; Metropolitan Life
                                                  Separate Account E; Investment
                                                    Choices; General
                                                    Information--Voting Rights
      6.  Deductions and Expenses................ Table of Expenses; Contract
                                                  Fee; Assignment Fee; Premium
                                                    Taxes; Charges; General
                                                    Information--Who Sells the
                                                    Income Annuity; Appendix;
                                                    Premium Tax Table
      7.  General Description of Variable
            Annuity.............................. The Income Annuity--Purchasing
                                                  an Income Annuity; Income
                                                    Annuity--Allocation; General
                                                    Information--
                                                    Administration/Changes to
                                                    the Income Annuity
      8.  Annuity Period......................... Important Terms You Should
                                                  Know; Income Annuity--Income
                                                    Payment Types/The Value of
                                                    Your Income Payments
      9.  Death Benefit.......................... Not Applicable
     10.  Purchases Values....................... MetLife; Metropolitan Life
                                                  Separate Account E; Income
                                                    Annuity/Allocation of
                                                    Purchase Payment/The Value
                                                    of Your Income Payments;
                                                    General Information--
                                                    Administration
     11.  Redemptions............................ General Information
     12.  Taxes.................................. Federal Tax Treatment
     13.  Legal Proceedings...................... Not Applicable
     14.  Table of Contents of the Statement of
            Additional Information............... Table of Contents of the
                                                  Statement of Additional
                                                    Information
     15.  Cover Page............................. Cover Page
     16.  Table of Contents...................... Table of Contents
     17.  General Information and History........ Not Applicable
     18.  Services............................... Independent Auditors;
                                                  Services;
                                                    Distribution of Certificates
                                                    and Interests in the Income
                                                    Annuity

FORM N-4
ITEM NO.                                                PROSPECTUS HEADING
--------                                          ------------------------------
     19.  Purchase of Securities Being Offered... Not Applicable
     20.  Underwriters........................... Distribution of Certificates
                                                  and Interests in the Income
                                                    Annuity
     21.  Calculation of Performance Data........ Performance Data
     22.  Annuity Payments....................... Variable Income Payments
     23.  Financial Statements................... Financial Statements of the
                                                  Separate Account; Financial
                                                    Statements of MetLife

                                                                     -----------
                                                                     May 1, 2000
                                                                     -----------


MetLife Settlement Plus(SM), A Variable Income Annuity
Issued by Metropolitan Life Insurance Company

This Prospectus describes an income annuity contract (the "Income Annuity") which may be used to fund the financial obligations for periodic payments under a structured settlement.

================================================================================

Money is allocated among the Income Annuity's available investment choices. The choices may include the Fixed Income Option (not described in this Prospectus) and investment divisions available through Metropolitan Life Separate Account E which divisions, in turn, invest in the following corresponding portfolios of the Metropolitan Series Fund, Inc. ("Metropolitan Fund"):

MetLife Stock Index                         Harris Oakmark Large Cap Value
State Street Research Growth                Lehman Brothers Aggregate Bond Index
State Street Reseach Diversified            T. Rowe Price Large Cap Growth

How to learn more:


Before agreeing to a structured settlement pursuant to which settlement money may be invested in an Income Annuity, read this Prospectus. The Prospectus contains information about the Income Annuity and Metropolitan Life Separate Account E which you should know before making your decision. Keep this Prospectus for future reference. For more information, request a copy of the Statement of Additional Information ("SAI"), dated May 1, 2000. The SAI is considered part of this Prospectus as though it were included in the Prospectus. The Table of Contents of the SAI appears on page 22 of this Prospectus. To request a free copy of the SAI or to ask questions, write or call:


Metropolitan Life Insurance Company
Structured Settlement Group
200 Park Avenue Area 5P                           [GRAPHIC OMITTED]
New York, NY  10166-0188
Attention: MetLife Settlement Plus

Phone: (800) 638-0051


The Securities and Exchange Commission has a website (http://www.sec.gov) which you may visit to view this Prospectus, SAI and other information. The Securities and Exchange Commission has not approved or disapproved these securities or determined if this Prospectus is truthful or complete. Any representation otherwise is a criminal offense.

The current Metropolitan Fund Prospectus is attached to the back of this Prospectus. You should also read the Metropolitan Fund Prospectus carefully before agreeing to a structured settlement pursuant to which an Income Annuity may be purchased. This Prospectus is not valid unless attached to a Metropolitan Fund Prospectus.

--------------------------------------------------------------------------------
Income Annuity

This Income Annuity provides a stream of payments. Your income payments will vary to reflect the performance of the portfolios underlying the selected investment divisions. In addition, the amount of your income payment is also based on the amount of the purchase payment, the income payment type and personal factors such as your age.

A word about investment risk:

An investment in any variable annuity involves investment risk. As a result, the value of your income payments will fluctuate and may decrease. Money invested is
NOT:

      o     a bank deposit or obligation;

      o     federally insured or guaranteed; or

      o     endorsed by any bank or other financial institution.
--------------------------------------------------------------------------------

                                   MetLife(R)

TABLE OF CONTENTS

Important Terms You Should Know ...........................................    4

Table of Expenses .........................................................    6

MetLife ...................................................................    8

Metropolitan Life Separate Account E ......................................    8

Settling Your Claim .......................................................    9

The Income Annuity ........................................................    9

     Investment Choices ...................................................   10

     Income Payment Types .................................................   11

     Allocation of Purchase Payment .......................................   12

     The Value of Your Income Payments ....................................   13


       Initial Variable Income Payment ....................................   13


       Annuity Units ......................................................   13

       AIR ................................................................   13

       Valuation ..........................................................   14

     Contract Fee .........................................................   15

     Assignment Fee .......................................................   15

     Premium Taxes ........................................................   15

     Charges ..............................................................   15

       Separate Account Charge ............................................   15

       Investment-Related Charge ..........................................   16

General Information .......................................................   16

     Administration .......................................................   16

       Purchase Payments ..................................................   16

       Receiving Income Payments and Information ..........................   16

     Advertising Performance ..............................................   17

     Changes to the Income Annuity ........................................   17

     Voting Rights ........................................................   18

     Who Sells the Income Annuity .........................................   19


     Purchases in Certain States ..........................................   19


     Financial Statements .................................................   19

Federal Tax Treatment .....................................................   20

     Tax Treatment of Income Payments Received in Settlement
        of Personal Physical Injury Claims ................................   20

     A Defendant May Assign Its Obligation to Make Income
        Payments to You ...................................................   20

     Using the Income Annuity to Fund Qualified Assignments ...............   21

     Owners Other than MIAC ...............................................   22

Table of Contents for the Statement for Additional Information ............   23

Appendix for Premium Tax Table ............................................   24

MetLife does not intend to offer the Income Annuity anywhere it may not lawfully be offered and sold. MetLife has not authorized any information or representations about the Income Annuity other than the information in this Prospectus, the attached prospectus, supplements to the prospectuses or any supplemental sales material we authorize.

                                                               [GRAPHIC OMITTED]

[GRAPHIC OMITTED]

Important Terms You Should Know

Annuity Units


An annuity unit is the unit of measurement used to determine the amount of each variable income payment. The initial variable income payment is converted into annuity units for a specific investment division by dividing the initial variable income payment by the annuity unit value for that investment division on the day we receive all properly completed documents. The resulting number of annuity units under the Income Annuity remains constant for the life of the contract.


Annuity Unit Value

We determine the value of annuity units for each investment division each day the New York Stock Exchange is open for regular trading. The values increase or decrease based on the investment performance of the corresponding underlying portfolios.

Assumed Investment Return (AIR)

Under the Income Annuity, the AIR is a hypothetical percentage rate of return used to determine the amount of the initial variable income payment. The AIR is also the benchmark that is used to measure the investment performance of a given investment division to determine the amount of all subsequent income payments to you.

Claim

A claim is your request to be compensated or provided with other relief for a loss because of a personal physical injury or physical sickness. Your claim may be resolved in a number of ways including, for example, voluntary agreement of the parties, as in a pre-trial settlement, operation of law, a court ordered judgment, or an administrative ruling. For convenience, we use this term regardless of whether or not a legal proceeding has been instituted.

Contract


A contract is the legal agreement between the owner and MetLife. Although you are not the owner of the contract, usually you will receive a copy of the contract and the income payments under the contract. The contract contains the relevant provisions of the Income Annuity. MetLife issues the contract for the Income Annuity described in this Prospectus. In some cases, you may receive a certificate rather than a contract which contains the relevant provisions of the Income Annuity. Throughout this Propectus we refer to either a contract or a certificate as a contract.


Defendant

The defendant is the person or entity you allege is responsible for your claim. The defendant's liability insurance company may make payments to you and/or may assume the responsibility to respond to your claim or may also be a party to your claim. For convenience, when we refer to the defendant, we also mean the defendant's liability insurance company. We use the term "defendant" even if no lawsuit has begun.

Investment Division

Investment divisions are subdivisions of the Separate Account. When money is allocated to an investment division, the investment division purchases shares of a portfolio (with the same name) within the Metropolitan Fund.

MetLife

Metropolitan Life Insurance Company is the company that issues the Income Annuity. Throughout this Prospectus, MetLife is also referred to as "we," "us" or "our."

MetLife Designated Office

The MetLife Designated Office will handle the processing of all requests concerning the Income Annuity. MetLife will notify you and provide you with the address of the MetLife Designated Office.

Metropolitan Insurance and Annuity Company (MIAC)

MIAC is a wholly-owned subsidiary of MetLife. Typically, the liability for making the payments to an injured party under a settlement of your claim is assigned by the defendant to MIAC under a qualified assignment. MIAC assumes the obligation to make income payments to you and may purchase the Income Annuity to fund its obligation. MIAC owns the Income Annuity. However, another subsidiary of MetLife may act as the assignee. For convenience, we use MIAC throughout this Prospectus when discussing assignments to MIAC or any other MetLife affiliate.

Owner

The owner of the Income Annuity is the entity which purchases the Income Annuity to provide for payments due to you under a settlement of your claim. The owner exercises all rights of ownership. You are not the owner.

Separate Account


A separate account is an investment account. All assets contributed to investment divisions under the Income Annuity are pooled in the Separate Account and maintained for the benefit of investors in the Income Annuity and other MetLife products.


You (Your)


In this Prospectus, "you" means the injured party(ies) for whom the Income Annuity is purchased to provide the payments due under a settlement of a claim.


Variable Annuity

A variable annuity is an annuity in which income payments are based upon the performance of investments such as stocks and bonds held by one or more underlying portfolios. You assume the investment risk in a variable annuity. Your income payment will fluctuate based on the performance of the investment divisions listed in the contract.

--------------------------------------------------------------------------------
TABLE OF EXPENSES--INCOME ANNUITY
--------------------------------------------------------------------------------


The following table shows the Separate Account and Metropolitan Fund charges and expenses applied to the Income Annuity. The numbers in the table for the Separate Account and the numbers for the Metropolitan Fund are based on past experience. The numbers in this table are subject to change. It is not intended to show the actual total combined expenses of the Separate Account and the Metropolitan Fund which may be higher or lower. The table does not show premium taxes which may apply.


One Time Contractowner Transaction Expense

  Contract Fee (1) ......................................................   $350

Separate Account and Metropolitan Fund Annual Expenses


Separate Account Annual Expenses (as a percentage of average account value for the fiscal year ending December 31, 1999) (2) ...............  1.25%

Metropolitan Fund Annual Expenses (as a percentage of average net assets for the fiscal year ending December 31, 1999)

                                                                                                      ------------------------------
                                                                     OTHER EXPENSES   TOTAL EXPENSES  OTHER EXPENSES  TOTAL EXPENSES
                                                        MANAGEMENT       BEFORE          BEFORE           AFTER          AFTER
                                                           FEES      REIMBURSEMENT    REIMBURSEMENT    REIMBURSEMENT  REIMBURSEMENT
------------------------------------------------------------------------------------------------------------------------------------
MetLife Stock Index Portfolio (3) .....................    .25             .04             .29             .04             .29
State Street Research Diversified Portfolio (3)(4)(6) .    .43             .03             .46             .02             .45
State Street Research Growth Portfolio (3)(4)(6) ......    .47             .04             .51             .02             .49
Harris Oakmark Large Cap Value Portfolio (4)(5)(6) ....    .75             .40            1.15             .19             .94
T. Rowe Price Large Cap Growth Portfolio (4)(5)(6) ....    .69             .62            1.31             .24             .93
Lehman Brothers Aggregate Bond Index Portfolio (5) ....    .25             .15             .40             .15             .40
                                                                                                      ------------------------------

Following are the expenses on a $1,000 investment in each investment division listed below, assuming a 5% annual return on assets(7):

                                                              1           3           5         10
                                                            YEAR        YEARS       YEARS      YEARS
----------------------------------------------------------------------------------------------------
MetLife Stock Index Portfolio ..........................   $ 16       $  49       $  84       $ 184
State Street Research Diversified Portfolio ............     18          54          94         204
State Street Research Growth Portfolio .................     18          56          96         208
Harris Oakmark Large Cap Value Portfolio ...............     25          76         129         276
T. Rowe Price Large Cap Growth Portfolio ...............     26          81         138         292
Lehman Brothers Aggregate Bond Index Portfolio .........     17          52          90         197


(1) In addition, a one time assignment fee of $750 is assessed when the defendant assigns its liability to make payments to you under the structured settlement to one of our affiliates, like MIAC. The defendant pays this fee.

(2) Pursuant to the terms of the contract, our total Separate Account Annual Expenses will not exceed 1.25% of the average value of amounts in the investment divisions.


(3) Prior to May 16, 1993, we paid all expenses of the Metropolitan Fund (other than management fees, brokerage commissions, taxes, interest and extraordinary or non-recurring expenses)(hereafter "Expenses"). The effect of such reimbursements is that performance results are increased.

(4) Each Portfolio's management fee decreases when its assets grow to certain dollar amounts. The "break point" dollar amounts at which the management fee declines are more fully explained in the prospectus and Statement of Additional Information for the Metropolitan Fund.

(5) These Portfolios began operating on November 9, 1998. We paid all Expenses in excess of .20% of the average net assets for each of these Portfolios until the Portfolio's total assets reached $100 million, or until November 8, 2000, whichever came first. We ceased subsidizing such Expenses for the Lehman Brothers Aggregate Bond Index Portfolio on July 13, 1999. The expense information for the Lehman Brothers Aggregate Bond Index Portfolio reflects current expenses without any reimbursement. The "Other Expenses Before Reimbursement" for Harris Oakmark Large Cap Value and T. Rowe Price Large Cap Growth Portfolios assumes no reduction of Expenses of any kind. The information for the Portfolios which we are still subsidizing reflects the effect of the anticipated reimbursement of Expenses during the current year.

--------------------------------------------------------------------------------

(6) The Metropolitan Series Fund, Inc. directed certain portfolio trades to brokers who paid a portion of the Fund's expenses. In addition, the Fund has entered into arrangements with its custodian whereby credits realized as a result of this practice were used to reduce a portion of each participating portfolio's custodian fees. The "Other Expenses After Reimbursement" reflect this reduction. The effect of the reduction is that performance results are increased.

(7) The example assumes that no income payments were made during the period. In addition, the example assumes no reimbursement of expenses were in effect. As a result, the numbers reflect the highest amount you would pay on a $1,000 investment in each investment division.

Annuity Unit Values

      This table shows the change in the Annuity Unit Values for each investment division. The information has been derived from the Separate Account's full financial statements or other reports (such as the annual report) and reflects the application of a 5% AIR.

------------------------------------------------------------------------------------------------------------------
                                                                         Beginning of Year         End of Year
                                                             Year      Annuity Unit Value(a)   Annuity Unit Value
------------------------------------------------------------------------------------------------------------------
MetLife Stock Index Division .............................   1999             $9.46                 $10.18

State Street Research Diversified Division ...............   1999              9.48                   9.94

State Street Research Growth Division ....................   1999              9.20                  10.12

Harris Oakmark Large Cap Value Division ..................   1999              8.05                   7.92

T. Rowe Price Large Cap Growth Division ..................   1999              9.47                  10.68

Lehman Brothers Aggregate Bond Index Division ............   1999              9.85                   9.71

(a)   The inception date for the Income Annuity was November 1, 1999.


                                                               [GRAPHIC OMITTED]

[GRAPHIC OMITTED]

MetLife


Metropolitan Life Insurance Company ("MetLife") is a wholly-owned subsidiary of MetLife, Inc., a publicly traded company. Our main office is located at One Madison Avenue, New York, New York 10010. MetLife was formed under the laws of New York State in 1868. Headquartered in New York City, we are a leading provider of insurance and financial services to a broad spectrum of individual and group customers. With approximately $420 billion of assets under management as of December 31, 1999 on a pro-forma basis, including the acquisition of GenAmerica Corp., MetLife provides individual insurance and investment products to approximately 9 million households in the United States. MetLife also provides group insurance and investment products to corporations and other institutions employing over 33 million employees and members.


Metropolitan Life Separate Account E

We established Metropolitan Life Separate Account E on September 27, 1983. The purpose of the Separate Account is to hold the variable assets that underlie some of the variable annuity contracts we issue. We have registered the Separate Account with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940.

The Separate Account's assets are solely for the benefit of those who invest in the Separate Account and no one else, including our creditors. We are obligated to pay all money we owe under the Income Annuity even if that amount exceeds the assets in the Separate Account. The assets of the Separate Account are held in our name on behalf of the Separate Account and legally belong to us. All the income, gains, and losses (realized or unrealized) resulting from these assets are credited to or charged against the contracts issued from this Separate Account without regard to our other business.

                                                               [GRAPHIC OMITTED]


Settling Your Claim


If you have brought a claim for personal physical injury or physical sickness (sometimes you are called the claimant or plaintiff), your claim may be resolved to include a schedule of future payments to be made to you. Because the frequency of the income payments, the period of time over which the payments are made and the amount of each payment may be "structured" by you and the defendant to meet your financial and medical needs, it is called a "Structured Settlement."

This Structured Settlement is then generally reflected in a contract between you and the defendant based on your mutual agreement (a settlement agreement) or in an order issued by a court or administrative tribunal (judgment).

Customarily, as part of the Structured Settlement, the defendant will be released from any further liability related to the claim provided that you receive future income payments at the specified times. Often the defendant, with your consent, will assign the liability to make your scheduled income payments to another person or company (an assignee) through a "qualified assignment." Under the qualified assignment, the assignee (also the purchaser) assumes the obligation to pay you according to the schedule of payments contained in the qualified assignment.

When the liability is assigned to another person or company, the assignee may purchase the Income Annuity to use as the funding vehicle for making the income payments to you. The Income Annuity provides a stream of periodic income payments. MIAC (or other assignee) is the owner of the Income Annuity. As the owner, MIAC has the right to designate the payee of each income payment we make under the Income Annuity. Usually, you and/or your beneficiary are designated as the payees to receive income payments.

You are the annuitant. An annuitant is the person whose life is the measure for determining the timing and sometimes the dollar amount of payments under an annuity. If the Income Annuity that is purchased so provides, upon your death, your beneficiaries may receive continuing payments.

The Income Annuity


This Income Annuity can be designed to provide you with a stream of payments that is customized to meet your anticipated income needs. This includes payments for your lifetime or over a specified period. It is a "variable" annuity because the value of your income payment varies based on the investment performance of the investment divisions identified in the Structured Settlement. In short, the value of your income payments under the Income Annuity may go up or down. Since the investment performance is not guaranteed, the money is at risk. The degree of risk will depend on the investment divisions selected. The annuity unit value for each investment


                                                               [GRAPHIC OMITTED]

--------------------------------------------------------------------------------
The investment divisions generally offer the opportunity for greater returns over the long term than the Fixed Income Option. On the other hand, since your income payments are subject to risks associated with investing in stocks and bonds, income payments based upon amounts allocated to the investment divisions will fluctuate and may be down as well as up.


The degree of investment risk assumed will depend on the investment divisions chosen. We have listed the choices in the approximate order of risk from the most conservative to the most aggressive.

While the investment divisions and their comparably named Portfolios may have names, investment objectives and management which are identical or similar to publicly available mutual funds, these are not those mutual funds. The Portfolios most likely will not have the same performance experience as any publicly available mutual fund.

--------------------------------------------------------------------------------

division rises or falls relative to the AIR based on the investment performance (or "experience") of the Portfolio with the same name.

The Income Annuity is purchased with one purchase payment. The amount of the income payments you receive will depend on such things as personal factors such as your age, the income payment type selected and the amount of the purchase payment under the Structured Settlement intended to be allocated to the investment divisions of the Income Annuity. The frequency you receive income payments will be in accordance with the schedule of payments stipulated in the Structured Settlement.

Certain versions of the Income Annuity have a fixed payment option called the Fixed Income Option. Under the Fixed Income Option, we guarantee the amount of your fixed income payments. The Fixed Income Option is not described in this Prospectus although we occasionally refer to it.

Investment Choices


The Metropolitan Fund and each Portfolio are more fully described in the Metropolitan Fund's prospectus and its SAI. The Metropolitan Fund's prospectus is attached at the end of this Prospectus. You should read the Metropolitan Fund prospectus carefully before agreeing to a Structured Settlement pursuant to which it is contemplated that the Income Annuity will be purchased to fund the obligation to make periodic payments to you. The SAI is available upon your request.


The investment choices are:

 Lehman Brothers Aggregate Bond Index Portfolio
 State Street Research Diversified Portfolio
 MetLife Stock Index Portfolio                         [GRAPHIC OMITTED]
 Harris Oakmark Large Cap Value Portfolio
 T. Rowe Price Large Cap Growth Portfolio
 State Street Research Growth Portfolio


The investment choices are listed in the approximate risk relationship among the available Portfolios. You should understand that each Portfolio incurs its own risk which will be dependent upon the investment decisions made by the respective Portfolio's investment manager. Furthermore, the name of a Portfolio may not be indicative of all the investments held by the Portfolio. The list is intended to be a guide. Please consult the Fund prospectus for more information regarding the Portfolios investment objectives and investment practices of each Portfolio. Since your variable income payments are subject to risks associated with investing in stocks and bonds, your income payments based on amounts allocated to the investment divisions may go down as well as up.

The investment divisions buy and sell shares of corresponding mutual fund portfolios. These Portfolios, which are part of the Metropolitan Fund, invest in stocks, bonds and other investments. All dividends declared by the Portfolios are earned by the Separate Account and reinvested. Therefore, no dividends are distributed under the Income Annuity. There are no transaction expenses (i.e., front-end sales or back-end sales load charges) as a result of the Separate Account's purchase or sale of these mutual fund shares. The Portfolios of the Metropolitan Fund are available only by purchasing MetLife annuities and life insurance policies and are never sold directly to the public.


The Metropolitan Fund is a "series" type fund registered with the Securities and Exchange Commission as an "open-end management investment company" under the Investment Company Act of 1940 (the "1940 Act"). A "series" fund means that each Portfolio is one of several available through the Metropolitan Fund. Each Portfolio is "diversified" under the 1940 Act.

The Portfolios of the Metropolitan Fund pay us a monthly fee for our services as investment manager. These fees, as well as the operating expenses paid by each Portfolio, are described in the Metropolitan Fund prospectus and SAI.

In addition, the Metropolitan Fund prospectus discusses other separate accounts of MetLife and Metropolitan Tower Life Insurance Company that invest in the Metropolitan Fund. The risks of these arrangements are also discussed.

Income Payment Types

Currently, we provide a wide variety of income payment types. Based on the terms of the Structured Settlement, several of these options may be combined within the provisions of the Income Annuity.


Your income payment amount will depend in large part on the type of income payment type chosen. For example, if a "Lifetime Income Annuity for Two" is selected, your income payments will typically be lower than if a "Lifetime Income Annuity" is selected. The terms of the Structured Settlement will also determine when your income payments will start and the frequency with which you will receive income payments. For income payment types providing for a guaranteed period, we may provide for payment of a commuted value upon your death if the Structured Settlement so provides.


The following income payment types are available:


Lifetime Income Annuity: A variable income that is paid as long as you are living. Upon your death, payments stop.

Lifetime Income Annuity with a Guaranteed Period: A variable income that continues as long as you are living but is guaranteed to be paid for a number of years. If you die before all of the guaranteed payments have been made, payments are made to your beneficiary until the end of the guaranteed period. No payments are made once the guarantee period has expired and you are no longer living.

--------------------------------------------------------------------------------
Factors to consider when agreeing to the terms for your income payments in the Structured Settlement are:

o The amount of income you need;

o The amount you expect to receive from other sources;

o The growth potential of other investments; and

o How long you would like your income to last.

[GRAPHIC OMITTED]
--------------------------------------------------------------------------------


Lifetime With Non-Guaranteed Period Annuity: A variable income payable during your life or a number of years. Payments stop at your death or at the end of the time period, whichever happens first.

Lifetime Income Annuity for Two: A variable income that is paid as long as you and another person are alive. After one of you dies, payments continue to be made as long as the other person is living. In that event, payments may be the same as those made while both of you were living or may be a smaller percentage that is selected when the annuity is purchased. No payments are made once both of you are no longer living.

Lifetime Income Annuity for Two with a Guaranteed Period: A variable income that continues as long as you and another person are alive. but is guaranteed to be paid (unreduced by any percentage selected) for a number of years. If both of you die before all of the guaranteed payments have been made, payments are made to your beneficiary until the end of the guaranteed period. If one of you dies after the guarantee period has expired, payments continue to be made as long as the other person is living. In that event, payments may be the same as those made while both of you were living or may be a smaller percentage that is selected when the annuity is purchased. No payments are made once the guarantee period has expired and both of you are no longer living.

Income Annuity for a Guaranteed Period: A variable income payable for a guaranteed period of 1 to 40 years. As an administrative practice, we will consider factors such as your age and life expectancy in determining whether to issue a contract with this income payment type. If you die before the end of the guarantee period, payments are made to your beneficiary until the end of the guarantee period. No payments are made after the guarantee period has expired.


Allocation of Purchase Payment

Money is allocated among the Fixed Income Option and the investment divisions according to the terms of the Structured Settlement and, where applicable, the qualified assignment agreement. We may require that a certain percentage of the purchase payment be allocated to the Fixed Income Option. Under certain versions of the Income Annuity, certain investment divisions or the Fixed Income Option may not be available. You are not permitted to make transfers between the investment divisions or between the Fixed Income Option and the investment divisions.

The Value of Your Income Payments

Initial Variable Income Payment


The initial variable income payment is a hypothetical payment which is calculated based on the AIR. This initial variable income payment is used to establish the number of annuity units. It is not the amount of your actual first variable income payment unless your first income payment happens to be within 10 days after we issue the Income Annuity.

Annuity Units

Annuity units are credited for that portion of the purchase payment allocated to an investment division on the day we receive all properly completed documents. Before we determine the number of annuity units credited under the Income Annuity, we reduce the purchase payment by the contract fee and premium taxes, if applicable. We then compute an initial variable income payment amount using the Assumed Investment Return ("AIR"), the income payment type and the age and sex of the annuitant which is the measuring life (or lives if income payments are to be paid over the lives of more than one person). We then divide the initial variable income payment amount by the Annuity Unit Value. The result is the number of annuity units credited for that investment division. The number of annuity units remains the same for the life of the Income Annuity.

Example: Determining the Number of Annuity Units

Assume the following:

o We calculate an initial variable income payment (e.g., $500) based on the AIR, income payment type, your age and sex, the amount of the purchase payment and the first income payment date as specified in the Structured Settlement;

o The Structured Settlement provides that this $500 is allocated in equal amounts to two investment divisions (e.g., $250 to each); and

o On the day we receive all properly completed documents and issue the Contract, the annuity unit values for the investment divisions are $9.9926 and $12.4362.

We credit the Income Annuity with annuity units as follows:

      $250 / 9.9926 = 25.0185 annuity units
      $250 / 12.4362 = 20.1026 annuity units

Then, when we calculate your variable income payment, we multiply the number of annuity units by the current annuity unit value. See the example under "Calculating Annuity Unit Values."

AIR as a Benchmark for Income Payments

Your income payments are determined by using the AIR to benchmark the investment experience of the chosen investment divisions. Your subsequent payments will increase in proportion to the amount the actual

--------------------------------------------------------------------------------
The AIR is stated in the contract and may range from 1% to 6%. The current contract AIR is 5%. A contract could also reflect a different AIR negotiated by the parties to the Structured Settlement.


Here is how the AIR effects variable income payments: a higher AIR will result in a higher initial variable income payment. A lower AIR will result in a lower initial variable income payment. With a lower AIR, subsequent variable income payments will increase more rapidly or decline more slowly than with a higher AIR as changes occur in the actual investment experience of the investment divisions.

--------------------------------------------------------------------------------

investment experience of the chosen investment divisions exceeds the AIR and Separate Account charges (the net investment return). Likewise, your income payments will decrease to the extent the actual investment experience of the chosen investment divisions is less than the AIR and Separate Account charges.

The amount of each variable income payment is determined ten days prior to your income payment date or on the contract's issue date, if later than the income payment date.

The Effect of the AIR on Variable Income Payments

If the net investment experience:          Your variable income payment will:
  Exceeds the AIR                            Increase
  Equals the AIR                             Stay the Same
  Is less than the AIR                       Decrease

Example for a 5% AIR

Assume that the initial variable income payment for an investment division is $1,000. And, one year later when we calculate your actual first income payment the investment experience for the investment division (minus charges) is up 10% (exceeds the AIR). Your variable income payment attributed to that investment division is $1,047.62. The percentage change between the initial variable income payment and your actual income payment is a 4.7% increase.

However, assume instead that the investment experience (minus charges) is down 10% (does not exceed the AIR). Your variable income payment is $857.14. Note that the percentage change between the initial variable income payment and your actual income payment is a 14.3% decrease.

Calculating Annuity Unit Values


We separately determine the annuity unit value for each investment division once each day when the New York Stock Exchange is open for trading. If permitted by law, we may change the period between calculations, but we will give the owner 30 days' notice.

This is how we calculate the annuity unit value for each investment division:

o First, we determine the change in investment experience (including any investment-related charge) for the underlying portfolio from the previous trading day to the current trading day;

o Next, we subtract the daily equivalent of the Separate Account charge for each day since the last day the annuity unit value was calculated. The resulting number is the net investment return;


o Then, we multiply by an adjustment based on the AIR for each day since the last Annuity Unit Value was calculated; and


o     Finally, we multiply the previous annuity unit value by this result.

                                                               [GRAPHIC OMITTED]


      Example: Calculating the Annuity Unit Value


      Assume the following:


o     Yesterday's annuity unit value was $10.20;

o The number we calculate for today's change in investment experience (minus the investment-related charge) is 1.02 (up 2%);

o     The daily equivalent of the Separate Account charge is .000034035; and,

o     The daily equivalent of the discount factor AIR for a 5% AIR is .99986634.


The new annuity unit value is:
         (1.02 - .000034035) x .99986634 x $10.20 = $10.40

However, now assume that today's change in investment experience (minus the investment-related charge) is .98 (down 2%) instead of 1.02.

The new annuity unit value is:
         (.98 - .000034035) x .99986634 x $10.20 = $9.99

Contract Fee

A one time $350 contract fee is taken from the purchase payment when an Income Annuity is purchased prior to allocating the remainder of the purchase payment to the investment divisions. This charge covers our administrative costs including preparation of the Income Annuity, review of applications and recordkeeping.

Assignment Fee

If the Income Annuity is purchased by MIAC, there is a one time assignment fee of $750. You do not pay the fee. The defendant pays the fee only if the obligation to pay you is assigned to MIAC. This charge covers MIAC's administrative and recordkeeping costs associated with assuming the liability for making payments to you and for being the owner of the Income Annuity.

Premium Taxes

Some jurisdictions tax purchase payments for the Income Annuity. We deduct money from the purchase payment to pay "premium" taxes (also known as "annuity" taxes).

A chart in the Appendix shows the jurisdictions where premium taxes are currently charged and the percentage amount which must be added to the purchase payment to pay for the premium taxes. If an assignment is made and MIAC is the owner, a premium tax is not applicable.

                                                               [GRAPHIC OMITTED]

--------------------------------------------------------------------------------
The charges paid will not reduce the number of annuity units credited under the Income Annuity. Instead, we deduct the charges when calculating the annuity unit value.
--------------------------------------------------------------------------------

Charges

There are two types of charges paid if any of the purchase payment is allocated to the investment divisions:

o     Separate Account charge; and

o     Investment-related charge.

Separate Account Charge

There is a Separate Account charge. This charge is no more than 1.25% annually of the average value of amounts in the Separate Account. This charge includes insurance-related charges for the risk that you may live longer than we estimated. Then, we would be obligated to pay you more in payments than we anticipated. The charge also includes the risk that our expenses in administering the Income Annuity will be greater than we estimated. The Separate Account charge also pays us for our miscellaneous administrative costs. These costs which we incur include financial, actuarial, accounting and legal expenses.

Investment-Related Charge


This charge has two components. The first pays the investment managers for managing money in the Portfolios. The second consists of Portfolio operating expenses. The percentage paid depends on the selected investment divisions. Amounts for each investment division for the previous year are listed in the Table of Expenses.


[GRAPHIC OMITTED]


General Information


Administration

All transactions will be processed in the manner described below. Generally, administrative requests are effective the day we receive them at the MetLife Designated Office.

Purchase Payments


The purchase payment is sent by check or wire made payable to "MetLife" to the MetLife Designated Office. We will provide all necessary forms. We must have all completed documents to credit the purchase payment.

Purchase payments are effective and valued as of 4:00 p.m. Eastern time, on the day we receive them in good order at the MetLife Designated Office, except when they are received:

o     On a day when the annuity unit value is not calculated, or

o     After 4:00 p.m. Eastern time.

In those cases, the purchase payments will be effective the next day the annuity unit value, as applicable, is calculated.


Usually, the initial purchase payment is credited under the Income Annuity within two days of receipt at the MetLife Designated Office of documentation that an Income Annuity is to be purchased. However, if the forms are filled out incorrectly or incompletely or other documentation is not completed properly, we have up to five business days to credit the payment. If the problem cannot be resolved by the fifth business day, we will notify the purchaser and give the reasons for the delay. At that time, the purchaser will be asked whether to agree to let us keep the money until the problem is resolved. If the purchaser does not agree or we cannot reach the purchaser by the fifth business day, the money will be returned.

                                                               [GRAPHIC OMITTED]


Receiving Income Payments and Information

Based on the provisions of the Structured Settlement, the Income Annuity may provide you with income payments that begin immediately after the issue date of the Income Annuity and/or income payments that begin at some future date (i.e., delayed income payments). Each income payment stream, whether immediate or delayed, will be paid from each of the investment divisions and/or Fixed Income Option based on the allocation for that income payment described in the Structured Settlement. Lump sum income payments are paid only from the Fixed Income Option.


You may elect to have your payments sent to your residence or have us deposit payments directly into your bank account. If you elect to have your payment direct deposited, you will receive in the mail a stub statement for the payment. Your stub statement will indicate information, such as the amount of your payment, the number of units for each investment division and the corresponding annuity unit value. Periodically, you may receive additional information from us about the Income Annuity.

Advertising Performance

We periodically advertise the performance of the investment divisions. You may get performance information from a variety of sources including your statements, the Internet, annual reports and semiannual reports.


We may demonstrate performance in terms of "yield," "change in annuity unit value," "average annual total return," or some combination of these terms.


Yield is the net income generated by an investment in a particular investment division for 30 days or a month. These figures are expressed as percentages. This percentage yield is compounded semiannually.

Change in Annuity Unit Value is calculated by determining the percentage change in the value of an annuity unit for a certain period. These numbers may also be annualized.

--------------------------------------------------------------------------------
                                                               [GRAPHIC OMITTED]


All performance numbers are based upon historical earnings. These numbers are not intended to indicate future results.
--------------------------------------------------------------------------------

Annualized change in annuity unit value (i.e., average annual total return) calculations reflect the Separate Account charge. These figures also assume a steady annual rate of return.



We may demonstrate hypothetical values of income payments (e.g., beginning with an initial income payment of $500) over a specified period based on historical net asset values of the Portfolios. These presentations reflect the benchmark AIR, deduction of the Separate Account charge and the investment-related charge.

We may assume that the Income Annuity was in existence prior to its inception date. When we do so, we calculate performance based on the historical performance of the underlying Portfolios for the period before the inception date of the Income Annuity. We use the actual annuity unit data after the inception date.

Historical performance information should not be relied on as a guarantee of future performance results.


Changes to the Income Annuity

We have the right to make certain changes to the Income Annuity, but only as permitted by law. We make changes when we think they would best serve the interest of annuity owners or would be appropriate in carrying out the purposes of the Income Annuity. If the law requires, we will also get the owner's approval and the approval of any appropriate regulatory authorities. Examples of the changes we may make include the right to:

o     Operate the Separate Account in any form permitted by law.

o Take any action necessary to comply with or obtain and continue any exemptions under the law.

o Transfer any assets in an investment division to another investment division, or to one or more separate accounts, or to our general account, or to add, combine or remove investment divisions in the Separate Account.

o Substitute for the Portfolio shares in any investment division, the shares of another class of the Metropolitan Fund or the shares of another investment company or any other investment permitted by law.

o Change the way we assess charges, but without increasing the aggregate amount charged to the Separate Account and any currently available portfolio in connection with the Income Annuity.

o Make any necessary technical changes in the Income Annuity in order to conform with any of the above-described actions.

If any changes result in a material change in the underlying investments of an investment division for which annuity units have been credited, we will notify the owner of the change. The Structured Settlement may provide for an alternate choice of investment division in which an equivalent number of annuity units will be credited if an investment division to which money has been allocated becomes no longer available or for which there is a change in the underlying Portfolio. Otherwise, you will not have any right to choose an alternate investment division. Where required by law, we will ask the owner's approval before making any technical changes.

Voting Rights

Based on our current view of applicable law, the owner has voting interests under the Income Annuity concerning Metropolitan Fund proposals that are subject to a shareholder vote. Therefore, the owner is entitled to give us instructions for the number of shares which are deemed attributable to the Income Annuity.

We will vote the shares of each of the underlying Portfolios held by the Separate Account based on instructions we receive from those having a voting interest in the corresponding investment divisions. However, if the law or the interpretation of the law changes, we may decide to exercise the right to vote the Portfolio's shares based on our own judgment. In those cases where MIAC is the owner of the Income Annuity, the shares of each underlying Portfolio will be voted in the same proportion as the shares for which voting instructions are received by the Separate Account.

There are certain circumstances under which we may disregard voting instructions. However, in this event, a summary of our action and the reasons for such action will appear in the next semiannual report. If we do not receive voting instructions, we will vote the interests under the Income Annuity in the same proportion as represented by the voting instructions we receive from other investors. Shares of the Metropolitan Fund that are owned by our general account or by any of our unregistered separate accounts will be voted in the same proportion as the aggregate of the shares:

o     For which voting instructions are received, and

o     That are voted in proportion to such voting instructions.

However, if the law or the interpretation of the law changes, we may decide to exercise the right to vote the Portfolio's shares based on our judgment.

[GRAPHIC OMITTED]

Who Sells the Income Annuity

The Income Annuity is sold through registered broker-dealers. The licensed broker-dealers who sell the annuities may be compensated for these sales by commissions that we pay. The commissions we pay range from 0% to 5%. There is no front-end sales load or back-end sales load deducted from purchase payments to pay sales commissions. The Separate Account does not pay sales commissions. MetLife pays its distribution expenses from its general account which includes any profits generated from its Separate Account operations.


Purchases In Certain States

Although we may not cancel the Income Annuity, the owner may cancel the Income Annuity within a certain time period if the Income Annuity is purchased in New York, Massachusetts or North Carolina.


Financial Statements

The financial statements and related notes for the Separate Account and MetLife are in the SAI and are available from MetLife upon request. Deloitte & Touche, LLP, who are independent auditors, audit these financial statements.

Federal Tax Treatment

The following tax information is only a general discussion of the tax consequences of use of the Income Annuity in connection with the settlement of a claim. The Internal Revenue Code ("Code") is complex and changes regularly. Because of the complexity of the Code, the applicability of the tax laws to the Income Annuity and to the parties to a claim and/or an assignment are subject to varying interpretations, each party should consult his/her own tax advisor about his/her circumstances and how the tax law and any recent developments may affect him/her if the Income Annuity is used in connection with the settlement of a claim.

The Structured Settlement is an arrangement between you, the defendant and/or the defendant's insurer. Neither we nor any of our affiliates assumes responsibility for any legal, tax, or financial consequences of the Structured Settlement to any of the parties to the claim or any assignee. In particular, neither we nor any of our affiliates make any representations, warranties, or guarantees as to the tax consequences of any decision you and other parties make to settle your claim and to have income payments to you funded by an Income Annuity.

Tax Treatment of Income Payments Received in Settlement of Personal Physical Injury Claims

Section 104(a)(2) of the Code excludes from gross income any amounts received as damages on account of personal physical injuries or physical sickness. Any portion of a Structured Settlement that provides for punitive damages will not qualify for exclusion under Section 104 (a)(2) of the Code. For qualifying portions of a Structured Settlement, the treatment applies whether the amounts are paid as lump sums or as periodic payments.

If the Income Annuity will be used to provide periodic payments to you as a result of your claim, the periodic payments will be excludable from your income only if the Income Annuity is owned by a person other than you. The Income Annuity typically will be owned by MIAC.

We take no responsibility for determining if payments made to you as a result of a claim, whether by use of the Income Annuity or otherwise, are excludable from your income under Section 104(a)(2) of the Code.

A Defendant May Assign Its Obligation to Make Income Payments to You

Pursuant to Section 130 of the Code, the defendant or the defendant's insurer may assign, with your consent, its obligation under the Structured Settlement to make income payments to you. The entity, called the assignee, that assumes the obligation to make income payments to you, typically will be MIAC. The assignment by the defendant to MIAC of its obligation to make income payments to you will be treated as a "qualified assignment" under Section 130(c) of the Code only if the following requirements are met:

o The Structured Settlement provides that you will receive income payments on specified dates to compensate you for your personal injury or sickness (in a case involving physical injury or physical sickness);

o MIAC assumes the liability to make payments to you from a party to the suit or the Structured Settlement;

o The income payments that will be made to you are fixed and determinable as to amount and time of payment;

o     You cannot accelerate, defer, increase, or decrease your income payments;

o The amount MIAC is obligated to pay you under the assignment is no greater than the obligation of the person who assigned the liability to MIAC; and

o     The income payments to you are excludable from your gross income under
      Section 104(a)(1) or (2) of the Code.

If these requirements are satisfied, and the assignment to MIAC is treated as a "qualified assignment," the defendant may deduct the full payment it makes to MIAC in the year in which the payment is made. In addition, if these requirements are satisfied and MIAC purchases one or more "qualified funding assets" to fund its obligation to make income payments to you under the assignment, the purchase payment MIAC receives from the defendant will be excluded from MIAC's gross income to the extent the purchase payment does not exceed the aggregate cost of the qualified funding assets.

Using the Income Annuity to Fund Qualified Assignments

If you and the defendant intend to have the Income Annuity fund a qualified assignment, the amount of the purchase payment that is to be allocated to each investment division, the formula for determining the number of annuity units to be credited to each investment division, and the schedule for making the variable income payments must be specified in the Structured Settlement.


The Internal Revenue Service (IRS) has issued a private letter ruling to MIAC as the assignee of a defendant's obligation to make payments to a party that was physically injured. In the private letter ruling, MIAC proposed to purchase a variable income annuity as a "qualified funding asset." Under the settlement agreement involved in the private ruling, at least 50 percent of the damages to be applied to the purchase of the variable income annuity was to be allocated to a fixed income option. In the private letter ruling, the IRS determined, among other things, that:


o Periodic payments of damages that are calculated pursuant to an objective formula based on the performance of the S&P 500 Stock Index and/or a mutual fund designed to achieve long-term growth of capital and moderate income are fixed and determinable as to amount and time of payment; and

o A variable income annuity purchased by MIAC from MetLife would not fail to qualify as a qualified funding asset within the meaning of Section 130(c) of the Code solely because of the variable payments under the annuity, which would be reasonably related to the periodic payments under the qualified assignment.

Private letter rulings may be relied upon only by the taxpayer(s) who requested the ruling and only with respect to the specific facts involved in the ruling. However, the reasoning used by the IRS in reaching its determinations in the ruling may be useful to defendants, defendant's liability insurers, and other assignees considering the tax treatment of the Income Annuity in connection with the settlement of a claim. Such persons should, of course, consult their own tax advisors to determine the tax consequences of entering into a Structured Settlement or assigning (or accepting an assignment of) liability in connection with which the Income Annuity will be used to fund payments to the claimant.


Transfers may not be made between investment divisions or into or out of the Fixed Income Option due to the requirements of the Federal law with respect to the receipt of periodic payments intended to be excludable from the recipient's income under Section 104(a)(1) or 104(a)(2) of the Code.

Owners Other than MIAC

Entities (such as a corporations) that are considering purchasing an Income Annuity should consult with their own tax advisors prior to the purchase to determine the tax consequences of owning the Income Annuity.

In general, under Section 72(u) of the Code, if an annuity contract is owned by a non-natural person, the contract is not treated as an annuity for income tax purposes and the income under the contract is treated as ordinary income received or accrued by the owner in each taxable year. There are exceptions to this general rule. These exceptions include contracts that are "qualified funding assets" within the meaning of Section 130(c) of the Code (without regard to whether there is a qualified assignment) and contracts that are "immediate annuities" within the meaning of Section 72(u)(4) of the Code. If a contract satisfies one of these exceptions, the income under the contract generally is not taxed until it is received.

In addition, pursuant to Section 264(f) of the Code, if an Income Annuity is owned by a non-natural person, or held for the benefit of a non-natural person, a portion of the owner's otherwise deductible interest may no longer be deductible. Similar adverse income tax consequences may occur pursuant to Sections 805, 807 and 832 of the Code, if an Income Annuity is owned by or for the benefit of an insurance company.

Table of Contents for the Statement of Additional Information

                                                                            Page

Cover Page ................................................................    1

Table of Contents .........................................................    1

Independent Auditors ......................................................    2


Distribution of Certificates and Interests in the
      Income Annuity ......................................................    2


Experience Factor .........................................................    2

Variable Income Payments ..................................................    2

Investment Management Fees ................................................    4

Performance Data and Advertisement of
      the Separate Account ................................................    4

Financial Statements of the Separate Account ..............................    6

Financial Statements of MetLife ...........................................   32

                               [GRAPHIC OMITTED]

[GRAPHIC OMITTED]

Appendix

Premium Tax Table

If the owner is a resident of or domiciled in one of the following jurisdictions, the percentage amount listed by that jurisdiction is the premium tax rate which will be applied to the Income Annuity.

                    Income Annuities


California .........     2.35%


Maine ..............     2.00%

Nevada .............     3.50%

Puerto Rico ........     1.00%

South Dakota .......     1.25%

West Virginia ......     1.00%

Wyoming ............     1.00%

Virgin Islands .....     5.00%



PEANUTS(C) United Feature Syndicate, Inc.


(C) 2000 Metropolitan Life Insurance Company

                      METROPOLITAN LIFE INSURANCE COMPANY
                      METROPOLITAN LIFE SEPARATE ACCOUNT E


                      METLIFE SETTLEMENT PLUS (Registered),
                           A VARIABLE INCOME ANNUITY




                      STATEMENT OF ADDITIONAL INFORMATION
                             FORM N-4        PART B
                                  May 1, 2000





     This Statement of Additional Information is not a prospectus but contains information in addition to and more detailed than that set forth in the Prospectus for MetLife Settlement Plus, A Variable Income Annuity dated May 1, 2000 and should be read in conjunction with the Prospectus. Copies of the Prospectus may be obtained from Metropolitan Life Insurance Company, Structured Settlement Group, 200 Park Avenue, Area 5P, New York, New York 10166-0188.



     A Statement of Additional Information for the Metropolitan Series Fund, Inc. is attached at the end of this Statement of Additional Information.



     Unless otherwise indicated, the Statement of Additional Information continues the use of certain terms as set forth in the Section entitled "Important Terms You Should Know" of the Prospectus for MetLife Settlement Plus, A Variable Income Annuity dated May 1, 2000.



                            ------------------------

                               TABLE OF CONTENTS

                                                                  PAGE
                                                                  ----
          Independent Auditors.................................     2
          Distribution of Certificates and Interests in the
            Income Annuity.....................................     2
          Experience Factor....................................     2
          Variable Income Payments.............................     2
          Investment Management Fees...........................     4
          Performance Data and Advertisement of the Separate
            Account............................................     4
          Financial Statements of the Separate Account.........    35
          Financial Statements of MetLife......................    61


                            ------------------------

INDEPENDENT AUDITORS


     The financial statements for the Separate Account for the period ended December 31, 1999 included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon such report given upon the authority of such firm as experts in auditing and accounting.



DISTRIBUTION OF CERTIFICATES AND INTERESTS IN THE INCOME ANNUITY

     MetLife is both the depositor and the underwriter (issuer) of the Income Annuity.

     The certificates and interests in the Income Annuity are sold through registered broker-dealers.

     The offering of the Income Annuity is continuous. In certain situations, the Income Annuity may not include all investment choices or the Fixed Income Option. Each contract will indicate the available choices.

EXPERIENCE FACTOR

     We use the term "experience factor" to describe the investment performance for an investment division. The experience factor changes from Valuation Period (described later) to Valuation Period to reflect the upward or downward performance of the assets in the underlying Portfolios. The experience factor is calculated as of the end of each Valuation Period using the net asset value per share of the underlying Portfolio. The net asset value includes the per share amount of any dividend or capital gain distribution paid by the Portfolio during the current Valuation Period, and subtracts any per share charges for taxes and reserve for taxes. We then divide that amount by the net asset value per share as of the end of the last Valuation Period to obtain a factor that reflects investment performance. We then subtract a charge for each day in the valuation period not to exceed .000034035 (the daily equivalent of an effective annual rate of 1.25%).

VARIABLE INCOME PAYMENTS

     "Variable income payments" include variable income payments made under the various Income Annuities.

ASSUMED INVESTMENT RETURN (AIR)

     The following discussion concerning the amount of variable income payments is based on an Assumed Investment Return of 5% per year. It should not be inferred that such rates will bear any relationship to the actual net investment experience of the Separate Account.

AMOUNT OF INCOME PAYMENTS


     The income payment you receive periodically from an investment division (except for any payment paid within 10 days of the the day we receive all properly completed documents) will depend upon the number of annuity units held in that investment division (described below) and the Annuity Unit Value (described later) as of the 10th day prior to a payment date.



     The Income Annuity specifies the dollar amount of the initial variable income payment for each investment division (this equals the first payment amount if paid within 10 days of the day we receive all properly completed documents). This initial variable income payment is computed based on the amount of the purchase payment applied to the specific investment division (net any applicable premium tax owed or contract charge), the AIR, the age and/or sex of the measuring lives and the income payment type selected. The initial payment amount is then divided by the Annuity Unit Value for the investment division to determine the number of annuity units held in that investment division on the day we receive all properly completed documents. The number of annuity units held remains fixed for the duration of the contract.


     The dollar amount of subsequent variable income payments will vary with the amount by which investment performance is greater or less than the AIR and Separate Account charges.

     For example, on an annual basis, if an investment division has a cumulative net investment performance of 6% over a one year period, the first variable income payment in the next year will be approximately 1% greater than the payment on the same date in the preceding year, and subsequent payments will continue to vary with the investment experience of the investment division. If such investment performance return is 4% over a one year period, the first variable income payment in the next year will be approximately 1% less than the payment on the same date in the preceding year, and subsequent payments will continue to vary with the investment performance of the applicable division.

ANNUITY UNIT VALUE



     The Annuity Unit Value is based on the same change in investment performance in the Separate Account. (See "The Value of Your Income Payment" in the Prospectus.)



CALCULATING THE ANNUITY UNIT VALUE


     We calculate Annuity Unit Values once a day on every day the New York Stock Exchange is open for trading. We call the time between two consecutive Annuity Unit Value calculations the "Valuation Period." We have the right to change the basis for the Valuation Period, on 30 days' notice, as long as it is consistent with the law. All income payments are valued as of the end of the Valuation Period during which the transaction occurred. The Annuity Unit Values can increase or decrease, based on the investment performance of the corresponding underlying portfolios. If the investment performance is positive, after payment of Separate Account expenses and the deduction for the AIR, Annuity Unit Values will go up. Conversely, if the investment performance is negative, after payment of Separate Account expenses and the deduction for the AIR, Annuity Unit Values will go down.



     To calculate an Annuity Unit Value, we first multiply the experience factor for the period by a factor based on the AIR and the number of days in the Valuation Period. For an AIR of 5% and a one day Valuation Period, the factor is
 .99986634, which is the daily discount factor for an effective annual rate of 5%. (The AIR may be in the range of 1% to 6%, as defined in your Income Annuity and the laws in the state.) The resulting number is then multiplied by the last previously calculated Annuity Unit Value to produce the new Annuity Unit Value.


     The following examples show, by use of hypothetical examples, the method of determining the Annuity Unit Value and the amount of variable income payments:

                  EXAMPLE OF CALCULATION OF ANNUITY UNIT VALUE

1. Annuity Unit Value, beginning of period........................ $ 10.20000
2. "Experience factor" for period.................................   1.023558
3. Daily adjustment for 5% of Assumed Investment Return...........  .99986634
4. (2) X (3)......................................................   1.023421
5. Annuity Unit Value, end of period (1) X (4).................... $ 10.43889

DETERMINING THE VARIABLE INCOME PAYMENT


     Variable income payments can go up or down based upon the investment performance of the investment divisions in the Separate Account. The AIR is the rate used to determine the initial variable income payment and serves as a benchmark against which the investment performance of the investment divisions is compared. The higher the AIR, the higher the initial variable income payment will be. Variable income payments will increase only to the extent that the investment performance of the investment divisions exceeds the AIR (and Separate Account charges). Variable income payments will decline if the investment performance of the Separate Account does not exceed the AIR (and Separate Account charges). A lower AIR will result in a lower initial variable income payment, but variable income payments will increase more rapidly or decline more slowly as changes occur in the investment performance of the investment divisions.


                           EXAMPLE OF INCOME PAYMENTS
 (ASSUMES THE FIRST MONTHLY PAYMENT IS MADE WITHIN 10 DAYS OF THE ISSUE DATE OF
                              THE INCOME ANNUITY)
          Annuitant age 65, Life Annuity with 120 Payments Guaranteed

1. Net Purchase Payment...........................................   $50,000.00
2. First monthly income payment per $1,000 of Annuity Value.......   $     7.71
3. First monthly income payment (1) X (2) divided by 1,000........   $   385.50
4. Annuity Unit Value (see Example of Calculation of Annuity Unit
  Value above) as of Annuity Date.................................   $ 10.80000
5. Number of Annuity Units (3) divided by (4).....................     35.69444
6. Assume Annuity Unit Value for the second month equal to (10
  days prior to payment)..........................................   $ 10.97000
7. Second monthly Annuity Payment (5) X (6).......................   $   391.57
8. Assume Annuity Unit Value for third month equal to.............   $ 10.52684
9. Next monthly Annuity Payment (5) X (8).........................   $   375.75

INVESTMENT MANAGEMENT FEES

     Each of the currently available Metropolitan Fund Portfolios pays us, the investment manager of the Metropolitan Fund, an investment management fee. For providing investment management services to the Lehman Brothers Aggregated Bond Index and MetLife Stock Index, we receive monthly compensation from each Portfolio at an annual rate of .25% of the average daily value of the aggregate net assets of each Portfolio. For providing investment management services to the State Street Research Growth Portfolio, we receive monthly compensation from the Portfolio at an annual rate of .55% of the average daily value of the aggregate net assets of the Portfolio up to $500 million, .50% of such assets on the next $500 million and .45% of such assets on amounts over $1 billion. For providing investment management services to the State Street Research Diversified Portfolio, we receive monthly compensation from the Portfolio at an annual rate of .50% of the average daily value of the aggregate net assets of the Portfolio up to $500 million, .45% of such assets on the next $500 million and .40% of such assets on amounts over $1 billion. We pay State Street Research & Management Company, one of our subsidiaries, to provide us with sub-investment management services for the State Street Research Diversified and State Street Research Growth Portfolio.

     For providing investment management services to the Harris Oakmark Large Cap Value Portfolio, we receive monthly compensation from the Portfolio at an annual rate of .75% of the average daily value of the aggregate net assets of the Portfolio up to $250 million and .70% of such assets in excess of $250 million. Harris Associates L.P., whose general partner is indirectly owned by MetLife, is the sub-investment manager with respect to the Harris Oakmark Large Cap Value Portfolio.

     For providing investment management services to the T. Rowe Price Large Cap Growth Portfolio, we receive monthly compensation from the Portfolio at an annual rate of .70% of the average daily value of the aggregate net assets of the Portfolio up to $50 million, and .60% of such assets over $50 million. T. Rowe Price Associates, Inc. is the sub-investment manager for the T. Rowe Price Large Cap Growth Portfolio.


WHEN VOTING INSTRUCTIONS MAY BE DISREGARDED



     MetLife may disregard voting instructions under the following circumstances
(1) to make or refrain from making any change in the investments or investment policies for any portfolio if required by any insurance regulatory authority;
(2) to refrain from making any change in the investment policies or any investment adviser or principal underwriter or any portfolio which may be initiated by those having voting interests or the Metropolitan Fund's board of directors, provided MetLife's disapproval of the change is reasonable and, in the case of a change in investment policies or investment manager, based on a good faith determination that such change would be contrary to state law or otherwise inappropriate in light of the portfolio's objective and purposes; or
(3) to enter into or refrain from entering into any advisory agreement or underwriting contract, if required by any insurance regulatory authority.



     In the event that MetLife does disregard voting instructions, a summary of the action and the reasons for such action will be included in the next semiannual report.


PERFORMANCE DATA AND ADVERTISEMENT OF THE SEPARATE ACCOUNT


     From time to time we advertise the performance of various Separate Account investment divisions. Performance will be stated in terms of either yield, "change in annuity unit value" or "average annual total return" or some combination of the foregoing. Yield, change in annuity unit value and average annual total return figures are based on historical earnings and are not intended to indicate future performance. Yield figures quoted in advertisements will refer to the net income generated by an investment in a particular investment division for a thirty-day period or month, which is specified in the advertisement, and then expressed as a percentage yield of that investment. This percentage yield is then compounded semiannually. Change in annuity unit value refers to the comparison between values of annuity units over specified periods in which an investment division has been in operation, expressed as a percentage and may also be expressed as an annualized figure. Average annual total return differs from the change in annuity unit value because it assumes a steady rate of return. It also reflects all expenses.


     We may demonstrate hypothetical values of income payments (e.g. beginning with an initial income payment of $500) over a specified period based on historical net asset values of the Portfolios. These presentations reflect the benchmark AIR, deduction of the Separate Account charge and the investment-related charge. We may assume that the Income Annuity was in existence prior to its inception date. When we do so, we calculate performance based on the historical performance of the underlying Portfolios for the period before the inception date of the Income Annuity. We use the actual annuity unit data after the inception date.


     Advertisements regarding the Separate Account may contain comparisons of hypothetical after-tax returns of currently taxable investments versus returns of tax deferred or tax-exempt investments. From time to time, the Separate Account may compare the performance of its investment divisions with the performance of common stocks, long-term government bonds, long-term corporate bonds, intermediate-term government bonds, Treasury Bills, certificates of deposit and savings accounts. The Separate Account may use the Consumer Price Index in its advertisements as a measure of inflation for comparison purposes. From time to time, the Separate Account may advertise its performance ranking among similar investments or compare its performance to averages as compiled by independent organizations, such as Lipper Analytical Services, Inc., Morningstar, Inc., VARDS(Registered) and The Wall Street Journal. The Separate Account may also advertise its performance in comparison to appropriate indices, such as the Standard & Poor's 500 Composite Stock Price Index, the Lehman Brothers, Aggregate Bond Index, and/or the Lehman Brothers Government/
Corporate Bond Index, the Merrill Lynch High Yield Bond Index.

The following data is illustrative only, and should not be relied upon. Figures for annualized change in the annuity unit value (i.e., average annual total return) reflect only two months of performance which most likely is not indicative of the Portfolios' historical long-term performance. Therefore, we have not included these numbers in this presentation. Refer to the most recent performance data for the Portfolios for more current data. Past performance is not a guarantee of future results.



                     Inception (11/99) to December 31, 1999
                     --------------------------------------


                                                               Annualized Change
                                                                  in Annuity
                                                                  Unit Value
                                                                 (i.e. Average
                                Change in                           Annual
                                 Annuity                            Total
Investment Division             Unit Value                          Return)
-------------------             ----------                          -------

Lehman Brothers Aggregate
  Bond Index Division             -1.42%                               -

State Street Research
  Diversified Division             4.85%                               -

MetLife Stock Index
  Division                         7.72%                               -

Harris Oakmark Large
  Cap Value Division              -1.61%                               -

T. Rowe Price Large Cap
  Growth Division                 12.78%                               -

State Street Research
  Growth Division                 10.00%                               -




The following data for the Portfolios has been restated to reflect the deduction of the 1.25% Separate Account charge and the investment-related charge for the period before the inception date of the Income Annuity.




              Average Annual Total Return for the Portfolios of the
             Metropolitan Series Fund for the Period Ending 12/31/99
      For periods of 1, 5, and 10 years (or since inception as applicable)




                                                                          5 Year        10 Year
                                                                      (or inception   (or inception
     Portfolio                          Inception Date       1 Year      if less)       if less)
-------------------                     --------------       ------      -------        -------
Lehman Brothers Aggregate Bond Index      11/09/98           -2.57%       -1.23%
State Street Research Diversified         07/25/86            7.36%       16.46%        11.65%
MetLife Stock Index                       05/01/90           19.31%       26.40%        17.60%
Harris Oakmark Large Cap Value            11/09/98           -8.03%       -9.43%
T. Rowe Price Large Cap                   11/09/98           20.71%       28.27%
State Street Research Growth              06/24/83           17.03%       24.39%        15.47%



The following data for the Income Annuity has been restated to reflect the 5% AIR, the deduction of the 1.25% Separate Account charge and the investment-related charge. It includes performance based on the historical performance of the underlying Portfolios for the period before the inception date of the Income Annuity. We use the actual annuity unit data after the inception date.



                Hypothetical Change in Annuity Unit Values
   (based on inception date of the Portfolio to 10/31/99 and actual return for the period 11/1/99 to 12/31/99)



                                                                          5 Year        10 Year
                                                                      (or inception  (or inception
Investment Division                     Inception Date       1 Year      if less)       if less)
-------------------                     --------------       ------      -------        -------
Lehman Brothers Aggregate Bond Index      11/09/98           -7.16%       -5.92%
State Street Research Diversified         07/25/86            2.27%       10.91%         6.32%
MetLife Stock Index                       05/01/90           13.71%       20.41%        12.00%
Harris Oakmark Large Cap Value            11/09/98          -12.53%      -13.82%
T. Rowe Price Large Cap                   11/09/98           15.02%       22.25%
State Street Research Growth              06/24/83           11.45%       18.47%         9.97%

                         INDEPENDENT AUDITORS' REPORT

The Contractholders of
Metropolitan Life Separate Account E:

We have audited the accompanying statement of assets and liabilities of Metropolitan Life Separate Account E (including the State Street Research Growth, State Street Research Income, State Street Research Money Market, State Street Research Diversified, Variable B, Variable C, Variable D, State Street Research Aggressive Growth, MetLife Stock Index, Santander International Stock, Loomis Sayles High Yield Bond, Janus Mid Cap, T. Rowe Price Small Cap Growth, Scudder Global Equity, Harris Oakmark Large Cap Value, Neuberger Berman Partners Mid Cap Value, T. Rowe Price Large Cap Growth, Lehman Brothers Aggregate Bond Index, Morgan Stanley EAFE(R) Index, Russell 2000(R) Index, Fidelity Money Market, Fidelity Equity-Income, Fidelity Growth, Fidelity Overseas, Fidelity Investment Grade Bond, Fidelity Asset Manager, Calvert Social Balanced and the Calvert Social Mid Cap Growth Divisions, collectively the "Separate Account E") as of December 31, 1999, the related statements of operations for the year then ended, and the statements of changes in net assets for years ended December 31, 1999 and 1998. These financial statements are the responsibility of the Separate Account E's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1999, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Separate Account E as of December 31, 1999, the results of its operations and changes in its net assets for the years ended December 31, 1999 and 1998 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
Denver, Colorado

March 3, 2000

                      Metropolitan Life Separate Account E

                      STATEMENT OF ASSETS AND LIABILITIES
                               DECEMBER 31, 1999

                                                      State Street
                           State Street  State Street   Research    State Street
                             Research      Research      Money        Research
                              Growth        Income       Market     Diversified
                             Division      Division     Division      Division
                          -------------- ------------ ------------ --------------
ASSETS:
Investments in
 Metropolitan Series
 Fund, Inc. at Value
 (Note 1A):
State Street Research
 Growth Portfolio
 (77,691,420 Shares;
 cost $2,369,169,265)...  $2,943,335,593          --          --              --
State Street Research
 Income Portfolio
 (33,927,963 Shares;
 cost $432,000,031).....             --  $396,278,612         --              --
State Street Research
 Money Market Portfolio
 (1,386,327 Shares; cost
 $14,662,649)...........             --           --  $14,338,780             --
State Street Research
 Diversified Portfolio
 (135,123,188 Shares;
 cost $2,236,243,719)...             --           --          --   $2,468,700,640
State Street Research
 Aggressive Growth
 Portfolio
 (34,466,893 Shares;
 cost $919,522,846).....             --           --          --              --
MetLife Stock Index
 Portfolio
 (94,736,586 Shares;
 cost $2,525,501,665)...             --           --          --              --
Santander International
 Stock Portfolio
 (18,942,941 Shares;
 cost $257,448,652).....             --           --          --              --
Loomis Sayles High Yield
 Bond Portfolio
 (6,073,840 Shares; cost
 $59,810,704)...........             --           --          --              --
Janus Mid Cap Portfolio
 (48,516,692 Shares;
 cost $1,066,602,135)...             --           --          --              --
T.Rowe Price Small Cap
 Growth Portfolio
 (14,546,010 Shares;
 cost $176,447,578).....             --           --          --              --
Scudder Global Equity
 Portfolio
 (10,218,341 Shares;
 cost $125,516,194).....             --           --          --              --
Harris Oakmark Large Cap
 Value Portfolio
 (3,722,279 Shares; cost
 $37,664,217)...........             --           --          --              --
Neuberger Berman
 Partners Mid Cap Value
 Portfolio
 (2,633,587 Shares; cost
 $31,258,158)...........             --           --          --              --
T. Rowe Price Large Cap
 Growth Portfolio
 (3,481,175 Shares; cost
 $40,642,372)...........             --           --          --              --
Lehman Brothers
 Aggregate Bond Index
 Portfolio
 (8,252,388 Shares; cost
 $81,657,758)...........             --           --          --              --
Morgan Stanley EAFE
 Index Portfolio
 (4,007,541 Shares; cost
 $46,807,364)...........             --           --          --              --
Russell 2000 Index
 Portfolio
 (5,705,319 Shares; cost
 $61,816,817)...........             --           --          --              --
 Total investments......   2,943,335,593  396,278,612  14,338,780   2,468,700,640
Cash....................             --           --          --              --
                          -------------- ------------ -----------  --------------
 Total assets...........   2,943,335,593  396,278,612  14,338,780   2,468,700,640
LIABILITIES.............             --           --          --               81
                          -------------- ------------ -----------  --------------
NET ASSETS..............  $2,943,335,593 $396,278,612 $14,338,780  $2,468,700,559
                          ============== ============ ===========  ==============

                       See Notes to Financial Statements.

                                  State Street                                 Loomis
                                    Research       MetLife       Santander     Sayles
 Variable     Variable  Variable   Aggressive       Stock      International High Yield
     B           C         D         Growth         Index          Stock        Bond
 Division     Division  Division    Division       Division      Division     Division
 --------     --------  --------  ------------  -------------- ------------- -----------
$93,941,724  $3,523,461 $41,395             --             --           --           --
        --          --      --              --             --           --           --
        --          --      --              --             --           --           --
        --          --      --              --             --           --           --
        --          --      --   $1,325,252,021            --           --           --
        --          --      --              --  $3,845,358,027          --           --
        --          --      --              --             --  $262,738,596          --
        --          --      --              --             --           --   $55,211,208
        --          --      --              --             --           --           --
        --          --      --              --             --           --           --
        --          --      --              --             --           --           --
        --          --      --              --             --           --           --
        --          --      --              --             --           --           --
        --          --      --              --             --           --           --
        --          --      --              --             --           --           --
        --          --      --              --             --           --           --
        --          --      --              --             --           --           --
 93,941,724   3,523,461  41,395   1,325,252,021  3,845,358,027  262,738,596   55,211,208
        --          --      --               15            --           --           --
-----------  ---------- -------  -------------- -------------- ------------  -----------
 93,941,724   3,523,461  41,395   1,325,252,036  3,845,358,027  262,738,596   55,211,208
        --          --      --              --              36          --           --
-----------  ---------- -------  -------------- -------------- ------------  -----------
$93,941,724  $3,523,461 $41,395  $1,325,252,036 $3,845,357,991 $262,738,596  $55,211,208
===========  ========== =======  ============== ============== ============  ===========

                      Metropolitan Life Separate Account E

                      STATEMENT OF ASSETS AND LIABILITIES
                               DECEMBER 31, 1999

                                            T. Rowe                   Harris
                                             Price       Scudder      Oakmark
                               Janus       Small Cap      Global     Large Cap
                              Mid Cap        Growth       Equity       Value
                              Division      Division     Division    Division
                           -------------- ------------ ------------ -----------
ASSETS:
Investments in
 Metropolitan Series
 Fund, Inc. at Value
 (Note 1A):
State Street Research
 Growth Portfolio
 (77,691,420 Shares; cost
 $2,369,169,265).........             --           --           --          --
State Street Research
 Income Portfolio
 (33,927,963 Shares; cost
 $432,000,031)...........             --           --           --          --
State Street Research
 Money Market Portfolio
 (1,386,327 Shares; cost
 $14,662,649)............             --           --           --          --
State Street Research
 Diversified Portfolio
 (135,123,188 Shares;
 cost $2,236,243,719)....             --           --           --          --
State Street Research
 Aggressive Growth
 Portfolio
 (34,466,893 Shares; cost
 $919,522,846)...........             --           --           --          --
MetLife Stock Index
 Portfolio
 (94,736,586 Shares; cost
 $2,525,501,665).........             --           --           --          --
Santander International
 Stock Portfolio
 (18,942,941 Shares; cost
 $257,448,652)...........             --           --           --          --
Loomis Sayles High Yield
 Bond Portfolio
 (6,073,840 Shares; cost
 $59,810,704)............             --           --           --          --
Janus Mid Cap Portfolio
 (48,516,692 Shares; cost
 $1,066,602,135).........  $1,772,799,944          --           --          --
T.Rowe Price Small Cap
 Growth Portfolio
 (14,546,010 Shares; cost
 $176,447,578)...........             --  $228,808,731          --          --
Scudder Global Equity
 Portfolio
 (10,218,341 Shares; cost
 $125,516,194)...........             --           --  $152,355,460         --
Harris Oakmark Large Cap
 Value Portfolio
 (3,722,279 Shares; cost
 $37,664,217)............             --           --           --  $33,239,953
Neuberger Berman Partners
 Mid Cap Value Portfolio
 (2,633,587 Shares; cost
 $31,258,158)............             --           --           --          --
T. Rowe Price Large Cap
 Growth Portfolio
 (3,481,175 Shares; cost
 $40,642,372)............             --           --           --          --
Lehman Brothers Aggregate
 Bond Index Portfolio
 (8,252,388 Shares; cost
 $81,657,758)............             --           --           --          --
Morgan Stanley EAFE Index
 Portfolio
 (4,007,541 Shares; cost
 $46,807,364)............             --           --           --          --
Russell 2000 Index
 Portfolio
 (5,705,319 Shares; cost
 $61,816,817)............             --           --           --          --
                           -------------- ------------ ------------ -----------
 Total investments.......   1,772,799,944  228,808,731  152,355,460  33,239,953
Cash.....................             --            44          --          --
                           -------------- ------------ ------------ -----------
 Total assets............   1,772,799,944  228,808,775  152,355,460  33,239,953
LIABILITIES..............             964          --           --           48
                           -------------- ------------ ------------ -----------
NET ASSETS...............  $1,772,798,980 $228,808,775 $152,355,460 $33,239,905
                           ============== ============ ============ ===========

                       See Notes to Financial Statements.

  Neuberger
   Berman          T. Rowe             Lehman
  Partners          Price             Brothers             Morgan
   Mid Cap        Large Cap           Aggregate            Stanley             Russell
    Value          Growth            Bond Index          EAFE Index          2000 Index
  Division        Division            Division            Division            Division
 -----------     -----------         -----------         -----------         -----------
         --              --                  --                  --                  --
         --              --                  --                  --                  --
         --              --                  --                  --                  --
         --              --                  --                  --                  --
         --              --                  --                  --                  --
         --              --                  --                  --                  --
         --              --                  --                  --                  --
         --              --                  --                  --                  --
         --              --                  --                  --                  --
         --              --                  --                  --                  --
         --              --                  --                  --                  --
         --              --                  --                  --                  --
 $31,524,039             --                  --                  --                  --
         --      $46,682,553                 --                  --                  --
         --              --          $77,985,063                 --                  --
         --              --                  --          $53,460,599                 --
         --              --                  --                  --          $71,430,599
 -----------     -----------         -----------         -----------         -----------
  31,524,039      46,682,553          77,985,063          53,460,599          71,430,599
          10             --                  --                   14                   2
 -----------     -----------         -----------         -----------         -----------
  31,524,049      46,682,553          77,985,063          53,460,613          71,430,601
         --              --                  --                  --                  --
 -----------     -----------         -----------         -----------         -----------
 $31,524,049     $46,682,553         $77,985,063         $53,460,613         $71,430,601
 ===========     ===========         ===========         ===========         ===========

                      Metropolitan Life Separate Account E

                      STATEMENT OF ASSETS AND LIABILITIES
                               DECEMBER 31, 1999

                               Fidelity     Fidelity      Fidelity    Fidelity
                             Money Market Equity-Income    Growth     Overseas
                               Division     Division      Division    Division
                             ------------ ------------- ------------ -----------
ASSETS:
Investments in Fidelity
 Variable Insurance
 Products Funds At Value
 (Note 1A):
 Fidelity VIP Money Market
  Portfolio
  (10,319,078 Shares; cost
  $10,319,078).............  $10,319,078           --            --          --
 Fidelity VIP Equity-Income
  Portfolio
  (5,167,623 Shares; cost
  $109,067,057)............          --   $132,859,589           --          --
 Fidelity VIP Growth
  Portfolio
  (4,469,498 Shares; cost
  $149,929,294)............          --            --   $245,509,514         --
 Fidelity VIP Overseas
  Portfolio
  (1,278,457 Shares; cost
  $31,635,802).............          --            --            --  $35,080,863
 Fidelity VIP II Investment
  Grade Bond Portfolio
  (763,593 Shares; cost
  $9,375,044)..............          --            --            --          --
 Fidelity VIP II Asset
  Manager Portfolio
  (3,222,980 Shares; cost
  $50,989,152).............          --            --            --          --
Investments in Calvert
 Variable Series, Inc. at
 Value (Note 1A):
 Calvert Social Balanced
  Portfolio
  (25,035,526 Shares; cost
  $47,278,157).............          --            --            --          --
 Calvert Social Mid Cap
  Growth Portfolio
  (266,845 Shares; cost
  $7,492,696)..............          --            --            --          --
                             -----------  ------------  ------------ -----------
 Total investments.........   10,319,078   132,859,589   245,509,514  35,080,863
Cash.......................          --            --            --          --
                             -----------  ------------  ------------ -----------
 Total assets..............   10,319,078   132,859,589   245,509,514  35,080,863
LIABILITIES................          --            --            --          --
                             -----------  ------------  ------------ -----------
NET ASSETS.................  $10,319,078  $132,859,589  $245,509,514 $35,080,863
                             ===========  ============  ============ ===========

                       See Notes to Financial Statements.

  Fidelity                                          Calvert                      Calvert
 Investment           Fidelity                      Social                    Social Mid Cap
 Grade Bond         Asset Manager                  Balanced                       Growth
  Division            Division                     Division                      Division
 ----------         -------------                 -----------                 --------------
         --                  --                           --                           --
         --                  --                           --                           --
         --                  --                           --                           --
         --                  --                           --                           --
 $9,285,286                  --                           --                           --
         --          $60,173,030                          --                           --
         --                  --                   $54,302,056                          --
         --                  --                           --                    $8,013,346
 ----------          -----------                  -----------                   ----------
  9,285,286           60,173,030                   54,302,056                    8,013,346
         --                  --                           --                           --
 ----------          -----------                  -----------                   ----------
  9,285,286           60,173,030                   54,302,056                    8,013,346
         --                  --                           --                           --
 ----------          -----------                  -----------                   ----------
 $9,285,286          $60,173,030                  $54,302,056                   $8,013,346
 ==========          ===========                  ===========                   ==========

                      Metropolitan Life Separate Account E

                            STATEMENT OF OPERATIONS
                     FOR THE PERIOD ENDED DECEMBER 31, 1999

                                                     State Street
                          State Street State Street    Research   State Street
                            Research     Research       Money       Research
                             Growth       Income        Market    Diversified
                            Division     Division      Division     Division
                          ------------ ------------  ------------ ------------
INVESTMENT INCOME
Income:
 Dividends (Note 2).....  $312,332,694 $ 25,596,607    $673,364   $209,323,264
 Expenses (Note 3)......    34,204,641    5,344,116     219,620     30,308,765
                          ------------ ------------    --------   ------------
Net investment income
 (loss).................   278,128,053   20,252,491     453,744    179,014,499
                          ------------ ------------    --------   ------------
NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
Net realized gain (loss)
 from security
 transactions...........    62,166,340   (1,218,121)    (32,887)    28,959,695
Change in net unrealized
 appreciation
 (depreciation) of
 investments for the
 period.................    89,025,372  (34,603,213)     62,159    (39,501,729)
                          ------------ ------------    --------   ------------
Net realized and
 unrealized gain (loss)
 on investments (Note
 1B)....................   151,191,712  (35,821,334)     29,272    (10,542,034)
                          ------------ ------------    --------   ------------
NET INCREASE (DECREASE)
 IN NET ASSETS RESULTING
 FROM OPERATIONS........  $429,319,765 $(15,568,843)   $483,016   $168,472,465
                          ============ ============    ========   ============

                       See Notes to Financial Statements.

                                     State Street
                                       Research                  Santander   Loomis Sayles
                                      Aggressive    MetLife    International  High Yield
 Variable B    Variable C Variable D    Growth    Stock Index      Stock         Bond
  Division      Division   Division    Division     Division     Division      Division
 -----------   ---------- ---------- ------------ ------------ ------------- -------------
 $10,075,972    $373,385    $4,364   $ 28,442,616 $184,825,378  $41,421,269   $4,339,807
     861,573         --        --      13,929,760   41,218,438    3,063,490      573,037
 -----------    --------    ------   ------------ ------------  -----------   ----------
   9,214,399     373,385     4,364     14,512,856  143,606,940   38,357,779    3,766,770
 -----------    --------    ------   ------------ ------------  -----------   ----------
   8,316,913     154,760       --      77,224,327  141,933,683   12,224,938   (1,002,119)
  (3,045,574)     37,844     2,089    232,588,654  312,858,179  (13,893,204)   4,099,504
 -----------    --------    ------   ------------ ------------  -----------   ----------
   5,271,339     192,604     2,089    309,812,981  454,791,862   (1,668,266)   3,097,385
 -----------    --------    ------   ------------ ------------  -----------   ----------
 $14,485,738    $565,989    $6,453   $324,325,837 $598,398,802  $36,689,513   $6,864,155
 ===========    ========    ======   ============ ============  ===========   ==========

                      Metropolitan Life Separate Account E

                            STATEMENT OF OPERATIONS
                     FOR THE PERIOD ENDED DECEMBER 31, 1999

                                             T. Rowe                  Harris
                                              Price       Scudder     Oakmark
                                 Janus      Small Cap     Global     Large Cap
                                Mid Cap      Growth       Equity       Value
                                Division    Division     Division    Division
                              ------------ -----------  ----------- -----------
INVESTMENT INCOME
Income:
 Dividends (Note 2).........  $ 86,515,076         --   $ 5,157,718 $   347,609
 Expenses (Note 3)..........     9,773,157   2,107,943    1,445,714     254,434
                              ------------ -----------  ----------- -----------
Net investment income
 (loss).....................    76,741,919  (2,107,943)   3,712,004      93,175
                              ------------ -----------  ----------- -----------
NET REALIZED AND UNREALIZED
 GAIN (LOSS) ON INVESTMENTS:
Net realized gain (loss)
 from security
 transactions...............   102,627,814   5,272,038    2,471,119     (89,794)
Change in net unrealized
 appreciation (depreciation)
 of investments for the
 period.....................   631,364,390  44,474,798   21,316,192  (4,447,057)
                              ------------ -----------  ----------- -----------
Net realized and unrealized
 gain (loss) on investments
 (Note 1B)..................   733,992,204  49,746,836   23,787,311  (4,536,851)
                              ------------ -----------  ----------- -----------
NET INCREASE (DECREASE) IN
 NET ASSETS RESULTING FROM
 OPERATIONS.................  $810,734,123 $47,638,893  $27,499,315 $(4,443,676)
                              ============ ===========  =========== ===========

                       See Notes to Financial Statements.

 Neuberger
   Berman     T. Rowe      Lehman
  Partners     Price      Brothers      Morgan               Fidelity  Fidelity
  Mid Cap    Large Cap    Aggregate    Stanley     Russell    Money     Equity-
   Value       Growth    Bond Index   EAFE Index 2000 Index   Market    Income
  Division    Division    Division     Division   Division   Division  Division
 ----------  ----------  -----------  ---------- ----------- -------- -----------
 $1,375,021  $  182,727  $ 3,369,814  $  549,558 $ 2,081,201 $179,961 $ 6,058,921
    223,904     279,506      560,784     320,458     443,137   35,659   1,244,145
 ----------  ----------  -----------  ---------- ----------- -------- -----------
  1,151,117     (96,779)   2,809,030     229,100   1,638,064  144,302   4,814,776
 ----------  ----------  -----------  ---------- ----------- -------- -----------
    662,939     188,181      (65,373)  1,530,194     400,083      --    3,770,581
    163,745   5,837,101   (3,639,449)  6,558,714   9,296,566      --   (1,968,262)
 ----------  ----------  -----------  ---------- ----------- -------- -----------
    826,684   6,025,282   (3,704,822)  8,088,908   9,696,649      --    1,802,319
 ----------  ----------  -----------  ---------- ----------- -------- -----------
 $1,977,801  $5,928,503  $  (895,792) $8,318,008 $11,334,713 $144,302 $ 6,617,095
 ==========  ==========  ===========  ========== =========== ======== ===========

                      Metropolitan Life Separate Account E

                            STATEMENT OF OPERATIONS
                     For the period ended December 31, 1999

                                                   Fidelity    Fidelity
                           Fidelity    Fidelity   Investment    Asset
                            Growth     Overseas   Grade Bond   Manager
                           Division    Division    Division    Division
                          ----------- ----------- ----------  ----------
INVESTMENT INCOME
Income:
 Dividends (Note 2)...... $18,361,174 $   943,215 $ 490,093   $4,079,414
 Expenses (Note 3).......   1,827,739     244,700    88,708      527,898
                          ----------- ----------- ---------   ----------
Net investment income
 (loss)..................  16,533,435     698,515   401,385    3,551,516
                          ----------- ----------- ---------   ----------
NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
Net realized gain (loss)
 from security
 transactions............   1,690,620   7,899,918    57,436      807,833
Change in net unrealized
 appreciation
 (depreciation) of
 investments for the
 period..................  44,508,514   1,741,692  (641,467)   1,127,977
                          ----------- ----------- ---------   ----------
Net realized and
 unrealized gain (loss)
 on investments (Note
 1B).....................  46,199,134   9,641,610  (584,031)   1,935,810
                          ----------- ----------- ---------   ----------
NET INCREASE (DECREASE)
 IN NET ASSETS RESULTING
 FROM OPERATIONS......... $62,732,569 $10,340,125 $(182,646)  $5,487,326
                          =========== =========== =========   ==========

                       See Notes to Financial Statements.

 Calvert                                                           Calvert
  Social                                                        Social Mid Cap
 Balanced                                                           Growth
 Division                                                          Division
----------                                                      --------------
$5,178,041                                                         $617,370
   574,129                                                           69,135
----------                                                         --------
 4,603,912                                                          548,235
----------                                                         --------
   603,710                                                          276,373
    13,211                                                         (349,562)
----------                                                         --------
   616,921                                                          (73,189)
----------                                                         --------
$5,220,833                                                         $475,046
==========                                                         ========

                      Metropolitan Life Separate Account E

                      STATEMENTS OF CHANGES IN NET ASSETS

                             State Street Research         State Street Research
                                Growth Division               Income Division
                         ------------------------------  --------------------------
                          For the Year    For the Year   For the Year  For the Year
                             Ended           Ended          Ended         Ended
                          December 31,    December 31,   December 31,  December 31,
                              1999            1998           1999          1998
                         --------------  --------------  ------------  ------------
INCREASE (DECREASE) IN
 NET ASSETS:
 From operations:
 Net investment income
  (loss)...............  $  278,128,053  $  204,616,327  $ 20,252,491  $ 29,082,224
 Net realized gain
  (loss) from security
  transactions.........      62,166,340      26,298,215    (1,218,121)    1,273,744
 Change in net
  unrealized apprecia-
  tion (depreciation)
  of investments.......      89,025,372     280,912,929   (34,603,213)     (200,044)
                         --------------  --------------  ------------  ------------
 Net increase (de-
  crease) in net assets
  resulting from opera-
  tions................     429,319,765     511,827,471   (15,568,843)   30,155,924
                         --------------  --------------  ------------  ------------
 From capital transac-
  tions:
 Purchases.............     265,161,445     271,042,284    55,913,381    64,640,719
 Redemptions...........    (171,009,194)   (122,272,961)  (38,156,879)  (28,530,070)
                         --------------  --------------  ------------  ------------
  Total net purchase
   payments (redemp-
   tions)..............      94,152,251     148,769,323    17,756,502    36,110,649
 Net portfolio trans-
  fers.................    (109,728,292)    (26,963,363)  (55,018,970)   33,277,896
 Net other transfers...        (406,507)       (508,271)     (157,467)      (77,316)
                         --------------  --------------  ------------  ------------
 Net increase
  (decrease) in net
  assets resulting from
  capital
  transactions.........     (15,982,548)    121,297,689   (37,419,935)   69,311,229
                         --------------  --------------  ------------  ------------
NET CHANGE IN NET AS-
 SETS..................     413,337,217     633,125,160   (52,988,778)   99,467,153
NET ASSETS--BEGINNING
 OF PERIOD.............   2,529,998,376   1,896,873,216   449,267,390   349,800,237
                         --------------  --------------  ------------  ------------
NET ASSETS--END OF PE-
 RIOD..................  $2,943,335,593  $2,529,998,376  $396,278,612  $449,267,390
                         ==============  ==============  ============  ============

                       See Notes to Financial Statements.

   State Street Research          State Street Research
   Money Market Division          Diversified Division           Variable B Division
 ---------------------------- ------------------------------  --------------------------
 For the Year   For the Year   For the Year    For the Year   For the Year  For the Year
    Ended          Ended          Ended           Ended          Ended         Ended
 December 31,   December 31,   December 31,    December 31,   December 31,  December 31,
     1999           1998           1999            1998           1999          1998
 ------------   ------------  --------------  --------------  ------------  ------------
    $453,744    $   508,951   $  179,014,499  $  187,134,254  $ 9,214,399   $ 7,696,652
     (32,887)        34,837       28,959,695       5,466,303    8,316,913     5,782,962
      62,159         (5,989)     (39,501,729)    134,318,516   (3,045,574)    6,978,552
 -----------    -----------   --------------  --------------  -----------   -----------
     483,016        537,799      168,472,465     326,919,073   14,485,738    20,458,166
 -----------    -----------   --------------  --------------  -----------   -----------
     452,736        255,102      307,244,358     333,211,219      233,613       226,228
  (3,850,645)    (3,418,636)    (168,992,672)   (117,752,204) (10,881,209)  (11,306,407)
 -----------    -----------   --------------  --------------  -----------   -----------
  (3,397,909)    (3,163,534)     138,251,686     215,459,015  (10,647,596)  (11,080,179)
   2,974,885      1,749,990     (121,768,364)     61,274,635           90            22
      (3,391)        (3,315)        (804,885)       (673,377)      77,106        (2,764)
 -----------    -----------   --------------  --------------  -----------   -----------
    (426,415)    (1,416,859)      15,678,437     276,060,273  (10,570,400)  (11,082,921)
 -----------    -----------   --------------  --------------  -----------   -----------
      56,601       (879,060)     184,150,902     602,979,346    3,915,338     9,375,245
  14,282,179     15,161,239    2,284,549,657   1,681,570,311   90,026,386    80,651,141
 -----------    -----------   --------------  --------------  -----------   -----------
 $14,338,780    $14,282,179   $2,468,700,559  $2,284,549,657  $93,941,724   $90,026,386
 ===========    ===========   ==============  ==============  ===========   ===========

                      Metropolitan Life Separate Account E

                      STATEMENTS OF CHANGES IN NET ASSETS

                                Variable C Division       Variable D Division
                             ------------------------- -------------------------
                             For the Year For the Year For the Year For the Year
                                Ended        Ended        Ended        Ended
                             December 31, December 31, December 31, December 31,
                                 1999         1998         1999         1998
                             ------------ ------------ ------------ ------------
INCREASE (DECREASE) IN NET
 ASSETS:
 From operations:
 Net investment income
  (loss)...................   $  373,385   $  312,967    $ 4,364      $ 3,215
 Net realized gain (loss)
  from security transac-
  tions....................      154,760      441,254        --           --
 Change in net unrealized
  appreciation (deprecia-
  tion) of investments.....       37,844       70,584      2,089        4,467
                              ----------   ----------    -------      -------
 Net increase (decrease) in
  net assets resulting from
  operations...............      565,989      824,805      6,453        7,682
                              ----------   ----------    -------      -------
 From capital transactions:
 Purchases.................          --        25,268        --           --
 Redemptions...............     (305,902)    (935,863)       --           --
                              ----------   ----------    -------      -------
  Total net purchase pay-
   ments (redemptions).....     (305,902)    (910,595)       --           --
 Net portfolio transfers...          --          (309)       --           --
 Net other transfers.......        2,730      (11,069)       --           --
                              ----------   ----------    -------      -------
 Net increase (decrease) in
  net assets resulting from
  capital transactions.....     (303,172)    (921,973)       --           --
                              ----------   ----------    -------      -------
NET CHANGE IN NET ASSETS...      262,817      (97,168)     6,453        7,682
NET ASSETS--BEGINNING OF
 PERIOD....................    3,260,644    3,357,812     34,942       27,260
                              ----------   ----------    -------      -------
NET ASSETS--END OF PERIOD..   $3,523,461   $3,260,644    $41,395      $34,942
                              ==========   ==========    =======      =======

                       See Notes to Financial Statements.

                                                                        Santander
    State Street Research                  MetLife                 International Stock
 Aggressive Growth Division         Stock Index Division                Division
------------------------------  ------------------------------  --------------------------
 For the Year    For the Year    For the Year    For the Year   For the Year  For the Year
    Ended           Ended           Ended           Ended          Ended         Ended
 December 31,    December 31,    December 31,    December 31,   December 31,  December 31,
     1999            1998            1999            1998           1999          1998
--------------  --------------  --------------  --------------  ------------  ------------
$   14,512,856  $   56,171,296  $  143,606,940  $   89,125,955  $ 38,357,779  $   (145,246)
    77,224,327      35,680,553     141,933,683      68,017,631    12,224,938     7,654,046
   232,588,654      45,940,529     312,858,179     398,393,213   (13,893,204)   38,302,726
--------------  --------------  --------------  --------------  ------------  ------------
   324,325,837     137,792,378     598,398,802     555,536,799    36,689,513    45,811,526
--------------  --------------  --------------  --------------  ------------  ------------
    75,870,705     108,436,372     504,735,590     403,472,148    21,979,327    25,765,813
   (84,909,572)    (78,737,642)   (201,712,483)   (122,924,047)  (16,662,946)  (16,037,510)
--------------  --------------  --------------  --------------  ------------  ------------
    (9,038,867)     29,698,730     303,023,107     280,548,101     5,316,381     9,728,303
  (207,792,091)   (158,421,934)     74,385,432     159,663,776   (29,169,982)  (33,426,187)
            46        (363,723)       (507,670)       (770,595)      (62,350)      (84,341)
--------------  --------------  --------------  --------------  ------------  ------------
  (216,830,912)   (129,086,927)    376,900,869     439,441,282   (23,915,951)  (23,782,225)
--------------  --------------  --------------  --------------  ------------  ------------
   107,494,925       8,705,451     975,299,671     994,978,081    12,773,562    22,029,301
 1,217,757,111   1,209,051,660   2,870,058,320   1,875,080,239   249,965,034   227,935,733
--------------  --------------  --------------  --------------  ------------  ------------
$1,325,252,036  $1,217,757,111  $3,845,357,991  $2,870,058,320  $262,738,596  $249,965,034
==============  ==============  ==============  ==============  ============  ============

                      Metropolitan Life Separate Account E

                      STATEMENTS OF CHANGES IN NET ASSETS

                          Loomis Sayles High Yield           Janus Mid Cap
                                Bond Division                  Division
                          --------------------------  ----------------------------
                          For the Year  For the Year   For the Year   For the Year
                             Ended         Ended          Ended          Ended
                          December 31,  December 31,   December 31,   December 31,
                              1999          1998           1999           1998
                          ------------  ------------  --------------  ------------
INCREASE (DECREASE) IN
 NET ASSETS:
 From operations:
 Net investment income
  (loss)................  $ 3,766,770   $ 3,568,151   $   76,741,919  $   (907,747)
 Net realized gain
  (loss) from security
  transactions..........   (1,002,119)     (343,705)     102,627,814     8,354,115
 Change in net
  unrealized
  appreciation
  (depreciation) of
  investments...........    4,099,504    (7,314,238)     631,364,390    66,659,923
                          -----------   -----------   --------------  ------------
 Net increase (decrease)
  in net assets
  resulting from
  operations............    6,864,155    (4,089,792)     810,734,123    74,106,291
                          -----------   -----------   --------------  ------------
 From capital
  transactions:
 Purchases..............    9,511,700    14,100,048      262,621,252   103,125,247
 Redemptions............   (2,531,875)   (1,956,958)     (35,345,823)   (7,555,010)
                          -----------   -----------   --------------  ------------
 Total net purchase
  payments
  (redemptions).........    6,979,825    12,143,090      227,275,429    95,570,237
 Net portfolio
  transfers.............    2,589,191     5,001,434      394,697,486    73,431,163
 Net other transfers....       (3,422)        4,283         (328,916)     (307,458)
                          -----------   -----------   --------------  ------------
 Net increase (decrease)
  in net assets
  resulting from capital
  transactions..........    9,565,594    17,148,807      621,643,999   168,693,942
                          -----------   -----------   --------------  ------------
NET CHANGE IN NET
 ASSETS.................   16,429,749    13,059,015    1,432,378,122   242,800,233
NET ASSETS--BEGINNING OF
 PERIOD.................   38,781,459    25,722,444      340,420,858    97,620,625
                          -----------   -----------   --------------  ------------
NET ASSETS--END OF
 PERIOD.................  $55,211,208   $38,781,459   $1,772,798,980  $340,420,858
                          ===========   ===========   ==============  ============

                       See Notes to Financial Statements.

        T. Rowe Price                Scudder Global           Harris Oakmark Large
  Small Cap Growth Division          Equity Division           Cap Value Division
 ------------------------------ --------------------------  --------------------------
 For the Year    For the Year   For the Year  For the Year  For the Year  For the Year
     Ended           Ended         Ended         Ended         Ended         Ended
 December 31,    December 31,   December 31,  December 31,  December 31,  December 31,
     1999            1998           1999          1998          1999          1998
 -------------   -------------  ------------  ------------  ------------  ------------
 $  (2,107,943)  $  (1,596,579) $  3,712,004  $    551,635  $    93,175    $    6,654
     5,272,038      (1,844,850)    2,471,119     3,761,734      (89,794)         (192)
    44,474,798       7,150,268    21,316,192     5,427,106   (4,447,057)       22,793
 -------------   -------------  ------------  ------------  -----------    ----------
    47,638,893       3,708,839    27,499,315     9,740,475   (4,443,676)       29,255
 -------------   -------------  ------------  ------------  -----------    ----------
    36,495,836      59,726,669    25,895,458    27,935,594   17,050,410     1,011,345
    (9,131,942)     (5,689,823)   (5,620,294)   (2,923,122)  (1,022,417)      (12,703)
 -------------   -------------  ------------  ------------  -----------    ----------
    27,363,894      54,036,846    20,275,164    25,012,472   16,027,993       998,642
   (15,988,758)     24,916,661     2,623,332    12,284,725   17,887,362     2,738,739
       (19,608)        (16,742)      (21,564)       14,374        1,728          (138)
 -------------   -------------  ------------  ------------  -----------    ----------
    11,355,528      78,936,765    22,876,932    37,311,571   33,917,083     3,737,243
 -------------   -------------  ------------  ------------  -----------    ----------
    58,994,421      82,645,604    50,376,247    47,052,046   29,473,407     3,766,498
   169,814,354      87,168,750   101,979,213    54,927,167    3,766,498           --
 -------------   -------------  ------------  ------------  -----------    ----------
 $ 228,808,775   $ 169,814,354  $152,355,460  $101,979,213  $33,239,905    $3,766,498
 =============   =============  ============  ============  ===========    ==========

                      Metropolitan Life Separate Account E

                      STATEMENTS OF CHANGES IN NET ASSETS

                           Neuberger Berman Partners       T. Rowe Price Large
                            Mid Cap Value Division         Cap Growth Division
                          ---------------------------- ----------------------------
                                        For the Period               For the Period
                          For the Year   Nov. 9, 1998  For the Year   Nov. 9, 1998
                             Ended            to          Ended            to
                          December 31,   December 31,  December 31,   December 31,
                              1999           1998          1999           1998
                          ------------  -------------- ------------  --------------
INCREASE (DECREASE) IN
 NET ASSETS:
 From operations:
 Net investment income
  (loss)................  $ 1,151,117     $    1,462   $   (96,779)    $     (264)
 Net realized gain
  (loss) from security
  transactions..........      662,939          5,610       188,181            481
 Change in net
  unrealized
  appreciation
  (depreciation) of
  investments...........      163,745        102,136     5,837,101        203,080
                          -----------     ----------   -----------     ----------
 Net increase (decrease)
  in net assets
  resulting from
  operations............    1,977,801        109,208     5,928,503        203,297
                          -----------     ----------   -----------     ----------
 From capital
  transactions:
 Purchases..............   13,058,613        528,225    17,679,944      1,011,671
 Redemptions............     (748,540)        (8,079)   (1,063,352)       (15,197)
                          -----------     ----------   -----------     ----------
 Total net purchase
  payments
  (redemptions).........   12,310,073        520,146    16,616,592        996,474
 Net portfolio
  transfers.............   13,991,061      2,608,509    19,630,907      3,312,056
 Net other transfers....        7,270            (19)       (5,434)           158
                          -----------     ----------   -----------     ----------
 Net increase (decrease)
  in net assets
  resulting from capital
  transactions..........   26,308,404      3,128,636    36,242,065      4,308,688
                          -----------     ----------   -----------     ----------
NET CHANGE IN NET
 ASSETS.................   28,286,205      3,237,844    42,170,568      4,511,985
NET ASSETS--BEGINNING OF
 PERIOD.................    3,237,844            --      4,511,985            --
                          -----------     ----------   -----------     ----------
NET ASSETS--END OF
 PERIOD.................  $31,524,049     $3,237,844   $46,682,553     $4,511,985
                          ===========     ==========   ===========     ==========

                       See Notes To Financial Statements.

  Lehman Brothers Aggregate       Morgan Stanley EAFE
     Bond Index Division            Index Division         Russell 2000 Index Division
 --------------------------------------------------------- ----------------------------
               For the Period               For the Period               For the Period
 For the Year   Nov. 9, 1998  For the Year   Nov. 9, 1998  For the Year   Nov. 9, 1998
    Ended            to          Ended            to          Ended            to
 December 31,   December 31,  December 31,   December 31,  December 31,   December 31,
     1999           1998          1999           1998          1999           1998
 ------------  -------------- ------------  -------------- ------------  --------------
  $2,809,030     $   42,997   $   229,100     $      695   $ 1,638,064     $    4,244
    (65,373)          8,661     1,530,194          2,965       400,083            299
 (3,639,449)        (33,246)    6,558,714         94,521     9,296,566        317,216
 -----------     ----------   -----------     ----------   -----------     ----------
   (895,792)         18,412     8,318,008         98,181    11,334,713        321,759
 -----------     ----------   -----------     ----------   -----------     ----------
  44,917,262      2,383,753    26,127,439        939,109    32,650,492      1,458,407
 (2,176,680)        (16,786)   (1,184,409)        (4,888)   (1,393,965)       (10,084)
 -----------     ----------   -----------     ----------   -----------     ----------
  42,740,582      2,366,967    24,943,030        934,221    31,256,527      1,448,323
  27,995,578      5,756,045    16,362,043      2,798,711    22,368,433      4,694,140
       3,258             14         6,400             19         6,901           (195)
 -----------     ----------   -----------     ----------   -----------     ----------
  70,739,418      8,123,025    41,311,473      3,732,951    53,631,861      6,142,268
 -----------     ----------   -----------     ----------   -----------     ----------
  69,843,626      8,141,437    49,629,481      3,831,132    64,966,574      6,464,027
   8,141,437            --      3,831,132            --      6,464,027            --
 -----------     ----------   -----------     ----------   -----------     ----------
 $77,985,063     $8,141,437   $53,460,613     $3,831,132   $71,430,601     $6,464,027
 ===========     ==========   ===========     ==========   ===========     ==========

                      Metropolitan Life Separate Account E

                      STATEMENTS OF CHANGES IN NET ASSETS

                                  Fidelity                    Fidelity
                            Money Market Division      Equity-Income Division
                          --------------------------  --------------------------
                          For the Year  For the Year  For the Year  For the Year
                             Ended         Ended         Ended         Ended
                          December 31,  December 31,  December 31,  December 31,
                              1999          1998          1999          1998
                          ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN
 NET ASSETS:
 From operations:
 Net investment income
  (loss)................  $   144,302   $    70,816   $  4,814,776  $  5,849,442
 Net realized gain
  (loss) from security
  transactions..........          --            --       3,770,581     2,573,653
 Change in net
  unrealized
  appreciation
  (depreciation) of
  investments...........          --            --      (1,968,262)    3,204,174
                          -----------   -----------   ------------  ------------
 Net increase (decrease)
  in net assets
  resulting from
  operations............      144,302        70,816      6,617,095    11,627,269
                          -----------   -----------   ------------  ------------
 From capital
  transactions:
 Purchases..............    8,015,817     1,265,510     22,859,455    24,530,054
 Redemptions............   (1,757,138)   (1,516,869)    (8,066,343)   (9,385,105)
                          -----------   -----------   ------------  ------------
  Total net purchase
   payments
   (redemptions)........    6,258,679      (251,359)    14,793,112    15,144,949
 Net portfolio
  transfers.............    2,057,532     1,078,004    (15,924,137)   (5,053,322)
 Net other transfers....       (4,811)         (571)       (36,424)      (64,670)
                          -----------   -----------   ------------  ------------
 Net increase (decrease)
  in net assets
  resulting from capital
  transactions..........    8,311,400       826,074     (1,167,449)   10,026,957
                          -----------   -----------   ------------  ------------
NET CHANGE IN NET
 ASSETS.................    8,455,702       896,890      5,449,646    21,654,226
NET ASSETS--BEGINNING OF
 PERIOD.................    1,863,376       966,486    127,409,943   105,755,717
                          -----------   -----------   ------------  ------------
NET ASSETS--END OF
 PERIOD.................  $10,319,078   $ 1,863,376   $132,859,589  $127,409,943
                          ===========   ===========   ============  ============

                       See Notes To Financial Statements.

                                Fidelity Overseas          Fidelity Investment
Fidelity Growth Division            Division               Grade Bond Division
--------------------------  --------------------------  --------------------------
For the Year  For the Year  For the Year  For the Year  For the Year  For the Year
   Ended         Ended         Ended         Ended         Ended         Ended
December 31,  December 31,  December 31,  December 31,  December 31,  December 31,
    1999          1998          1999          1998          1999          1998
------------  ------------  ------------  ------------  ------------  ------------
$ 16,533,435  $ 13,632,842  $   698,515   $ 1,389,339   $   401,385    $  279,415
   1,690,620     3,491,143    7,899,918       924,598        57,436        84,679
  44,508,514    24,850,739    1,741,692        42,139      (641,467)      234,217
------------  ------------  -----------   -----------   -----------    ----------
  62,732,569    41,974,724   10,340,125     2,356,076      (182,646)      598,311
------------  ------------  -----------   -----------   -----------    ----------
  29,193,313    23,670,952    3,990,736     5,122,845     1,956,738     2,187,773
 (10,933,417)  (11,519,342)  (1,453,009)   (1,927,541)     (611,744)     (810,073)
------------  ------------  -----------   -----------   -----------    ----------
  18,259,896    12,151,610    2,537,727     3,195,304     1,344,994     1,377,700
   7,609,412    (3,683,855)    (806,163)   (3,286,287)   (1,300,166)    1,086,486
     (17,359)     (105,446)    (182,955)       (8,379)       (9,037)       (7,460)
------------  ------------  -----------   -----------   -----------    ----------
  25,851,949     8,362,309    1,548,609       (99,362)       35,791     2,456,726
------------  ------------  -----------   -----------   -----------    ----------
  88,584,518    50,337,033   11,888,734     2,256,714      (146,855)    3,055,037
 156,924,996   106,587,963   23,192,129    20,935,415     9,432,141     6,377,104
------------  ------------  -----------   -----------   -----------    ----------
$245,509,514  $156,924,996  $35,080,863   $23,192,129   $ 9,285,286    $9,432,141
============  ============  ===========   ===========   ===========    ==========

                      Metropolitan Life Separate Account E

                      STATEMENTS OF CHANGES IN NET ASSETS

                                  Fidelity                 Calvert Social          Calvert Social Mid Cap
                           Asset Manager Division         Balanced Division            Growth Division
                          --------------------------  --------------------------  -------------------------
                          For the Year  For the Year  For the Year  For the Year  For the Year For the Year
                             Ended         Ended         Ended         Ended         Ended        Ended
                          December 31,  December 31,  December 31,  December 31,  December 31, December 31,
                              1999          1998          1999          1998          1999         1998
                          ------------  ------------  ------------  ------------  ------------ ------------
INCREASE (DECREASE) IN
 NET ASSETS:
 From operations:
 Net investment income
  (loss)................  $ 3,551,516   $ 5,718,492   $ 4,603,912   $ 2,803,917    $  548,235   $  763,151
 Net realized gain
  (loss) from security
  transactions..........      807,833       860,649       603,710       404,517       276,373      200,832
 Change in net
  unrealized
  appreciation
  (depreciation) of
  investments...........    1,127,977       149,631        13,211     2,341,578      (349,562)     395,768
                          -----------   -----------   -----------   -----------    ----------   ----------
 Net increase (decrease)
  in net assets
  resulting from
  operations............    5,487,326     6,728,772     5,220,833     5,550,012       475,046    1,359,751
                          -----------   -----------   -----------   -----------    ----------   ----------
 From capital
  transactions:
 Purchases..............    8,191,507     8,448,368     7,293,509     7,171,631     1,644,955    1,423,352
 Redemptions............   (3,989,450)   (3,988,838)   (1,876,553)   (1,653,370)     (242,225)    (451,262)
                          -----------   -----------   -----------   -----------    ----------   ----------
 Total net purchase
  payments
  (redemptions).........    4,202,057     4,459,530     5,416,956     5,518,261     1,402,730      972,090
 Net portfolio
  transfers.............   (4,054,499)   (2,379,056)   (1,485,236)       80,963      (806,101)     485,270
 Net other transfers....      (60,514)   (2,755,577)      (12,300)     (149,713)       (1,935)     (61,198)
                          -----------   -----------   -----------   -----------    ----------   ----------
 Net increase (decrease)
  in net assets
  resulting from capital
  transactions..........       87,044      (675,103)    3,919,420     5,449,511       594,694    1,396,162
                          -----------   -----------   -----------   -----------    ----------   ----------
NET CHANGE IN NET
 ASSETS.................    5,574,370     6,053,669     9,140,253    10,999,523     1,069,740    2,755,913
NET ASSETS--BEGINNING OF
 PERIOD.................   54,598,660    48,544,991    45,161,803    34,162,280     6,943,606    4,187,693
                          -----------   -----------   -----------   -----------    ----------   ----------
NET ASSETS--END OF
 PERIOD.................  $60,173,030   $54,598,660   $54,302,056   $45,161,803    $8,013,346   $6,943,606
                          ===========   ===========   ===========   ===========    ==========   ==========

                       See Notes To Financial Statements.

                     Metropolitan Life Separate Account E

                         NOTES TO FINANCIAL STATEMENTS

                               December 31, 1999

Metropolitan Life Separate Account E (the "Separate Account") is a multi-division unit investment trust registered under the Investment Company Act of 1940. Seventeen investment divisions correspond to the State Street Research Growth, State Street Research Income, State Street Research Money Market, State Street Research Diversified, State Street Research Aggressive Growth, MetLife Stock Index, Santander International Stock, Loomis Sayles High Yield Bond, Janus Mid Cap, T. Rowe Price Small Cap Growth, Scudder Global Equity, Harris Oakmark Large Cap Value, Neuberger Berman Partners Mid Cap Value, T. Rowe Price Large Cap Growth, Lehman Brothers Aggregate Bond Index, Morgan Stanley EAFE Index, and Russell 2000 Index Portfolios of the Metropolitan Series Fund, Inc. (the "Fund"). The assets in the Variable B, Variable C, and Variable D Divisions are restricted to investing in the Growth Portfolio of the Fund.

The Fidelity Money Market, Equity-Income, Growth, Overseas, Investment Grade Bond, and Asset Manager Divisions correspond to the Money Market, Equity-Income, Growth, Overseas, Investment Grade Bond, and Asset Manager Portfolios of Fidelity's Variable Insurance Products Fund and Fidelity's Variable Insurance Products Fund II ("Fidelity").

The Calvert Social Balanced Division and Calvert Social Mid-Cap Growth Division correspond to the Calvert Social Balanced Portfolio and Calvert Social Mid-Cap Growth Portfolio, respectively, of the Calvert Variable Series, Inc. ("Calvert"). Each portfolio has specific objectives relative to growth of capital and income.

The Separate Account was formed by Metropolitan Life Insurance Company ("Metropolitan Life") on September 27, 1983, and registered as a unit investment trust on April 6, 1984. The assets of the Separate Account are the property of Metropolitan Life.

A summary of significant accounting policies, all of which are in accordance with generally accepted accounting principles, is set forth below:

1. SIGNIFICANT ACCOUNTING POLICIES

  A. Valuation of Investments

    Investments in shares of the Fund are valued at the reported net asset values of the respective portfolios. The method used to value the Fund's investments at December 31, 1999 are described in the Fund's 1999 Annual Report.

    Investments in shares of Fidelity are valued at the reported net asset values of the respective portfolios. The methods used to value Fidelity's investments at December 31, 1999 are described in Fidelity's 1999 Annual Report.

    Investments in shares of Calvert are valued at the reported net asset value of the Calvert Social Balanced Portfolio and Calvert Social Mid-Cap Growth Portfolio. The methods used to value Calvert's investments at December 31, 1999 are described in Calvert's 1999 Annual Report.

  B. Security Transactions

    Purchases and sales are recorded on the trade date. Realized gains and losses on sales of investments are determined on the basis of identified cost.
  C. Federal Income Taxes

    In the opinion of counsel of Metropolitan Life, the Separate Account will be treated as a part of Metropolitan Life and its operations, and the Separate Account will not be taxed separately as a "regulated investment company" under existing law. Metropolitan Life is taxed as a life insurance company. The contracts permit Metropolitan Life to charge against the Separate Account any taxes, attributable to the maintenance or operation of the Separate Account. Metropolitan Life does not anticipate, under existing law, that any federal income taxes will be charged against the Separate Account in determining the value of amounts under a contract.

D. Purchase Payments

  Purchase payments received by Metropolitan Life are credited as Accumulation Units as of the end of the valuation period in which received, as provided in the prospectus.

E. Accumulation Units

  As of December 31, 1999, there were 424,599,147 Accumulation Units outstanding, which consisted of:

                                                                    Accumulation
   Division                                                            Units
   --------                                                         ------------
   State Street Research Growth Division...........................  68,186,817
   State Street Research Income Division...........................  20,028,295
   State Street Research Money Market Division.....................     766,554
   State Street Research Diversified Division......................  81,803,533
   State Street Research Aggressive Growth Division................  34,476,844
   MetLife Stock Index Division....................................  86,194,645
   Santander International Stock Division..........................  14,166,000
   Loomis Sayles High Yield Bond Division..........................   4,939,193
   Janus Mid Cap Division..........................................  46,723,767
   T. Rowe Price Small Cap Growth Division.........................  15,032,736
   Scudder Global Equity Division..................................   9,905,262
   Harris Oakmark Large Cap Value Division.........................   3,705,619
   Neuberger Berman Partners Mid Cap Value Division................   2,517,069
   T. Rowe Price Large Cap Growth Division.........................   3,509,482
   Lehman Brothers Aggregate Bond Index Division...................   7,899,005
   Morgan Stanley EAFE Index Division..............................   4,009,779
   Russell 2000 Index Division.....................................   5,590,923
   Fidelity Money Market Division..................................     756,966
   Fidelity Equity-Income Division.................................   3,703,407
   Fidelity Growth Division........................................   4,417,859
   Fidelity Overseas Division......................................   1,220,096
   Fidelity Investment Grade Bond Division.........................     560,146
   Fidelity Asset Manager Division.................................   2,253,306
   Calvert Social Balanced Division................................   1,948,896
   Calvert Social Mid-Cap Growth Division..........................     282,948

  In addition to the above mentioned Accumulation Units, there were cash reserves applicable to contracts receiving annuity payout under the Variable Account B Division and cash reserves for Preference Plus (PPA) Immediate Annuities.

   Variable Account B Division..................................... $ 2,915,679
   Cash Reserves for PPA Immediate Annuities....................... $42,968,371

2. DIVIDENDS

  The amount of dividends received by the Separate Account during the year were $952,895,633. The dividends were paid to Metropolitan Life and were immediately reinvested in additional shares of the portfolio in which each of the investment divisions invest. As a result of these reinvestments, number of shares held by each of the investment divisions increased by the following:

   Division:                                                            Shares
   ---------                                                          ----------
   State Street Research Growth Division.............................  8,285,667
   State Street Research Income Division.............................  2,186,881
   State Street Research Money Market Division.......................     65,195
   State Street Research Diversified Division........................ 11,683,635
   Variable B Division...............................................    267,238
   Variable C Division...............................................      9,905
   Variable D Division...............................................        116
   State Street Research Aggressive Growth Division..................    809,854
   MetLife Stock Index Division......................................  4,707,799
   Santander International Stock Division............................  3,044,329
   Loomis Sayles High Yield Bond Division............................    478,479
   Janus Mid Cap Division............................................  2,638,977
   T. Rowe Price Small Cap Growth Division...........................         --
   Scudder Global Equity Division....................................    370,368
   Harris Oakmark Large Cap Value Division...........................     40,140
   Neuberger Berman Partners Mid Cap Value Division..................    119,910
   T. Rowe Price Large Cap Growth Division...........................     14,207
   Lehman Brothers Aggregate Bond Index Division.....................    356,913
   Morgan Stanley EAFE Index Division................................     43,409
   Russell 2000 Index Division.......................................    176,227
   Fidelity Money Market Division....................................    179,961
   Fidelity Equity-Income Division...................................    254,791
   Fidelity Growth Division..........................................    440,739
   Fidelity Overseas Division........................................     49,075
   Fidelity Investment Grade Bond Division...........................     39,942
   Fidelity Asset Manager Division...................................    241,672
   Calvert Social Balanced Division..................................  2,389,497
   Calvert Social Mid-Cap Growth Division............................     20,634

3. EXPENSES

  Metropolitan Life applies a daily charge against the Separate Account for general administrative expenses and for the mortality and expense risk assumed by Metropolitan Life. This charge is equivalent to an effective annual rate of 1.5% of the average daily values of the assets in the Separate Account for VestMet contracts and 1.25% for Preference Plus contracts. Of this charge, Metropolitan Life estimates .75% is for general administrative expenses for VestMet contracts and .50% is for Preference Plus contracts and .75% is for the mortality and expense risk on both contracts. However, for the enhanced and Financial Freedom Account Contracts, the charge is equivalent to an effective annual rate of .95% of the average daily value of the assets for these contracts. Of this charge, Metropolitan Life estimates .20% is for general administrative expenses and .75% is for mortality and expense risk. The Variable B, C, and D contracts are charged for administrative expenses and mortality and expense risk according to the rates under their respective contracts.

4. NEW DIVISIONS

  On November 9, 1998, six divisions were added to the Separate Account:
  Harris Oakmark Large Cap Value Division, Neuberger Berman Partners Mid Cap Value Division, T. Rowe Price Large Cap Growth Division, Lehman Brothers Aggregate Bond Index Division, Morgan Stanley EAFE Index Division, and Russell 2000 Index Division.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

METROPOLITAN LIFE INSURANCE COMPANY
Independent Auditors' Report................................
Consolidated Statements of Income for the years ended
  December 31, 1999, 1998 and 1997..........................
Consolidated Balance Sheets at December 31, 1999 and 1998...
Consolidated Statements of Equity for the years ended
  December 31, 1999, 1998 and 1997..........................
Consolidated Statements of Cash Flows for the years ended
  December 31, 1999, 1998 and 1997..........................
Notes to Consolidated Financial Statements..................

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Policyholders of
Metropolitan Life Insurance Company:

     We have audited the accompanying consolidated balance sheets of Metropolitan Life Insurance Company and subsidiaries (the "Company") as of December 31, 1999 and 1998, and the related consolidated statements of income, equity and cash flows for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Metropolitan Life Insurance Company and subsidiaries at December 31, 1999 and 1998, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

New York, New York
February 7, 2000

                      METROPOLITAN LIFE INSURANCE COMPANY

                       CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
                                 (IN MILLIONS)

                                                               1999       1998       1997
                                                               ----       ----       ----
REVENUES
Premiums....................................................  $12,088    $11,503    $11,278
Universal life and investment-type product policy fees......    1,438      1,360      1,418
Net investment income.......................................    9,816     10,228      9,491
Other revenues..............................................    2,154      1,994      1,491
Net realized investment gains (losses) (net of amounts
  allocable to other accounts of $(67), $608 and $231,
  respectively).............................................      (70)     2,021        787
                                                              -------    -------    -------
                                                               25,426     27,106     24,465
                                                              -------    -------    -------
EXPENSES
Policyholder benefits and claims (excludes amounts directly
  related to net realized investment gains (losses) of
  $(21), $368 and $161, respectively).......................   13,105     12,638     12,403
Interest credited to policyholder account balances..........    2,441      2,711      2,878
Policyholder dividends......................................    1,690      1,651      1,742
Other expenses (excludes amounts directly related to net
  realized investment gains (losses) of $(46), $240 and $70,
  respectively).............................................    6,755      8,019      5,771
                                                              -------    -------    -------
                                                               23,991     25,019     22,794
                                                              -------    -------    -------
Income before provision for income taxes and extraordinary
  item......................................................    1,435      2,087      1,671
Provision for income taxes..................................      593        740        468
                                                              -------    -------    -------
Income before extraordinary item............................      842      1,347      1,203
Extraordinary item -- demutualization expense...............      225          4         --
                                                              -------    -------    -------
Net income..................................................  $   617    $ 1,343    $ 1,203
                                                              =======    =======    =======

          See accompanying notes to consolidated financial statements.

                      METROPOLITAN LIFE INSURANCE COMPANY

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1999 AND 1998
                                 (IN MILLIONS)

                                                                1999        1998
                                                                ----        ----
ASSETS
Investments:
  Fixed maturities available-for-sale, at fair value........  $ 96,981    $100,767
  Equity securities, at fair value..........................     2,006       2,340
  Mortgage loans on real estate.............................    19,739      16,827
  Real estate and real estate joint ventures................     5,649       6,287
  Policy loans..............................................     5,598       5,600
  Other limited partnership interests.......................     1,331       1,047
  Short-term investments....................................     3,055       1,369
  Other invested assets.....................................     1,501       1,484
                                                              --------    --------
                                                               135,860     135,721

Cash and cash equivalents...................................     2,789       3,301
Accrued investment income...................................     1,725       1,994
Premiums and other receivables..............................     6,681       5,972
Deferred policy acquisition costs...........................     8,492       6,538
Deferred income taxes.......................................       603          --
Other.......................................................     4,141       3,752
Separate account assets.....................................    64,941      58,068
                                                              --------    --------
                                                              $225,232    $215,346
                                                              ========    ========
LIABILITIES AND EQUITY
Liabilities:
Future policy benefits......................................  $ 73,582    $ 72,701
Policyholder account balances...............................    45,901      46,494
Other policyholder funds....................................     4,498       4,061
Policyholder dividends payable..............................       974         947
Short-term debt.............................................     4,208       3,585
Long-term debt..............................................     2,514       2,903
Current income taxes payable................................       548         403
Deferred income taxes payable...............................        --         545
Other.......................................................    14,376      10,772
Separate account liabilities................................    64,941      58,068
                                                              --------    --------
                                                               211,542     200,479
                                                              --------    --------

Commitments and contingencies (Note 9)

Equity:
Retained earnings...........................................    14,100      13,483
Accumulated other comprehensive income (loss)...............      (410)      1,384
                                                              --------    --------
                                                                13,690      14,867
                                                              --------    --------
                                                              $225,232    $215,346
                                                              ========    ========

          See accompanying notes to consolidated financial statements.

                      METROPOLITAN LIFE INSURANCE COMPANY

                       CONSOLIDATED STATEMENTS OF EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
                                 (IN MILLIONS)

                                                                                    ACCUMULATED OTHER
                                                                               COMPREHENSIVE INCOME (LOSS)
                                                                        -----------------------------------------
                                                                             NET           FOREIGN      MINIMUM
                                                                          UNREALIZED      CURRENCY      PENSION
                                             COMPREHENSIVE   RETAINED     INVESTMENT     TRANSLATION   LIABILITY
                                    TOTAL    INCOME (LOSS)   EARNINGS   GAINS (LOSSES)   ADJUSTMENT    ADJUSTMENT
                                    -----    -------------   --------   --------------   -----------   ----------
Balance at January 1, 1997.......  $11,983                   $10,937       $ 1,028          $  18         $ --
Comprehensive income:
  Net income.....................    1,203      $ 1,203        1,203
                                                -------
  Other comprehensive income:
    Unrealized investment gains,
      net of related offsets,
      reclassification
      adjustments and income
      taxes......................                   870                        870
    Foreign currency translation
      adjustments................                   (49)                                      (49)
                                                -------
    Other comprehensive income...      821          821
                                                -------
  Comprehensive income...........               $ 2,024
                                                =======
                                   -------                   -------       -------          -----         ----
Balance at December 31, 1997.....   14,007                    12,140         1,898            (31)          --
Comprehensive income:
  Net income.....................    1,343      $ 1,343        1,343
                                                -------
  Other comprehensive loss:
    Unrealized investment losses,
      net of related offsets,
      reclassification
      adjustments and income
      taxes......................                  (358)                      (358)
    Foreign currency translation
      adjustments................                  (113)                                     (113)
    Minimum pension liability
      adjustment.................                   (12)                                                   (12)
                                                -------
    Other comprehensive loss.....     (483)        (483)
                                                -------
  Comprehensive income...........               $   860
                                                =======
                                   -------                   -------       -------          -----         ----
Balance at December 31, 1998.....   14,867                    13,483         1,540           (144)         (12)
Comprehensive loss:
  Net income.....................      617      $   617          617
                                                -------
  Other comprehensive loss:
    Unrealized investment losses,
      net of related offsets,
      reclassification
      adjustments and income
      taxes......................                (1,837)                    (1,837)
    Foreign currency translation
      adjustments................                    50                                        50
    Minimum pension liability
      adjustment.................                    (7)                                                    (7)
                                                -------
    Other comprehensive loss.....   (1,794)      (1,794)
                                                -------
  Comprehensive loss.............               $(1,177)
                                                =======
                                   -------                   -------       -------          -----         ----
Balance at December 31, 1999.....  $13,690                   $14,100       $  (297)         $ (94)        $(19)
                                   =======                   =======       =======          =====         ====

          See accompanying notes to consolidated financial statements.

                      METROPOLITAN LIFE INSURANCE COMPANY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
                                 (IN MILLIONS)

                                                                1999        1998        1997
                                                                ----        ----        ----
CASH FLOWS FROM OPERATING ACTIVITIES
Net income..................................................  $    617    $  1,343    $  1,203
  Adjustments to reconcile net income to net cash provided
    by operating activities:
    Depreciation and amortization expenses..................       173          56         (36)
    (Gains) losses from sales of investments and businesses,
      net...................................................       137      (2,629)     (1,018)
    Change in undistributed income of real estate joint
      ventures and other limited partnership interests......      (322)        (91)        157
    Interest credited to policyholder account balances......     2,441       2,711       2,878
    Universal life and investment-type product policy
      fees..................................................    (1,438)     (1,360)     (1,418)
    Change in accrued investment income.....................       269        (181)       (215)
    Change in premiums and other receivables................      (619)     (2,681)       (792)
    Change in deferred policy acquisition costs, net........      (389)       (188)       (159)
    Change in insurance related liabilities.................     2,248       1,481       2,364
    Change in income taxes payable..........................        22         251         (99)
    Change in other liabilities.............................       857       2,390        (206)
    Other, net..............................................      (131)       (260)        213
                                                              --------    --------    --------
Net cash provided by operating activities...................     3,865         842       2,872
                                                              --------    --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Sales, maturities and repayments of:
    Fixed maturities........................................    73,120      57,857      75,346
    Equity securities.......................................       760       3,085       1,821
    Mortgage loans on real estate...........................     1,992       2,296       2,784
    Real estate and real estate joint ventures..............     1,062       1,122       2,046
    Other limited partnership interests.....................       469         146         166
  Purchases of:
    Fixed maturities........................................   (72,253)    (67,543)    (76,603)
    Equity securities.......................................      (410)       (854)     (2,121)
    Mortgage loans on real estate...........................    (4,395)     (2,610)     (4,119)
    Real estate and real estate joint ventures..............      (341)       (423)       (624)
    Other limited partnership interests.....................      (465)       (723)       (338)
  Net change in short-term investments......................    (1,577)       (761)         63
  Net change in policy loans................................         2         133          17
  Purchase of businesses, net of cash received..............    (2,972)         --        (430)
  Proceeds from sales of businesses.........................        --       7,372         135
  Net change in investment collateral.......................     2,692       3,769          --
  Other, net................................................       (73)       (183)        191
                                                              --------    --------    --------
Net cash provided by (used in) investing activities.........    (2,389)      2,683      (1,666)
                                                              --------    --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Policyholder account balances:
    Deposits................................................    18,428      19,361      16,061
    Withdrawals.............................................   (20,650)    (21,706)    (18,831)
  Short-term debt, net......................................       623      (1,002)      1,265
  Long-term debt issued.....................................        44         693         989
  Long-term debt repaid.....................................      (433)       (481)       (104)
                                                              --------    --------    --------
Net cash used in financing activities.......................    (1,988)     (3,135)       (620)
                                                              --------    --------    --------
Change in cash and cash equivalents.........................      (512)        390         586
Cash and cash equivalents, beginning of year................     3,301       2,911       2,325
                                                              --------    --------    --------
CASH AND CASH EQUIVALENTS, END OF YEAR......................  $  2,789    $  3,301    $  2,911
                                                              ========    ========    ========
Supplemental disclosures of cash flow information:
Cash paid during the year for:
  Interest..................................................  $    388    $    367    $    422
                                                              ========    ========    ========
  Income taxes..............................................  $    587    $    579    $    589
                                                              ========    ========    ========

          See accompanying notes to consolidated financial statements.

                      METROPOLITAN LIFE INSURANCE COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DOLLAR AMOUNTS ARE IN MILLIONS UNLESS OTHERWISE STATED.)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  BUSINESS

     Metropolitan Life Insurance Company ("MetLife") and its subsidiaries (the "Company") is a leading provider of insurance and financial services to a broad section of institutional and individual customers. The Company offers life insurance, annuities and mutual funds to individuals and group insurance and retirement and savings products and services to corporations and other institutions.

  PLAN OF REORGANIZATION

     On September 28, 1999, the board of directors of MetLife adopted, pursuant to the New York Insurance Law, a plan of reorganization, and subsequently adopted amendments to the plan, pursuant to which MetLife proposes to convert from a mutual life insurance company to a stock life insurance company and become a wholly-owned subsidiary of MetLife, Inc. The plan was approved by MetLife's voting policyholders on February 7, 2000. The plan will become effective at such time as the New York Superintendent of Insurance ("Superintendent") approves it based on finding, among other things, that the plan is fair and equitable to policyholders. The plan requires an initial public offering of common stock and provides for other capital raising transactions on the effective date of the plan.

     On the date the plan of reorganization becomes effective, each policyholder's membership interest will be extinguished and each eligible policyholder will be entitled to receive, in exchange for that interest, trust interests representing shares of common stock of MetLife, Inc. to be held in a trust, cash or an adjustment to their policy values in the form of policy credits, as provided in the plan. In addition, when MetLife demutualizes, MetLife's Canadian branch will make cash payments to holders of certain policies transferred to Clarica Life Insurance Company ("Clarica Life") in connection with the sale of a substantial portion of MetLife's Canadian operations in 1998. See Note 9.

     The plan of reorganization requires that MetLife establish and operate a closed block for the benefit of holders of certain individual life insurance policies of MetLife. Assets will be allocated to the closed block in an amount that is expected to produce cash flows which, together with anticipated revenue from the policies included in the closed block, are reasonably expected to be sufficient to support obligations and liabilities relating to these policies, including, but not limited to, provisions for the payment of claims and certain expenses and taxes, and for the continuation of policyholder dividend scales in effect for 1999, if the experience underlying such dividend scales continues, and for appropriate adjustments in such scales if the experience changes. The closed block assets, the cash flows generated by the closed block assets and the anticipated revenues from the policies in the closed block will benefit only the holders of these policies included in the closed block. To the extent that, over time, cash flows from the assets allocated to the closed block and claims and other experience relating to the closed block are, in the aggregate, more or less favorable than assumed in establishing the closed block, total dividends paid to the closed block policyholders in the future may be greater than or less than which would have been paid to these policyholders if the policyholder dividend scales in effect for 1999 had been continued. Any cash flows in excess of amounts assumed will be available for distribution over time to closed block policyholders and will not be available to stockholders. The closed block will continue in effect until the last policy in the closed block is no longer in force.

                      METROPOLITAN LIFE INSURANCE COMPANY

     The accounting principles to account for the participating policies included in the closed block will be those used prior to the date of the demutualization. However, a policyholder dividend obligation will be established for earnings that will be paid to policyholders as additional dividends in the amounts described below, unless these earnings are offset by future unfavorable experience in the closed block. Although all of the cash flows of the closed block are for the benefit of closed block policyholders, the excess of closed block liabilities over closed block assets at the effective date will represent the estimated maximum future contributions from the closed block expected to be reported in income as the contribution from the closed block after income taxes. The contribution from the closed block will be recognized in income over the period the policies and contracts in the closed block remain in force. Management believes that over time the actual cumulative contributions from the closed block will approximately equal the expected cumulative contributions, due to the effect of dividend changes. If, over the period the closed block remains in existence, the actual cumulative contribution from the closed block is greater than the expected cumulative contribution from the closed block, the expected cumulative contribution will be recognized in income with the excess recorded as a policyholder dividend obligation, because the excess of the actual cumulative contribution from the closed block over the expected cumulative contribution will be paid to closed block policyholders as additional policyholder dividends unless offset by future unfavorable experience of the closed block. If over such period, the actual cumulative contribution from the closed block is less than the expected cumulative contribution from the closed block, the actual contribution will be recognized in income. However, dividends in the future may be changed, which would be intended to increase future actual contribution until the actual contribution equal the expected cumulative contribution.

  BASIS OF PRESENTATION

     The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP"). The New York State Insurance Department (the "Department") recognizes only statutory accounting practices for determining and reporting the financial condition and results of operations of an insurance company for determining solvency under the New York Insurance Law. No consideration is given by the Department to financial statements prepared in accordance with GAAP in making such determination.

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The most significant estimates include those used in determining deferred policy acquisition costs, investment allowances and the liability for future policyholder benefits. Actual results could differ from those estimates.

  PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of MetLife and its subsidiaries, partnerships and joint ventures in which MetLife has a majority voting interest or general partner interest with limited removal rights by limited partners. All material intercompany accounts and transactions have been eliminated.

     The Company accounts for its investments in real estate joint ventures and other limited partnership interests in which it does not have a controlling interest, but more than a minimal interest, under the equity method of accounting.

     Minority interest related to consolidated entities included in other liabilities was $245 and $274 at December 31, 1999 and 1998, respectively.

                      METROPOLITAN LIFE INSURANCE COMPANY

     Certain amounts in the prior years' consolidated financial statements have been reclassified to conform with the 1999 presentation.

  INVESTMENTS

     The Company's fixed maturity and equity securities are classified as available-for-sale and are reported at their estimated fair value. Unrealized investment gains and losses on securities are recorded as a separate component of other comprehensive income (loss), net of policyholder related amounts and deferred income taxes. The cost of fixed maturity and equity securities is adjusted for impairments in value deemed to be other than temporary. These adjustments are recorded as realized losses on investments. Realized gains and losses on sales of securities are determined on a specific identification basis. All security transactions are recorded on a trade date basis.

     Mortgage loans on real estate are stated at amortized cost, net of valuation allowances. Valuation allowances are established for the excess carrying value of the mortgage loan over its estimated fair value when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. Valuation allowances are based upon the present value of expected future cash flows discounted at the loan's original effective interest rate or the collateral value if the loan is collateral dependent. Interest income earned on impaired loans is accrued on the net carrying value amount of the loan based on the loan's effective interest rate.

     Real estate, including related improvements, is stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life of the asset (typically 20 to 40 years). Cost is adjusted for impairment whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. Impaired real estate is written down to estimated fair value with the impairment loss being included in realized losses on investments. Impairment losses are based upon the estimated fair value of real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks. Real estate acquired in satisfaction of debt is recorded at estimated fair value at the date of foreclosure. Valuation allowances on real estate held-for-sale are computed using the lower of depreciated cost or estimated fair value, net of disposition costs.

     Policy loans are stated at unpaid principal balances.

     Short-term investments are stated at amortized cost, which approximates fair value.

  DERIVATIVE INSTRUMENTS

     The Company uses derivative instruments to manage market risk through one of four principal risk management strategies: the hedging of invested assets, liabilities, portfolios of assets or liabilities and anticipated transactions. The Company's derivative strategy employs a variety of instruments including financial futures, financial forwards, interest rate and foreign currency swaps, floors, foreign exchange contracts, caps and options.

     The Company's derivative program is monitored by senior management. The Company's risk of loss is typically limited to the fair value of its derivative instruments and not to the notional or contractual amounts of these derivatives. Risk arises from changes in the fair value of the underlying instruments and, with respect to over-the-counter transactions, from the possible inability of counterparties to meet the terms of the contracts. The Company has strict policies regarding the financial stability and credit standing of its major counterparties.

                      METROPOLITAN LIFE INSURANCE COMPANY

     The Company's derivative instruments are designated as hedges and are highly correlated to the underlying risk at contract inception. The Company monitors the effectiveness of its hedges throughout the contract term using an offset ratio of 80 to 125 percent as its minimum acceptable threshold for hedge effectiveness. Derivative instruments that lose their effectiveness are marked to market through net investment income.

     Gains or losses on financial futures contracts entered into in anticipation of investment transactions are deferred and, at the time of the ultimate investment purchase or disposition, recorded as an adjustment to the basis of the purchased assets or to the proceeds on disposition. Gains or losses on financial futures used in asset risk management are deferred and amortized into net investment income over the remaining term of the investment. Gains or losses on financial futures used in portfolio risk management are deferred and amortized into net investment income or policyholder benefits over the remaining life of the hedged sector of the underlying portfolio.

     Financial forward contracts that are entered into to purchase securities are marked to fair value through other comprehensive income (loss), similar to the accounting for the investment security. Such contracts are accounted for at settlement by recording the purchase of the specified securities at the contracted value. Gains or losses resulting from the termination of forward contracts are recognized immediately as a component of net investment income.

     Interest rate and certain foreign currency swaps involve the periodic exchange of payments without the exchange of underlying principal or notional amounts. Net receipts or payments are accrued and recognized over the term of the swap agreement as an adjustment to net investment income or other expense. Gains or losses resulting from swap terminations are amortized over the remaining term of the underlying asset or liability. Gains and losses on swaps and certain foreign forward exchange contracts entered into in anticipation of investment transactions are deferred and, at the time of the ultimate investment purchase or disposition, reflected as an adjustment to the basis of the purchased assets or to the proceeds of disposition. In the event the asset or liability underlying a swap is disposed of, the swap position is closed immediately and any gain or loss is recorded as an adjustment to the proceeds from disposition.

     The Company periodically enters into collars, which consist of purchased put and written call options, to lock in unrealized gains on equity securities. Collars are marked to market through other comprehensive income (loss), similar to the accounting for the underlying equity securities. Purchased interest rate caps and floors are used to offset the risk of interest rate changes related to insurance liabilities. Premiums paid on floors, caps and options are split into two components, time value and intrinsic value. Time value is amortized over the life of the applicable derivative instrument. The intrinsic value and any gains or losses relating to these derivative instruments adjust the basis of the underlying asset or liability and are recognized as a component of net investment income over the term of the underlying asset or liability being hedged as an adjustment to the yield.

  CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

                      METROPOLITAN LIFE INSURANCE COMPANY

  PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

     Property, equipment and leasehold improvements, which are included in other assets, are stated at cost, less accumulated depreciation and amortization. Depreciation is determined using either the straight-line or sum-of-the-years-digits method over the estimated useful lives of the assets. Estimated lives range from 20 to 40 years for real estate and 5 to 15 years for all other property and equipment. Accumulated depreciation of property and equipment and accumulated amortization on leasehold improvements was $1,130 and $1,098 at December 31, 1999 and 1998, respectively. Related depreciation and amortization expense was $103, $116 and $103 for the years ended December 31, 1999, 1998 and 1997, respectively.

  DEFERRED POLICY ACQUISITION COSTS

     The costs of acquiring new insurance business that vary with, and are primarily related to, the production of new business are deferred. Such costs, which consist principally of commissions, agency and policy issue expenses, are amortized with interest over the expected life of the contract for participating traditional life, universal life and investment-type products. Generally, deferred policy acquisition costs are amortized in proportion to the present value of estimated gross margins or profits from investment, mortality, expense margins and surrender charges. Interest rates are based on rates in effect at the inception of the contracts. Actual gross margins or profits can vary from management's estimates resulting in increases or decreases in the rate of amortization. Management periodically updates these estimates and evaluates the recoverability of deferred policy acquisition costs. When appropriate, management revises its assumptions of the estimated gross margins or profits of these contracts, and the cumulative amortization is re-estimated and adjusted by a cumulative charge or credit to current operations.

     Deferred policy acquisition costs for non-participating traditional life, non-medical health and annuity policies with life contingencies are amortized in proportion to anticipated premiums. Assumptions as to anticipated premiums are made at the date of policy issuance and are consistently applied during the lives of the contracts. Deviations from estimated experience are included in operations when they occur. For these contracts, the amortization period is typically the estimated life of the policy.

     Deferred policy acquisition costs related to internally replaced contracts are expensed at date of replacement.

     Deferred policy acquisition costs for property and casualty insurance contracts, which are primarily comprised of commissions and certain underwriting expenses, are deferred and amortized on a pro rata basis over the applicable contract term or reinsurance treaty.

     On September 28, 1999, the Company's Board of Directors adopted a plan of reorganization. Consequently, in the fourth quarter of 1999, the Company was able to commit to state insurance regulatory authorities that it would establish investment sub-segments to further align investments with the traditional individual life business of the Individual segment. As a result, future dividends for the traditional individual life business will be determined based on the results of the new investment sub-segments. Additionally, estimated future gross margins used to determine amortization of deferred policy acquisition costs and the amount of unrealized investment gains and losses relating to these products are based on investments in the new sub-segments. Using the investments in the sub-segments to determine estimated gross margins and unrealized investment gains and losses increased 1999 amortization of deferred policy acquisition costs by $56 (net of income taxes of $32) and decreased other comprehensive loss in 1999 by $123 (net of income taxes of $70).

                      METROPOLITAN LIFE INSURANCE COMPANY

     Information regarding deferred policy acquisition costs is as follows:

                                                         YEARS ENDED DECEMBER 31,
                                                        ---------------------------
                                                         1999       1998      1997
                                                         ----       ----      ----
Balance at January 1..................................  $ 6,538    $6,436    $7,227
Capitalized during the year...........................    1,160     1,025     1,000
                                                        -------    ------    ------
     Total............................................    7,698     7,461     8,227
                                                        -------    ------    ------
Amortization allocated to:
  Net realized investment gains (losses)..............      (46)      240        70
  Unrealized investment gains (losses)................   (1,628)     (216)      727
  Other expenses......................................      862       587       771
                                                        -------    ------    ------
     Total amortization...............................     (812)      611     1,568
                                                        -------    ------    ------
Dispositions and other................................      (18)     (312)     (223)
                                                        -------    ------    ------
Balance at December 31................................  $ 8,492    $6,538    $6,436
                                                        =======    ======    ======

     Amortization of deferred policy acquisition costs is allocated to (1) realized investment gains and losses to provide consolidated statement of income information regarding the impact of such gains and losses on the amount of the amortization, (2) unrealized investment gains and losses to provide information regarding the amount of deferred policy acquisition costs that would have been amortized if such gains and losses had been realized and (3) other expenses to provide amounts related to the gross margins or profits originating from transactions other than investment gains and losses.

     Realized investment gains and losses related to certain products have a direct impact on the amortization of deferred policy acquisition costs. Presenting realized investment gains and losses net of related amortization of deferred policy acquisition costs provides information useful in evaluating the operating performance of the Company. This presentation may not be comparable to presentations made by other insurers.

  INTANGIBLE ASSETS

     The excess of cost over the fair value of net assets acquired ("goodwill") and other intangible assets, including the value of business acquired, are included in other assets. Goodwill is amortized on a straight-line basis over a period ranging from 10 to 30 years. The Company continually reviews goodwill to assess recoverability from future operations using undiscounted cash flows. Impairments are recognized in operating results if a permanent diminution in value is deemed to have occurred. Other intangible assets are amortized over the expected policy or contract duration in relation to the present value of estimated gross profits from such policies and contracts.

                      METROPOLITAN LIFE INSURANCE COMPANY

                                              GOODWILL           OTHER INTANGIBLE ASSETS
                                        --------------------    --------------------------
                                        1999    1998    1997     1999      1998      1997
                                        ----    ----    ----     ----      ----      ----
YEARS ENDED DECEMBER 31
Net Balance at January 1..............  $404    $359    $136    $1,006    $1,055    $  767
Acquisitions..........................   237      67     240       156        39       355
Amortization..........................   (30)    (22)    (17)     (114)      (88)      (67)
                                        ----    ----    ----    ------    ------    ------
Net Balance at December 31............  $611    $404    $359    $1,048    $1,006    $1,055
                                        ====    ====    ====    ======    ======    ======
DECEMBER 31
Accumulated amortization..............  $118    $ 88            $  392    $  278
                                        ====    ====            ======    ======

  FUTURE POLICY BENEFITS AND POLICYHOLDER ACCOUNT BALANCES

     Future policy benefit liabilities for participating traditional life insurance policies are equal to the aggregate of (a) net level premium reserves for death and endowment policy benefits (calculated based upon the nonforfeiture interest rate, ranging from 3% to 10%, and mortality rates guaranteed in calculating the cash surrender values described in such contracts), (b) the liability for terminal dividends and (c) premium deficiency reserves, which are established when the liabilities for future policy benefits plus the present value of expected future gross premiums are insufficient to provide for expected future policy benefits and expenses after deferred policy acquisition costs are written off.

     Future policy benefit liabilities for traditional annuities are equal to accumulated contractholder fund balances during the accumulation period and the present value of expected future payments after annuitization. Interest rates used in establishing such liabilities range from 3% to 8%. Future policy benefit liabilities for non-medical health insurance are calculated using the net level premium method and assumptions as to future morbidity, withdrawals and interest, which provide a margin for adverse deviation. Interest rates used in establishing such liabilities range from 3% to 10%. Future policy benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. Interest rates used in establishing such liabilities range from 3% to 10%.

     Policyholder account balances for universal life and investment-type contracts are equal to the policy account values, which consist of an accumulation of gross premium payments plus credited interest, ranging from 2% to 17%, less expenses, mortality charges and withdrawals.

     The liability for unpaid claims and claim expenses for property and casualty insurance represents the amount estimated for claims that have been reported but not settled and claims incurred but not reported. Liabilities for unpaid claims are estimated based upon the Company's historical experience and other actuarial assumptions that consider the effects of current developments, anticipated trends and risk management programs. Revisions of these estimates are included in operations in the year such refinements are made.

  RECOGNITION OF INSURANCE REVENUE AND RELATED BENEFITS

     Premiums related to traditional life and annuity policies with life contingencies are recognized as revenues when due. Benefits and expenses are provided against such revenues to recognize profits over the estimated lives of the policies. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into operations in a constant relationship to insurance in-force or, for annuities, the amount of expected future policy benefit payments.

                      METROPOLITAN LIFE INSURANCE COMPANY

     Premiums related to non-medical health contracts are recognized on a pro rata basis over the applicable contract term.

     Premiums related to universal life and investment-type products are credited to policyholder account balances. Revenues from such contracts consist of amounts assessed against policyholder account balances for mortality, policy administration and surrender charges. Amounts that are charged to operations include interest credited and benefit claims incurred in excess of related policyholder account balances.

     Premiums related to property and casualty contracts are recognized as revenue on a pro rata basis over the applicable contract term. Unearned premiums are included in other liabilities.

  DIVIDENDS TO POLICYHOLDERS

     Dividends to policyholders are determined annually by the board of directors. The aggregate amount of policyholders' dividends is related to actual interest, mortality, morbidity and expense experience for the year, as well as management's judgment as to the appropriate level of statutory surplus to be retained by MetLife and its insurance subsidiaries.

  DIVIDEND RESTRICTIONS

     MetLife, when it converts from a mutual life insurance company to a stock life insurance company, may be restricted as to the amounts it may pay as dividends to MetLife, Inc. Under the New York Insurance Law, the Superintendent has broad discretion to determine whether the financial condition of a stock life insurance company would support the payment of dividends to its shareholders. The Department has established informal guidelines for the Superintendent's determinations which focus upon, among other things, the overall financial condition and profitability of the insurer under statutory accounting practices.

  PARTICIPATING BUSINESS

     Participating business represented approximately 19% and 21% of the Company's life insurance in-force, and 84% and 81% of the number of life insurance policies in-force, at December 31, 1999 and 1998, respectively. Participating policies represented approximately 42% and 44%, 39% and 40%, and 41% and 41% of gross and net life insurance premiums for the years ended December 31, 1999, 1998 and 1997, respectively.

  INCOME TAXES

     MetLife and its includable life insurance and non-life insurance subsidiaries file a consolidated U.S. federal income tax return in accordance with the provisions of the Internal Revenue Code, as amended (the "Code"). Under the Code, the amount of federal income tax expense incurred by mutual life insurance companies includes an equity tax calculated based upon a prescribed formula that incorporates a differential earnings rate between stock and mutual life insurance companies. MetLife will not be subject to the equity tax when it converts to a stock life insurance company. The future tax consequences of temporary differences between financial reporting and tax bases of assets and liabilities are measured at the balance sheet dates and are recorded as deferred income tax assets and liabilities.

  REINSURANCE

     The Company has reinsured certain of its life insurance and property and casualty insurance contracts with other insurance companies under various agreements. Amounts due from

                      METROPOLITAN LIFE INSURANCE COMPANY
reinsurers are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contracts. Policy and contract liabilities are reported gross of reinsurance credits. Deferred policy acquisition costs are reduced by amounts recovered under reinsurance contracts. Amounts received from reinsurers for policy administration are reported in other revenues.

  SEPARATE ACCOUNTS

     Separate accounts are established in conformity with insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. Investments (stated at estimated fair value) and liabilities of the separate accounts are reported separately as assets and liabilities. Deposits to separate accounts, investment income and realized and unrealized gains and losses on the investments of the separate accounts accrue directly to contractholders and, accordingly, are not reflected in the Company's consolidated statements of income and cash flows. Mortality, policy administration and surrender charges to all separate accounts are included in revenues. See Note 6.

  FOREIGN CURRENCY TRANSLATION

     Balance sheet accounts of foreign operations are translated at the exchange rates in effect at each year-end and income and expense accounts are translated at the average rates of exchange prevailing during the year. The local currencies of foreign operations are the functional currencies unless the local economy is highly inflationary. Translation adjustments are charged or credited directly to other comprehensive income (loss). Gains and losses from foreign currency transactions are reported in other expenses and were insignificant for all years presented.

  EXTRAORDINARY ITEM -- DEMUTUALIZATION EXPENSE

     The accompanying consolidated statements of income include extraordinary charges of $225 (net of income taxes of $35) and $4 (net of income taxes of $2) for the years ended December 31, 1999 and 1998, respectively, related to costs associated with the demutualization.

  APPLICATION OF ACCOUNTING PRONOUNCEMENTS

     Effective January 1, 1999, the Company adopted Statement of Position ("SOP") 98-5, Reporting on the Costs of Start-Up Activities ("SOP 98-5"). SOP 98-5 broadly defines start-up activities. SOP 98-5 requires costs of start-up activities and organization costs to be expensed as incurred. Adoption of SOP 98-5 did not have a material effect on the Company's consolidated financial statements.

     Effective January 1, 1999, the Company adopted SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use ("SOP 98-1"). SOP 98-1 provides guidance for determining when an entity should capitalize or expense external and internal costs of computer software developed or obtained for internal use. Adoption of the provisions of SOP 98-1 had the effect of increasing other assets by $82 at December 31, 1999.

     Effective January 1, 1999, the Company adopted SOP 97-3, Accounting for Insurance and Other Enterprises for Insurance Related Assessments ("SOP 97-3"). SOP 97-3 provides guidance on accounting by insurance and other enterprises for assessments related to insurance activities including recognition, measurement and disclosure of guaranty fund and other insurance related

                      METROPOLITAN LIFE INSURANCE COMPANY
assessments. Adoption of SOP 97-3 did not have a material effect on the Company's consolidated financial statements.

     In 1998, the Company adopted the provisions of Statement of Financial Accounting Standards No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("SFAS 125") which were deferred by SFAS 127, Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125. The deferred provisions provide accounting and reporting standards related to repurchase agreements, dollar rolls, securities lending and similar transactions. Adoption of the provisions had the effect of increasing assets and liabilities by $3,769 at December 31, 1998 and increasing other revenues and other expenses by $266 for the year ended December 31, 1998.

     During 1997, the Company changed to the retrospective interest method of accounting for investment income on structured notes in accordance with Emerging Issues Task Force Consensus No. 96-12, Recognition of Interest Income and Balance Sheet Classification of Structured Notes. This accounting change increased 1997 net investment income by $175, which included an immaterial amount related to prior years.

     In June 1999, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 137, Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133 ("SFAS 137"). SFAS 137 defers the provisions of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133") until January 1, 2001. SFAS 133 requires, among other things, that all derivatives be recognized in the consolidated balance sheets as either assets or liabilities and measured at fair value. The corresponding derivative gains and losses should be reported based upon the hedge relationship, if such a relationship exists. Changes in the fair value of derivatives that are not designated as hedges or that do not meet the hedge accounting criteria in SFAS 133 are required to be reported in income. The Company is in the process of quantifying the impact of SFAS 133 on its consolidated financial statements.

     In October 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 98-7, Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk ("SOP 98-7"). SOP 98-7 provides guidance on the method of accounting for insurance and reinsurance contracts that do not transfer insurance risk, defined in the SOP as the deposit method. SOP 98-7 classifies insurance and reinsurance contracts for which the deposit method is appropriate into those that 1) transfer only significant timing risk, 2) transfer only significant underwriting risk, 3) transfer neither significant timing or underwriting risk and 4) have an indeterminate risk. The Company is required to adopt SOP 98-7 as of January 1, 2000. Adoption of SOP 98-7 is not expected to have a material effect on the Company's consolidated financial statements.

                      METROPOLITAN LIFE INSURANCE COMPANY

2. INVESTMENTS

     The components of net investment income were as follows:

                                                        YEARS ENDED DECEMBER 31,
                                                      -----------------------------
                                                       1999       1998       1997
                                                       ----       ----       ----
Fixed maturities....................................  $ 6,766    $ 6,563    $ 6,445
Equity securities...................................       40         78         50
Mortgage loans on real estate.......................    1,479      1,572      1,684
Real estate and real estate joint ventures..........    1,426      1,529      1,718
Policy loans........................................      340        387        368
Other limited partnership interests.................      199        196        302
Cash, cash equivalents and short-term investments...      173        187        169
Other...............................................      501        841        368
                                                      -------    -------    -------
                                                       10,924     11,353     11,104
Less: Investment expenses...........................    1,108      1,125      1,613
                                                      -------    -------    -------
                                                      $ 9,816    $10,228    $ 9,491
                                                      =======    =======    =======

     Net realized investment gains (losses), including changes in valuation allowances, were as follows:

                                                          YEARS ENDED DECEMBER 31,
                                                          -------------------------
                                                          1999      1998      1997
                                                          ----      ----      ----
Fixed maturities........................................  $(538)   $  573    $  118
Equity securities.......................................     99       994       224
Mortgage loans on real estate...........................     28        23        56
Real estate and real estate joint ventures..............    265       424       446
Other limited partnership interests.....................     33        13        12
Sales of businesses.....................................     --       531       139
Other...................................................    (24)       71        23
                                                          -----    ------    ------
                                                           (137)    2,629     1,018
Amounts allocable to:
  Future policy benefit loss recognition................     --      (272)     (126)
  Deferred policy acquisition costs.....................     46      (240)      (70)
  Participating contracts...............................     21       (96)      (35)
                                                          -----    ------    ------
                                                          $ (70)   $2,021    $  787
                                                          =====    ======    ======

     Realized investment gains (losses) have been reduced by (1) additions to future policy benefits resulting from the need to establish additional liabilities due to the recognition of investment gains, (2) deferred policy acquisition cost amortization to the extent that such amortization results from realized investment gains and losses, and (3) additions to participating contractholder accounts when amounts equal to such investment gains and losses are credited to the contractholders' accounts. This presentation may not be comparable to presentations made by other insurers.

                      METROPOLITAN LIFE INSURANCE COMPANY

     The components of net unrealized investment gains (losses), included in accumulated other comprehensive income (loss), were as follows:

                                                        YEARS ENDED DECEMBER 31,
                                                      -----------------------------
                                                       1999       1998       1997
                                                       ----       ----       ----
Fixed maturities....................................  $(1,828)   $ 4,809    $ 4,766
Equity securities...................................      875        832      1,605
Other invested assets...............................      165        154        294
                                                      -------    -------    -------
                                                         (788)     5,795      6,665
                                                      -------    -------    -------
Amounts allocable to:
  Future policy benefit loss recognition............     (249)    (2,248)    (2,189)
  Deferred policy acquisition costs.................      697       (931)    (1,147)
  Participating contracts...........................     (118)      (212)      (312)
Deferred income taxes...............................      161       (864)    (1,119)
                                                      -------    -------    -------
                                                          491     (4,255)    (4,767)
                                                      -------    -------    -------
                                                      $  (297)   $ 1,540    $ 1,898
                                                      =======    =======    =======

     The changes in net unrealized investment gains (losses) were as follows:

                                                         YEARS ENDED DECEMBER 31,
                                                        ---------------------------
                                                         1999       1998      1997
                                                         ----       ----      ----
Balance at January 1..................................  $ 1,540    $1,898    $1,028
Unrealized investment gains (losses) during the
  year................................................   (6,583)     (870)    3,402
Unrealized investment (gains) losses relating to:
  Future policy benefit loss recognition..............    1,999       (59)     (970)
  Deferred policy acquisition costs...................    1,628       216      (727)
  Participating contracts.............................       94       100      (303)
Deferred income taxes.................................    1,025       255      (532)
                                                        -------    ------    ------
Balance at December 31................................  $  (297)   $1,540    $1,898
                                                        =======    ======    ======
Net change in unrealized investment gains (losses)....  $(1,837)   $ (358)   $  870
                                                        =======    ======    ======

                      METROPOLITAN LIFE INSURANCE COMPANY

  FIXED MATURITIES AND EQUITY SECURITIES

     Fixed maturities and equity securities at December 31, 1999 were as follows:

                                             COST OR     GROSS UNREALIZED
                                            AMORTIZED    ----------------    ESTIMATED
                                              COST        GAIN      LOSS     FAIR VALUE
                                            ---------     ----      ----     ----------
Fixed Maturities:
  Bonds:
     U.S. Treasury securities and
       obligations of U.S. government
       corporations and agencies..........   $ 5,990     $  456    $  147     $ 6,299
     States and political subdivisions....     1,583          4        45       1,542
     Foreign governments..................     4,090        210        94       4,206
     Corporate............................    47,505        585     1,913      46,177
     Mortgage and asset-backed
       securities.........................    27,396        112       847      26,661
     Other................................    12,235        313       462      12,086
                                             -------     ------    ------     -------
                                              98,799      1,680     3,508      96,971
  Redeemable preferred stocks.............        10         --        --          10
                                             -------     ------    ------     -------
                                             $98,809     $1,680    $3,508     $96,981
                                             =======     ======    ======     =======
Equity Securities:
  Common stocks...........................   $   980     $  921    $   35     $ 1,866
  Nonredeemable preferred stocks..........       151         --        11         140
                                             -------     ------    ------     -------
                                             $ 1,131     $  921    $   46     $ 2,006
                                             =======     ======    ======     =======

     Fixed maturities and equity securities at December 31, 1998 were as follows:

                                             COST OR     GROSS UNREALIZED
                                            AMORTIZED    -----------------    ESTIMATED
                                              COST        GAIN       LOSS     FAIR VALUE
                                            ---------     ----       ----     ----------
Fixed Maturities:
  Bonds:
     U.S. Treasury securities and
       obligations of U.S. government
       corporations and agencies..........   $ 6,640     $1,117      $ 10      $  7,747
     States and political subdivisions....       597         26        --           623
     Foreign governments..................     3,435        254        88         3,601
     Corporate............................    46,377      2,471       260        48,588
     Mortgage and asset-backed
       securities.........................    26,456        569        46        26,979
     Other................................    12,438      1,069       293        13,214
                                             -------     ------      ----      --------
                                              95,943      5,506       697       100,752
  Redeemable preferred stocks.............        15         --        --            15
                                             -------     ------      ----      --------
                                             $95,958     $5,506      $697      $100,767
                                             =======     ======      ====      ========
Equity Securities:
  Common stocks...........................   $ 1,286     $  923      $ 77      $  2,132
  Nonredeemable preferred stocks..........       222          4        18           208
                                             -------     ------      ----      --------
                                             $ 1,508     $  927      $ 95      $  2,340
                                             =======     ======      ====      ========

                      METROPOLITAN LIFE INSURANCE COMPANY

     The Company held foreign currency derivatives with notional amounts of $4,002 and $716 to hedge the exchange rate risk associated with foreign bonds at December 31, 1999 and 1998, respectively. The Company also held options with fair values of $(11) to hedge the market value of common stocks at December 31, 1998.

     At December 31, 1999, fixed maturities held by the Company that were below investment grade or not rated by an independent rating agency had an estimated fair value of $8,813. At December 31, 1999, non-income producing fixed maturities were insignificant.

     The amortized cost and estimated fair value of bonds at December 31, 1999, by contractual maturity date, are shown below:

                                                        AMORTIZED    ESTIMATED
                                                          COST       FAIR VALUE
                                                        ---------    ----------
Due in one year or less...............................   $ 3,180      $ 3,217
Due after one year through five years.................    18,152       18,061
Due after five years through ten years................    23,755       23,114
Due after ten years...................................    26,316       25,918
                                                         -------      -------
                                                          71,403       70,310
Mortgage and asset-backed securities..................    27,396       26,661
                                                         -------      -------
                                                         $98,799      $96,971
                                                         =======      =======

     Fixed maturities not due at a single maturity date have been included in the above table in the year of final maturity. Actual maturities may differ from contractual maturities due to the exercise of prepayment options.

     Sales of securities were as follows:

                                                        YEARS ENDED DECEMBER 31,
                                                      -----------------------------
                                                       1999       1998       1997
                                                       ----       ----       ----
Securities classified as available-for-sale:
  Proceeds..........................................  $59,852    $46,913    $69,275
  Gross realized gains..............................  $   605    $ 2,053    $   965
  Gross realized losses.............................  $   911    $   486    $   627
Fixed maturities classified as held-to-maturity:
  Proceeds..........................................  $    --    $    --    $   352
  Gross realized gains..............................  $    --    $    --    $     5
  Gross realized losses.............................  $    --    $    --    $     1

     Gross realized losses above exclude writedowns recorded during 1999 for permanently impaired available-for-sale securities of $133.

     During 1997, fixed maturities with an amortized cost of $11,682 were transferred from held-to-maturity to available-for-sale. Other comprehensive income at the date of reclassification was increased by $198 excluding the effects of deferred income taxes and policyholder related amounts.

     Excluding investments in U.S. governments and agencies, the Company is not exposed to any significant concentration of credit risk in its fixed maturities portfolio.

                      METROPOLITAN LIFE INSURANCE COMPANY

  SECURITIES LENDING PROGRAM

     The Company participates in securities lending programs whereby large blocks of securities, which are returnable to the Company on short notice and included in investments, are loaned to third parties, primarily major brokerage firms. The Company requires a minimum of 102% of the fair value of the loaned securities to be separately maintained as collateral for the loans. Securities with a cost or amortized cost of $6,458 and $4,005 and estimated fair value of $6,391 and $4,552 were on loan under the program at December 31, 1999 and 1998, respectively. The Company was liable for cash collateral under its control of $6,461 and $3,769 at December 31, 1999 and 1998, respectively. This liability is included in other liabilities. Security collateral on deposit from securities borrowers is returnable to them on short notice and is not reflected in the consolidated financial statements.

  STATUTORY DEPOSITS

     The Company had investment assets on deposit with regulatory agencies of $476 and $466 at December 31, 1999 and 1998, respectively.

  MORTGAGE LOANS ON REAL ESTATE

     Mortgage loans were categorized as follows:

                                                           DECEMBER 31,
                                             ----------------------------------------
                                                    1999                  1998
                                             ------------------    ------------------
                                             AMOUNT     PERCENT    AMOUNT     PERCENT
                                             ------     -------    ------     -------
Commercial mortgage loans..................  $14,931       75%     $12,503       74%
Agricultural mortgage loans................    4,816       24%       4,256       25%
Residential mortgage loans.................       82        1%         241        1%
                                             -------      ---      -------      ---
                                              19,829      100%      17,000      100%
                                                          ===                   ===
Less: Valuation allowances.................       90                   173
                                             -------               -------
                                             $19,739               $16,827
                                             =======               =======

     Mortgage loans on real estate are collateralized by properties primarily located throughout the United States. At December 31, 1999, approximately 16%, 8% and 8% of the properties were located in California, New York and Florida, respectively. Generally, the Company (as the lender) requires that a minimum of one-fourth of the purchase price of the underlying real estate be paid by the borrower.

     Certain of the Company's real estate joint ventures have mortgage loans with the Company. The carrying values of such mortgages were $547 and $606 at December 31, 1999 and 1998, respectively.

                      METROPOLITAN LIFE INSURANCE COMPANY

     Changes in mortgage loan valuation allowances were as follows:

                                                        YEARS ENDED DECEMBER 31,
                                                       ---------------------------
                                                       1999       1998       1997
                                                       ----       ----       ----
Balance at January 1.................................  $ 173      $ 289      $ 469
Additions............................................     40         40         61
Deductions for writedowns and dispositions...........   (123)      (130)      (241)
Deductions for disposition of affiliates.............     --        (26)        --
                                                       -----      -----      -----
Balance at December 31...............................  $  90      $ 173      $ 289
                                                       =====      =====      =====

     A portion of the Company's mortgage loans on real estate was impaired and consisted of the following:

                                                              DECEMBER 31,
                                                             --------------
                                                             1999     1998
                                                             ----     ----
Impaired mortgage loans with valuation allowances..........  $540    $  823
Impaired mortgage loans without valuation allowances.......   437       375
                                                             ----    ------
                                                              977     1,198
Less: Valuation allowances.................................    83       149
                                                             ----    ------
                                                             $894    $1,049
                                                             ====    ======

     The average investment in impaired mortgage loans on real estate was $1,134, $1,282 and $1,680 for the years ended December 31, 1999, 1998 and 1997, respectively. Interest income on impaired mortgages was $101, $109 and $110 for the years ended December 31, 1999, 1998 and 1997, respectively.

     The investment in restructured mortgage loans on real estate was $980 and $1,140 at December 31, 1999 and 1998, respectively. Interest income of $80, $74 and $91 was recognized on restructured loans for the years ended December 31, 1999, 1998 and 1997, respectively. Gross interest income that would have been recorded in accordance with the original terms of such loans amounted to $92, $87 and $116 for the years ended December 31, 1999, 1998 and 1997, respectively.

     Mortgage loans on real estate with scheduled payments of 60 days (90 days for agriculture mortgages) or more past due or in foreclosure had an amortized cost of $44 and $65 at December 31, 1999 and 1998, respectively.

                      METROPOLITAN LIFE INSURANCE COMPANY

  REAL ESTATE AND REAL ESTATE JOINT VENTURES

     Real estate and real estate joint ventures consisted of the following:

                                                                DECEMBER 31,
                                                              ----------------
                                                               1999      1998
                                                               ----      ----
Real estate and real estate joint ventures
  held-for-investment.......................................  $5,440    $6,301
Impairments.................................................    (289)     (408)
                                                              ------    ------
                                                               5,151     5,893
                                                              ------    ------
Real estate and real estate joint ventures held-for-sale....     719       546
Impairments.................................................    (187)     (119)
Valuation allowance.........................................     (34)      (33)
                                                              ------    ------
                                                                 498       394
                                                              ------    ------
                                                              $5,649    $6,287
                                                              ======    ======

     Accumulated depreciation on real estate was $2,235 and $2,065 at December 31, 1999 and 1998, respectively. Related depreciation expense was $247, $282 and $338 for the years ended December 31, 1999, 1998 and 1997, respectively.

     Real estate and real estate joint ventures were categorized as follows:

                                                             DECEMBER 31,
                                                --------------------------------------
                                                      1999                 1998
                                                -----------------    -----------------
                                                AMOUNT    PERCENT    AMOUNT    PERCENT
                                                ------    -------    ------    -------
Office........................................  $3,846       68%     $4,265       68%
Retail........................................     587       10%        640       10%
Apartments....................................     474        8%        418        7%
Land..........................................     258        5%        313        5%
Agriculture...................................      96        2%        195        3%
Other.........................................     388        7%        456        7%
                                                ------      ---      ------      ---
                                                $5,649      100%     $6,287      100%
                                                ======      ===      ======      ===

     The Company's real estate holdings are primarily located throughout the United States. At December 31, 1999, approximately 25%, 24% and 10% of the Company's real estate holdings were located in New York, California and Texas, respectively.

     Changes in real estate and real estate joint ventures held-for-sale valuation allowance were as follows:

                                                             YEARS ENDED DECEMBER 31,
                                                             ------------------------
                                                             1999     1998      1997
                                                             ----     ----      ----
Balance at January 1.......................................  $ 33     $110     $ 661
Additions charged (credited) to operations.................    36       (5)      (76)
Deductions for writedowns and dispositions.................   (35)     (72)     (475)
                                                             ----     ----     -----
Balance at December 31.....................................  $ 34     $ 33     $ 110
                                                             ====     ====     =====

     Investment income related to impaired real estate and real estate joint ventures held-for-investment was $61, $105 and $28 for the years ended December 31, 1999, 1998 and 1997, respectively. Investment income related to real estate and real estate joint ventures held-for-sale

                      METROPOLITAN LIFE INSURANCE COMPANY
was $14, $3 and $11 for the years ended December 31, 1999, 1998 and 1997, respectively. The carrying value of non-income producing real estate and real estate joint ventures was $22 and $1 at December 31, 1999 and 1998, respectively.

     The Company owned real estate acquired in satisfaction of debt of $47 and $154 at December 31, 1999 and 1998, respectively.

     Real estate of $37, $69 and $151 was acquired in satisfaction of debt during the years ended December 31, 1999, 1998 and 1997, respectively.

  LEVERAGED LEASES

     Leveraged leases, included in other invested assets, consisted of the following:

                                                             DECEMBER 31,
                                                           ----------------
                                                            1999      1998
                                                            ----      ----
Investment...............................................  $1,016    $1,067
Estimated residual values................................     559       607
                                                           ------    ------
                                                            1,575     1,674
Unearned income..........................................    (417)     (471)
                                                           ------    ------
                                                           $1,158    $1,203
                                                           ======    ======

     The investment amounts set forth above are generally due in monthly installments. The payment periods generally range from four to 15 years, but in certain circumstances are as long as 30 years. Average yields range from 7% to 12%. These receivables are generally collateralized by the related property.

3. DERIVATIVE INSTRUMENTS

     The table below provides a summary of the carrying value, notional amount and current market or fair value of derivative financial instruments (other than equity options) held at December 31, 1999 and 1998:

                                                        1999                                         1998
                                     ------------------------------------------   ------------------------------------------
                                                              CURRENT MARKET                               CURRENT MARKET
                                                              OR FAIR VALUE                                OR FAIR VALUE
                                     CARRYING   NOTIONAL   --------------------   CARRYING   NOTIONAL   --------------------
                                      VALUE      AMOUNT    ASSETS   LIABILITIES    VALUE      AMOUNT    ASSETS   LIABILITIES
                                     --------   --------   ------   -----------   --------   --------   ------   -----------
Financial futures..................    $ 27     $ 3,140     $37        $ 10         $ 3      $ 2,190     $ 8        $  6
Foreign exchange contracts.........      --          --      --          --          --          136      --           2
Interest rate swaps................     (32)      1,316      11          40          (9)       1,621      17          50
Foreign currency swaps.............      --       4,002      26         103          (1)         580       3          62
Caps...............................       1      12,376       3          --          --        8,391      --          --
                                       ----     -------     ---        ----         ---      -------     ---        ----
Total contractual commitments......    $ (4)    $20,834     $77        $153         $(7)     $12,918     $28        $120
                                       ====     =======     ===        ====         ===      =======     ===        ====

                      METROPOLITAN LIFE INSURANCE COMPANY

     The following is a reconciliation of the notional amounts by derivative type and strategy at December 31, 1999 and 1998:

                                      DECEMBER 31, 1998               TERMINATIONS/   DECEMBER 31, 1999
                                       NOTIONAL AMOUNT    ADDITIONS    MATURITIES      NOTIONAL AMOUNT
                                      -----------------   ---------   -------------   -----------------
BY DERIVATIVE TYPE
Financial futures...................       $ 2,190         $18,259       $17,309           $ 3,140
Foreign exchange contracts..........           136             702           838                --
Interest rate swaps.................         1,621             429           734             1,316
Foreign currency swaps..............           580           3,501            79             4,002
Caps................................         8,391           5,860         1,875            12,376
                                           -------         -------       -------           -------
Total contractual commitments.......       $12,918         $28,751       $20,835           $20,834
                                           =======         =======       =======           =======
BY STRATEGY
Liability hedging...................       $ 8,741         $ 5,865       $ 2,035           $12,571
Invested asset hedging..............           864           4,288           937             4,215
Portfolio hedging...................         2,830          13,920        14,729             2,021
Anticipated transaction hedging.....           483           4,678         3,134             2,027
                                           -------         -------       -------           -------
Total contractual commitments.......       $12,918         $28,751       $20,835           $20,834
                                           =======         =======       =======           =======

     The following table presents the notional amounts of derivative financial instruments by maturity at December 31, 1999:

                                                      REMAINING LIFE
                            -------------------------------------------------------------------
                            ONE YEAR     AFTER ONE YEAR     AFTER FIVE YEARS
                            OR LESS    THROUGH FIVE YEARS   THROUGH TEN YEARS   AFTER TEN YEARS    TOTAL
                            --------   ------------------   -----------------   ---------------    -----
Financial futures.........   $3,140         $    --               $ --               $ --         $ 3,140
Interest rate swaps.......      833             483                 --                 --           1,316
Foreign currency swaps....        7           3,371                503                121           4,002
Caps......................    3,426           8,930                 20                 --          12,376
                             ------         -------               ----               ----         -------
Total contractual
  commitments.............   $7,406         $12,784               $523               $121         $20,834
                             ======         =======               ====               ====         =======

     In addition to the derivative instruments above, the Company uses equity option contracts as invested asset hedges. There were ninety-two thousand equity option contracts outstanding with a carrying value of $(11) and a market value of $(11) at December 31, 1998.

4. FAIR VALUE INFORMATION

     The estimated fair values of financial instruments have been determined by using available market information and the valuation methodologies described below. Considerable judgment is often required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein may not necessarily be indicative of amounts that could be realized in a current market exchange. The use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

                      METROPOLITAN LIFE INSURANCE COMPANY

     Amounts related to the Company's financial instruments were as follows:

                                                      NOTIONAL    CARRYING    ESTIMATED
DECEMBER 31, 1999                                      AMOUNT      VALUE      FAIR VALUE
-----------------                                     --------    --------    ----------
Assets:
  Fixed maturities..................................              $96,981      $96,981
  Equity securities.................................                2,006        2,006
  Mortgage loans on real estate.....................               19,739       19,452
  Policy loans......................................                5,598        5,618
  Short-term investments............................                3,055        3,055
  Cash and cash equivalents.........................                2,789        2,789
  Mortgage loan commitments.........................    $465           --           (7)
Liabilities:
  Policyholder account balances.....................               37,170       36,893
  Short-term debt...................................                4,208        4,208
  Long-term debt....................................                2,514        2,466
  Investment collateral.............................                6,451        6,451

                                                     NOTIONAL    CARRYING    ESTIMATED
DECEMBER 31, 1998                                     AMOUNT      VALUE      FAIR VALUE
-----------------                                    --------    --------    ----------
Assets:
  Fixed maturities.................................              $100,767     $100,767
  Equity securities................................                 2,340        2,340
  Mortgage loans on real estate....................                16,827       17,793
  Policy loans.....................................                 5,600        6,143
  Short-term investments...........................                 1,369        1,369
  Cash and cash equivalents........................                 3,301        3,301
  Mortgage loan commitments........................    $472            --           14
Liabilities:
  Policyholder account balances....................                37,448       37,664
  Short-term debt..................................                 3,585        3,585
  Long-term debt...................................                 2,903        3,006
  Investment collateral............................                 3,769        3,769

     The methods and assumptions used to estimate the fair values of financial instruments are summarized as follows:

  FIXED MATURITIES AND EQUITY SECURITIES

     The fair value of fixed maturities and equity securities are based upon quotations published by applicable stock exchanges or received from other reliable sources. For securities in which the market values were not readily available, fair values were estimated using quoted market prices of comparable investments.

  MORTGAGE LOANS ON REAL ESTATE AND MORTGAGE LOAN COMMITMENTS

     Fair values for mortgage loans on real estate are estimated by discounting expected future cash flows, using current interest rates for similar loans with similar credit risk. For mortgage loan commitments, the estimated fair value is the net premium or discount of the commitments.

                      METROPOLITAN LIFE INSURANCE COMPANY

  POLICY LOANS

     Fair values for policy loans are estimated by discounting expected future cash flows using U.S. treasury rates to approximate interest rates and the Company's past experiences to project patterns of loan accrual and repayment characteristics.

  CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

     The carrying values for cash and cash equivalents and short-term investments approximated fair market values due to the short-term maturities of these instruments.

  POLICYHOLDER ACCOUNT BALANCES

     The fair value of policyholder account balances are estimated by discounting expected future cash flows, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the agreements being valued.

  SHORT-TERM AND LONG-TERM DEBT AND INVESTMENT COLLATERAL

     The fair values of short-term and long-term debt and investment collateral are determined by discounting expected future cash flows, using risk rates currently available for debt with similar terms and remaining maturities.

  DERIVATIVE INSTRUMENTS

     The fair value of derivative instruments, including financial futures, financial forwards, interest rate and foreign currency swaps, floors, foreign exchange contracts, caps and options are based upon quotations obtained from dealers or other reliable sources. See Note 3 for derivative fair value disclosures.

5. EMPLOYEE BENEFIT PLANS

  PENSION BENEFIT AND OTHER BENEFIT PLANS

     The Company is both the sponsor and administrator of defined benefit pension plans covering all eligible employees and sales representatives of MetLife and certain of its subsidiaries. Retirement benefits are based upon years of credited service and final average earnings history.

     The Company also provides certain postemployment benefits and certain postretirement health care and life insurance benefits for retired employees through insurance contracts. Substantially all of the Company's employees may, in accordance with the plans applicable to the

                      METROPOLITAN LIFE INSURANCE COMPANY
postretirement benefits, become eligible for these benefits if they attain retirement age, with sufficient service, while working for the Company.

                                                                   DECEMBER 31,
                                                       ------------------------------------
                                                       PENSION BENEFITS     OTHER BENEFITS
                                                       ----------------    ----------------
                                                        1999      1998      1999      1998
                                                        ----      ----      ----      ----
Change in projected benefit obligation:
Projected benefit obligation at beginning of year....  $3,920    $3,573    $1,708    $1,763
  Service cost.......................................     100        90        28        31
  Interest cost......................................     271       257       107       114
  Actuarial (gains) losses...........................    (260)      212      (281)      (74)
  Divestitures, curtailments and terminations........     (22)       24        10       (13)
  Change in benefits.................................      --        12        --        --
Benefits paid........................................    (272)     (248)      (89)     (113)
                                                       ------    ------    ------    ------
Projected benefit obligation at end of year..........   3,737     3,920     1,483     1,708
                                                       ------    ------    ------    ------
Change in plan assets:
Contract value of plan assets at beginning of year...   4,403     4,056     1,123     1,004
  Actuarial return on plan assets....................     575       680       141       171
  Employer contribution..............................      20        15        24        61
  Benefits paid......................................    (272)     (248)      (89)     (113)
  Other payments.....................................      --      (100)       --        --
                                                       ------    ------    ------    ------
Contract value of plan assets at end of year.........   4,726     4,403     1,199     1,123
                                                       ------    ------    ------    ------
Over (under) funded..................................     989       483      (284)     (585)
                                                       ------    ------    ------    ------
Unrecognized net asset at transition.................     (66)      (98)       --        --
Unrecognized net actuarial gains.....................    (564)      (78)     (487)     (322)
Unrecognized prior service cost......................     127       145        (2)       (2)
                                                       ------    ------    ------    ------
Prepaid (accrued) benefit cost.......................  $  486    $  452    $ (773)   $ (909)
                                                       ======    ======    ======    ======
Qualified plan prepaid pension cost..................  $  632    $  568    $   --    $   --
Non-qualified plan accrued pension cost..............    (146)     (116)       --        --
                                                       ------    ------    ------    ------
Prepaid benefit cost.................................  $  486    $  452    $   --    $   --
                                                       ======    ======    ======    ======

     The aggregate projected benefit obligation and aggregate contract value of plan assets for the pension plans were as follows:

                                                        NON-QUALIFIED
                                     QUALIFIED PLAN          PLAN              TOTAL
                                    ----------------    --------------    ----------------
                                     1999      1998     1999     1998      1999      1998
                                     ----      ----     ----     ----      ----      ----
Aggregate projected benefit
  obligation......................  $3,482    $3,697    $ 255    $ 223    $3,737    $3,920
Aggregate contract value of plan
  assets (principally Company
  contracts)......................   4,726     4,403       --       --     4,726     4,403
                                    ------    ------    -----    -----    ------    ------
Over (under) funded...............  $1,244    $  706    $(255)   $(223)   $  989    $  483
                                    ======    ======    =====    =====    ======    ======

                      METROPOLITAN LIFE INSURANCE COMPANY

     The assumptions used in determining the aggregate projected benefit obligation and aggregate contract value for the pension and other benefits were as follows:

                                            PENSION BENEFITS             OTHER BENEFITS
                                      ----------------------------   -----------------------
                                          1999            1998          1999         1998
                                          ----            ----          ----         ----
Weighted average assumptions at
  December 31,
Discount rate.......................  6.25% - 7.75%   6.5% - 7.25%   6% - 7.75%       7%
Expected rate of return on plan
  assets............................   8% - 10.5%     8.5% - 10.5%    6% - 9%     7.25% - 9%
Rate of compensation increase.......   4.5% - 8.5%    4.5% - 8.5%       N/A          N/A

     The assumed health care cost trend rates used in measuring the accumulated nonpension postretirement benefit obligation were 6.5% for pre-Medicare eligible claims and 6% for Medicare eligible claims in both 1999 and 1998.

     Assumed health care cost trend rates may have a significant effect on the amounts reported for health care plans. A one-percentage point change in assumed health care cost trend rates would have the following effects:

                                                             ONE PERCENT    ONE PERCENT
                                                              INCREASE       DECREASE
                                                             -----------    -----------
Effect on total of service and interest cost components....     $ 14           $ 11
Effect of accumulated postretirement benefit obligation....     $134           $111

     The components of periodic benefit costs were as follows:

                                               PENSION BENEFITS         OTHER BENEFITS
                                             ---------------------    ------------------
                                             1999    1998    1997     1999   1998   1997
                                             ----    ----    ----     ----   ----   ----
Service cost...............................  $ 100   $  90   $  74    $ 28   $ 31   $ 30
Interest cost..............................    271     257     247     107    114    122
Expected return on plan assets.............   (363)   (337)   (324)    (89)   (79)   (66)
Amortization of prior actuarial gains......     (6)    (11)     (5)    (11)   (13)    (4)
Curtailment (credit) cost..................    (17)    (10)     --      10      4     --
                                             -----   -----   -----    ----   ----   ----
Net periodic benefit cost (credit).........  $ (15)  $ (11)  $  (8)   $ 45   $ 57   $ 82
                                             =====   =====   =====    ====   ====   ====

  SAVINGS AND INVESTMENT PLANS

     The Company sponsors savings and investment plans for substantially all employees under which the Company matches a portion of employee contributions. The Company contributed $45, $43 and $44 for the years ended December 31, 1999, 1998 and 1997, respectively.

6. SEPARATE ACCOUNTS

     Separate accounts reflect two categories of risk assumption: non-guaranteed separate accounts totaling $47,618 and $39,490 at December 31, 1999 and 1998, respectively, for which the policyholder assumes the investment risk, and guaranteed separate accounts totaling $17,323 and $18,578 at December 31, 1999 and 1998, respectively, for which MetLife contractually guarantees either a minimum return or account value to the policyholder.

                      METROPOLITAN LIFE INSURANCE COMPANY

     Fees charged to the separate accounts by the Company (including mortality charges, policy administration fees and surrender charges) are reflected in the Company's revenues as universal life and investment-type product policy fees and totaled $485, $413 and $287 for the years ended December 31, 1999, 1998 and 1997, respectively. Guaranteed separate accounts consisted primarily of Met Managed Guaranteed Interest Contracts and participating close out contracts. The average interest rates credited on these contracts were 6.5% and 7% at December 31, 1999 and 1998, respectively. The assets that support these liabilities were comprised of $16,874 and $16,639 in fixed maturities at December 31, 1999 and 1998, respectively. The portfolios are segregated from other investments and are managed to minimize liquidity and interest rate risk. In order to minimize the risk of disintermediation associated with early withdrawals, these investment products carry a graded surrender charge as well as a market value adjustment.

7. DEBT

     Debt consisted of the following:

                                                             DECEMBER 31,
                                                           ----------------
                                                            1999      1998
                                                            ----      ----
MetLife:
  6.300% surplus notes due 2003..........................  $  397    $  397
  7.000% surplus notes due 2005..........................     249       249
  7.700% surplus notes due 2015..........................     198       198
  7.450% surplus notes due 2023..........................     296       296
  7.785% surplus notes due 2024..........................     148       148
  7.800% surplus notes due 2025..........................     248       248
Other....................................................     130       207
                                                           ------    ------
                                                            1,666     1,743
                                                           ------    ------
Investment related:
  Floating rate debt, interest based on LIBOR............      --       212
  Exchangeable debt, interest rates ranging from 4.90% to
     5.80%, due 2001 and 2002............................     369       371
                                                           ------    ------
                                                              369       583
                                                           ------    ------
Total MetLife............................................   2,035     2,326
                                                           ------    ------
Nvest:
  7.060% senior notes due 2003...........................     110       110
  7.290% senior notes due 2007...........................     160       160
                                                           ------    ------
                                                              270       270
                                                           ------    ------
Other Affiliated Companies:
  Fixed rate notes, interest rates ranging from 6.96% to
     8.51%, maturity dates ranging from 2000 to 2008.....     170       179
  Other..................................................      39       128
                                                           ------    ------
                                                              209       307
                                                           ------    ------
Total long-term debt.....................................   2,514     2,903
Total short-term debt....................................   4,208     3,585
                                                           ------    ------
                                                           $6,722    $6,488
                                                           ======    ======

                      METROPOLITAN LIFE INSURANCE COMPANY

     Short-term debt consisted of commercial paper with a weighted average interest rate of 6.05% and 5.31% and a weighted average maturity of 74 and 44 days at December 31, 1999 and 1998, respectively.

     The Company maintains unsecured credit facilities aggregating $7,000 (five-year facility of $1,000 expiring in April 2003; 364-day facility of $1,000 expiring in April 2000; 364-day facility of $5,000 expiring in September 2000). Both $1,000 facilities bear interest at LIBOR plus 20 basis points. The $5,000 facility bears interest at various rates under specified borrowing scenarios. The facilities can be used for general corporate purposes and also provide backup for the Company's commercial paper program. At December 31, 1999, there were no outstanding borrowings under any of the facilities.

     Payments of interest and principal on the surplus notes, subordinated to all other indebtedness, may be made only with the prior approval of the Superintendent. Subject to the prior approval of the Superintendent, the 7.45% surplus notes may be redeemed, in whole or in part, at the election of the Company at any time on or after November 1, 2003.

     Each issue of investment related debt is payable in cash or by delivery of an underlying security owned by the Company. The amount payable at maturity of the debt is greater than the principal of the debt if the market value of the underlying security appreciates above certain levels at the date of debt repayment as compared to the market value of the underlying security at the date of debt issuance.

     The aggregate maturities of long-term debt are $93 in 2000, $194 in 2001, $210 in 2002, $415 in 2003, $126 in 2004 and $1,477 thereafter.

     Interest expense related to the Company's outstanding indebtedness was $358, $333 and $344 for the years ended December 31, 1999, 1998 and 1997, respectively.

8. ACQUISITIONS AND DISPOSITIONS

     In 1999 and 1997, respectively, the Company acquired assets of $4,832 and $3,777 and assumed liabilities of $1,860 and $3,347 through the acquisition of certain insurance and non-insurance operations. The aggregate purchase prices were allocated to the assets and liabilities acquired based on their estimated fair values.

     During 1998, the Company sold MetLife Capital Holdings, Inc. (a commercial financing company) and a substantial portion of its Canadian and Mexican insurance operations, which resulted in a realized investment gain of $531. During 1997, the Company sold its United Kingdom insurance operations, which resulted in a realized investment gain of $139. Such sales caused a reduction in assets of $10,663 and $4,342 and liabilities of $3,691 and $4,207 in 1998 and 1997, respectively.

     See Note 16 for information regarding the Company's acquisition of GenAmerica Corporation.

9. COMMITMENTS AND CONTINGENCIES

  LITIGATION

     The Company is currently a defendant in approximately 500 lawsuits raising allegations of improper marketing and sales of individual life insurance policies or annuities. These lawsuits are generally referred to as "sales practices claims".

                      METROPOLITAN LIFE INSURANCE COMPANY

     On December 28, 1999, after a fairness hearing, the United States District Court for the Western District of Pennsylvania approved a class action settlement resolving a multidistrict litigation proceeding involving alleged sales practices claims. The settlement class includes most of the owners of permanent life insurance policies and annuity contracts or certificates issued pursuant to individual sales in the United States by Metropolitan Life Insurance Company, Metropolitan Insurance and Annuity Company or Metropolitan Tower Life Insurance Company between January 1, 1982 and December 31, 1997. This class includes owners of approximately six million in-force or terminated insurance policies and approximately one million in-force or terminated annuity contracts or certificates.

     In addition to dismissing the consolidated class actions, the District Court's order also bars sales practices claims by class members for sales by the defendant insurers during the class period, effectively resolving all pending class actions against these insurers. The defendants are in the process of having these claims dismissed.

     Under the terms of the order, only those class members who excluded themselves from the settlement may continue an existing, or start a new, sales practices lawsuit against Metropolitan Life Insurance Company, Metropolitan Insurance and Annuity Company or Metropolitan Tower Life Insurance Company for sales that occurred during the class period. Approximately 20,000 class members elected to exclude themselves from the settlement. Over 400 of the approximately 500 lawsuits noted above are brought by individuals who elected to exclude themselves from the settlement.

     The settlement provides three forms of relief. General relief, in the form of free death benefits, is provided automatically to class members who did not exclude themselves from the settlement or who did not elect the claim evaluation procedures set forth in the settlement. The claim evaluation procedures permit a class member to have a claim evaluated by a third party under procedures set forth in the settlement. Claim awards made under the claim evaluation procedures will be in the form of policy adjustments, free death benefits or, in some instances, cash payments. In addition, class members who have or had an ownership interest in specified policies will also automatically receive deferred acquisition cost tax relief in the form of free death benefits. The settlement fixes the aggregate amounts that are available under each form of relief.

     The Company expects that the total cost of the settlement will be approximately $957. This amount is equal to the amount of the increase in liabilities for the death benefits and policy adjustments and the present value of expected cash payments to be provided to included class members, as well as attorneys' fees and expenses and estimated other administrative costs, but does not include the cost of litigation with policyholders who are excluded from the settlement. The Company believes that the cost of the settlement will be substantially covered by available reinsurance and the provisions made in its consolidated financial statements, and thus will not have a material adverse effect on its business, results of operations or financial position. The Company has not yet made a claim under those reinsurance agreements and, although there is a risk that the carriers will refuse coverage for all or part of the claim, the Company believes this is very unlikely to occur. The Company believes it has made adequate provision in its consolidated financial statements for all probable losses for sales practices claims, including litigation costs involving policyholders who are excluded from the settlement.

     The class action settlement does not resolve nine purported or certified class actions currently pending against New England Mutual Life Insurance Company with which the Company merged in 1996. Eight of those actions have been consolidated as a multidistrict proceeding for pre-trial purposes in the United States District Court in Massachusetts. That Court certified a mandatory class as to those claims. Following an appeal of that certification, the United States

                      METROPOLITAN LIFE INSURANCE COMPANY

Court of Appeals remanded the case to the District Court for further consideration. The Company is negotiating a settlement with class counsel.

     The class action settlement also does not resolve three putative sales practices class action lawsuits which have been brought against General American Life Insurance Company. These lawsuits have been consolidated in a single proceeding in the United States District Court for the Eastern District of Missouri. General American Life Insurance Company and counsel for plaintiffs have negotiated a settlement in principle of this consolidated proceeding. General American Life Insurance Company has not reached agreement with plaintiffs' counsel on the attorneys' fees to be paid. However, negotiations are ongoing.

     In addition, the class action settlement does not resolve two putative class actions involving sales practices claims filed against Metropolitan Life Insurance Company in Canada. The class action settlement also does not resolve a certified class action with conditionally certified subclasses against Metropolitan Life Insurance Company, Metropolitan Insurance and Annuity Company, Metropolitan Tower Life Insurance Company and various individual defendants alleging improper sales abroad. That lawsuit is pending in a New York federal court.

     In the past, the Company has resolved some individual sales practices claims through settlement, dispositive motion or, in a few instances, trial. Most of the current cases seek substantial damages, including in some cases punitive and treble damages and attorneys' fees. Additional litigation relating to the Company's marketing and sales of individual life insurance may be commenced in the future.

     Regulatory authorities in a small number of states, including both insurance departments and one state attorney general, as well as the National Association of Securities Dealers, Inc., have ongoing investigations or inquiries relating to the Company's sales of individual life insurance policies or annuities, including investigations of alleged improper replacement transactions and alleged improper sales of insurance with inaccurate or inadequate disclosures as to the period for which premiums would be payable. Over the past several years, the Company has resolved a number of investigations by other regulatory authorities for monetary payments and certain other relief, and may continue to do so in the future.

     MetLife is also a defendant in numerous lawsuits seeking compensatory and punitive damages for personal injuries allegedly caused by exposure to asbestos or asbestos-containing products. MetLife has never engaged in the business of manufacturing, producing, distributing or selling asbestos or asbestos-containing products. Rather, these lawsuits, currently numbering in the thousands, have principally been based upon allegations relating to certain research, publication and other activities of one or more of MetLife's employees during the period from the 1920s through approximately the 1950s and alleging that MetLife learned or should have learned of certain health risks posed by asbestos and, among other things, improperly publicized or failed to disclose those health risks. Legal theories asserted against MetLife have included negligence, intentional tort claims and conspiracy claims concerning the health risks associated with asbestos. While MetLife believes it has meritorious defenses to these claims, and has not suffered any adverse judgments in respect of these claims, most of the cases have been resolved by settlements. MetLife intends to continue to exercise its best judgment regarding settlement or defense of such cases. The number of such cases that may be brought or the aggregate amount of any liability that MetLife may ultimately incur is uncertain.

     Significant portions of amounts paid in settlement of such cases have been funded with proceeds from a previously resolved dispute with MetLife's primary, umbrella and first level excess liability insurance carriers. MetLife is presently in litigation with several of its excess

                      METROPOLITAN LIFE INSURANCE COMPANY
liability insurers regarding amounts payable under its policies with respect to coverage for these claims. The trial court has granted summary judgment to these insurers. MetLife has appealed. There can be no assurances regarding the outcome of this litigation or the amount and timing of recoveries, if any, from these excess liability insurers. MetLife's asbestos-related litigation with these insurers should have no effect on recoveries under the excess insurance policies described below.

     The Company has recorded, in other expenses, charges of $499 ($317 after-tax), $1,895 ($1,203 after-tax) and $300 ($190 after-tax) for the years ended December 31, 1999, 1998 and 1997, respectively, for sales practices claims and claims for personal injuries caused by exposure to asbestos or asbestos-containing products. The 1999 charge was principally related to the settlement of the multidistrict litigation proceeding involving alleged improper sales practices, accruals for sales practices claims not covered by the settlement and other legal costs. The 1998 charge was comprised of $925 and $970 for sales practices claims and asbestos-related claims, respectively. The Company recorded the charges for sales practices claims based on preliminary settlement discussions and the settlement history of other insurers.

     Prior to the fourth quarter of 1998, the Company established a liability for asbestos-related claims based on settlement costs for claims that the Company had settled, estimates of settlement costs for claims pending against the Company and an estimate of settlement costs for unasserted claims. The amount for unasserted claims was based on management's estimate of unasserted claims that would be probable of assertion. A liability is not established for claims which management believes are only reasonably possible of assertion. Based on this process, the accrual for asbestos-related claims at December 31, 1997 was $386. Potential liabilities for asbestos-related claims are not easily quantified, due to the nature of the allegations against the Company, which are not related to the business of manufacturing, producing, distributing or selling asbestos or asbestos-containing products, adding to the uncertainty as to the number of claims that may be brought against the Company.

     During 1998, the Company decided to pursue the purchase of excess insurance to limit its exposure to asbestos-related claims. In connection with the negotiations with the casualty insurers to obtain this insurance, the Company obtained information that caused management to reassess the accruals for asbestos-related claims. This information included:

     - Information from the insurers regarding the asbestos-related claims experience of other insureds, which indicated that the number of claims that were probable of assertion against the Company in the future was significantly greater than it had assumed in its accruals. The number of claims brought against the Company is generally a reflection of the number of asbestos-related claims brought against asbestos defendants generally and the percentage of those claims in which the Company is included as a defendant. The information provided to the Company relating to other insureds indicated that the Company had been included as a defendant for a significant percentage of total asbestos-related claims and that it may be included in a larger percentage of claims in the future, because of greater awareness of asbestos litigation generally by potential plaintiffs and plaintiffs' lawyers and because of the bankruptcy and reorganization or the exhaustion of insurance coverage of other asbestos defendants; and that, although volatile, there was an upward trend in the number of total claims brought against asbestos defendants.

     - Information derived from actuarial calculations the Company made in the fourth quarter of 1998 in connection with these negotiations, which helped to frame, define and quantify this liability. These calculations were made using, among other things, current information regarding the Company's claims and settlement experience (which reflected the Com-

                      METROPOLITAN LIFE INSURANCE COMPANY
       pany's decision to resolve an increased number of these claims by settlement), recent and historic claims and settlement experience of selected other companies and information obtained from the insurers.

     Based on this information, the Company concluded that certain claims that previously were considered as only reasonably possible of assertion were now probable of assertion, increasing the number of assumed claims to approximately three times the number assumed in prior periods. As a result of this reassessment, the Company increased its liability for asbestos-related claims to $1,278 at December 31, 1998.

     During 1998, the Company paid $1,407 of premiums for excess of loss reinsurance agreements and excess insurance policies, consisting of $529 for the excess of loss reinsurance agreements for sales practices claims and excess mortality losses and $878 for the excess insurance policies for asbestos-related claims.

     The Company obtained the excess of loss reinsurance agreements to provide reinsurance with respect to sales practices claims made on or prior to December 31, 1999 and for certain mortality losses in 1999. These reinsurance agreements have a maximum aggregate limit of $650, with a maximum sublimit of $550 for losses for sales practices claims. This coverage is in excess of an aggregate self-insured retention of $385 with respect to sales practices claims and $506, plus the Company's statutory policy reserves released upon the death of insureds, with respect to life mortality losses. At December 31, 1999, the subject losses under the reinsurance agreements due to sales practices claims and related counsel fees from the time the Company entered into the reinsurance agreements did not exceed that self-insured retention. The maximum sublimit of $550 for sales practices claims was within a range of losses that management believed were reasonably possible at December 31, 1998. Each excess of loss reinsurance agreement for sales practices claims and mortality losses contains an experience fund, which provides for payments to the Company at the commutation date if experience is favorable at such date. The Company accounts for the aggregate excess of loss reinsurance agreements as reinsurance; however, if deposit accounting were applied, the effect on the Company's consolidated financial statements in 1998, 1999 and 2000 would not be significant.

     Under reinsurance accounting, the excess of the liability recorded for sales practices losses recoverable under the agreements of $550 over the premium paid of $529 results in a deferred gain of $21 which is being amortized into income over the settlement period from January 1999 through April 2000. Under deposit accounting, the premium would be recorded as an other asset rather than as an expense, and the reinsurance loss recoverable and the deferred gain would not have been recorded. Because the agreements also contain an experience fund which increases with the passage of time, the increase in the experience fund in 1999 and 2000 under deposit accounting would be recognized as interest income in an amount approximately equal to the deferred gain that will be amortized into income under reinsurance accounting.

     The excess insurance policies for asbestos-related claims provide for recovery of losses up to $1,500, which is in excess of a $400 self-insured retention ($878 of which was recorded as a recoverable at December 31, 1999 and 1998). The asbestos-related policies are also subject to annual and per-claim sublimits. Amounts are recoverable under the policies annually with respect to claims paid during the prior calendar year. Although amounts paid in any given year that are recoverable under the policies will be reflected as a reduction in the Company's operating cash flows for that year, management believes that the payments will not have a material adverse effect on the Company's liquidity. Each asbestos-related policy contains an experience fund and a reference fund that provides for payments to the Company at the commutation date if experience under the policy to such date has been favorable, or pro rata reductions from time to

                      METROPOLITAN LIFE INSURANCE COMPANY
time in the loss reimbursements to the Company if the cumulative return on the reference fund is less than the return specified in the experience fund.

     A purported class action suit involving policyholders in 32 states has been filed in a Rhode Island state court against MetLife's subsidiary, Metropolitan Property and Casualty Insurance Company, with respect to claims by policyholders for the alleged diminished value of automobiles after accident-related repairs. A similar "diminished value" allegation was made recently in a Texas Deceptive Trade Practices Act letter and lawsuit which involve a Metropolitan Property and Casualty Company policyholder. A purported class action has been filed against Metropolitan Property and Casualty Insurance Company and its subsidiary, Metropolitan Casualty Insurance Company, in Florida by a policyholder alleging breach of contract and unfair trade practices with respect to Metropolitan Casualty Insurance Company allowing the use of parts not made by the original manufacturer to repair damaged automobiles. These suits are in the early stages of litigation and Metropolitan Property and Casualty Insurance Company and Metropolitan Casualty Insurance Company intend to vigorously defend themselves against these suits. Similar suits have been filed against several other personal lines property and casualty insurers.

     The United States, the Commonwealth of Puerto Rico and various hotels and individuals have sued MetLife Capital Corporation, a former subsidiary of the Company, seeking damages for clean up costs, natural resource damages, personal injuries and lost profits and taxes based upon, among other things, a release of oil from a barge which was being towed by the M/V Emily S. In connection with the sale of MetLife Capital, the Company acquired MetLife Capital's potential liability with respect to the M/V Emily S lawsuit. MetLife Capital had entered into a sale and leaseback financing arrangement with respect to the M/V Emily S. The plaintiffs have taken the position that MetLife Capital, as the owner of record of the M/V Emily S, is responsible for all damages caused by the barge, including the oil spill. The governments of the United States and Puerto Rico have claimed damages in excess of $150. At a mediation, the action brought by the United States and Puerto Rico was conditionally settled, provided that the governments have access to additional sums from a fund contributed to by oil companies to help remediate oil spills. The Company can provide no assurance that this action will be settled in this manner.

     Three putative class actions have been filed by Conning Corporation shareholders alleging that the Company's announced offer to purchase the publicly-held Conning shares is inadequate and constitutes a breach of fiduciary duty (see Note 16). The Company believes the actions are without merit, and expects that they will not materially affect its offer to purchase the shares.

     A civil complaint challenging the fairness of the plan of reorganization and the adequacy and accuracy of the disclosures to policyholders regarding the plan has been filed in New York Supreme Court for Kings County on behalf of an alleged class consisting of the policyholders of MetLife who should have membership benefits in MetLife and were and are eligible to receive notice, vote and receive consideration in the demutualization. The complaint seeks to enjoin or rescind the plan and seeks other relief. The defendants named in the complaint are MetLife and the individual members of its board of directors and MetLife, Inc. MetLife believes that the allegations made in the complaint are wholly without merit, and intends to vigorously contest the complaint.

     Various litigation, claims and assessments against the Company, in addition to those discussed above and those otherwise provided for in the Company's consolidated financial statements, have arisen in the course of the Company's business, including, but not limited to, in connection with its activities as an insurer, employer, investor, investment advisor and taxpayer. Further, state insurance regulatory authorities and other Federal and state authorities regularly

                      METROPOLITAN LIFE INSURANCE COMPANY
make inquiries and conduct investigations concerning the Company's compliance with applicable insurance and other laws and regulations.

     In some of the matters referred to above, very large and/or indeterminate amounts, including punitive and treble damages, are sought. While it is not feasible to predict or determine the ultimate outcome of all pending investigations and legal proceedings or provide reasonable ranges of potential losses, it is the opinion of the Company's management that their outcomes, after consideration of available insurance and reinsurance and the provisions made in the Company's consolidated financial statements, are not likely to have a material adverse effect on the Company's consolidated financial position. However, given the large and/or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on the Company's operating results or cash flows in particular quarterly or annual periods.

  TRANSFERRED CANADIAN POLICIES

     In July 1998, MetLife sold a substantial portion of its Canadian operations to Clarica Life. As part of that sale, a large block of policies in effect with MetLife in Canada were transferred to Clarica Life, and the holders of the transferred Canadian policies became policyholders of Clarica Life. Those transferred policyholders are no longer policyholders of MetLife and, therefore, are not entitled to compensation under the plan of reorganization. However, as a result of a commitment made in connection with obtaining Canadian regulatory approval of that sale, if MetLife demutualizes, its Canadian branch will make cash payments to those who are, or are deemed to be, holders of those transferred Canadian policies. The payments, which will be recorded in other expenses in the same period as the effective date of the plan, will be determined in a manner that is consistent with the treatment of, and fair and equitable to, eligible policyholders of MetLife. The amount of the payment is dependent upon the initial public offering price of common stock to be issued on the effective date of the plan of demutualization.

  YEAR 2000

     The Year 2000 issue was the result of the widespread use of computer programs written using two digits (rather than four) to define the applicable year. Such programming was a common industry practice designed to avoid the significant costs associated with additional mainframe capacity necessary to accommodate a four-digit field. As a result, any of the Company's computer systems that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in major system failures or miscalculations. The Company has conducted a comprehensive review of its computer systems to identify the systems that could be affected by the Year 2000 issue and has implemented a plan to resolve the issue. There can be no assurances that the Year 2000 plan of the Company or that of its vendors or third parties have resolved all Year 2000 issues. Further, there can be no assurance that there will not be any future system failure or that such failure, if any, will not have a material impact on the operations of the Company.

  LEASES

     In accordance with industry practice, certain of the Company's income from lease agreements with retail tenants is contingent upon the level of the tenants' sales revenues. Additionally, the Company, as lessee, has entered into various lease and sublease agreements

                      METROPOLITAN LIFE INSURANCE COMPANY
for office space, data processing and other equipment. Future minimum rental and subrental income and minimum gross rental payments relating to these lease agreements were as follows:

                                                                      GROSS
                                               RENTAL    SUBLEASE     RENTAL
                                               INCOME     INCOME     PAYMENTS
                                               ------    --------    --------
2000.........................................  $  817      $13         $156
2001.........................................     740       12          135
2002.........................................     689       11          111
2003.........................................     612        9           90
2004.........................................     542        9           69
Thereafter...................................   2,032       27          299

10. INCOME TAXES

     The provision for income taxes was as follows:

                                                               YEARS ENDED DECEMBER 31,
                                                               ------------------------
                                                               1999      1998      1997
                                                               ----      ----      ----
Current:
  Federal...................................................   $643      $668      $370
  State and local...........................................     24        60        10
  Foreign...................................................      4        99        26
                                                               ----      ----      ----
                                                                671       827       406
                                                               ----      ----      ----
Deferred:
  Federal...................................................    (78)      (25)       28
  State and local...........................................      2        (8)        9
  Foreign...................................................     (2)      (54)       25
                                                               ----      ----      ----
                                                                (78)      (87)       62
                                                               ----      ----      ----
Provision for income taxes..................................   $593      $740      $468
                                                               ====      ====      ====

     Reconciliations of the income tax provision at the U.S. statutory rate to the provision for income taxes as reported were as follows:

                                                               YEARS ENDED DECEMBER 31,
                                                               ------------------------
                                                               1999      1998      1997
                                                               ----      ----      ----
Tax provision at U.S. statutory rate........................   $502      $730      $585
Tax effect of:
  Tax exempt investment income..............................    (39)      (40)      (30)
  Surplus tax...............................................    125        18       (40)
  State and local income taxes..............................     18        31        15
  Tax credits...............................................     (5)      (25)      (15)
  Prior year taxes..........................................    (31)        4        (2)
  Sale of businesses........................................     --       (19)      (41)
  Other, net................................................     23        41        (4)
                                                               ----      ----      ----
Provision for income taxes..................................   $593      $740      $468
                                                               ====      ====      ====

                      METROPOLITAN LIFE INSURANCE COMPANY

     Deferred income taxes represent the tax effect of the differences between the book and tax basis of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following:

                                                             DECEMBER 31,
                                                           ----------------
                                                            1999      1998
                                                            ----      ----
Deferred income tax assets:
  Policyholder liabilities and receivables...............  $3,042    $3,108
  Net operating losses...................................      72        22
  Net unrealized investment losses.......................     161        --
  Employee benefits......................................     192       174
  Litigation related.....................................     468       312
  Other..................................................     242       158
                                                           ------    ------
                                                            4,177     3,774
  Less: Valuation allowance..............................      72        21
                                                           ------    ------
                                                            4,105     3,753
                                                           ------    ------
Deferred income tax liabilities:
  Investments............................................   1,472     1,529
  Deferred policy acquisition costs......................   1,967     1,887
  Net unrealized investment gains........................      --       864
  Other..................................................      63        18
                                                           ------    ------
                                                            3,502     4,298
                                                           ------    ------
Net deferred income tax asset (liability)................  $  603    $ (545)
                                                           ======    ======

     Foreign net operating loss carryforwards generated deferred income tax benefits of $72 and $21 at December 31, 1999 and 1998, respectively. The Company has recorded a valuation allowance related to these tax benefits. The valuation allowance reflects management's assessment, based on available information, that it is more likely than not that the deferred income tax asset for foreign net operating loss carryforwards will not be realized. The benefit will be recognized when management believes that it is more likely than not that the portion of the deferred income tax asset is realizable.

     The Company has been audited by the Internal Revenue Service for the years through and including 1993. The Company is being audited for the years 1994, 1995 and 1996. The Company believes that any adjustments that might be required for open years will not have a material effect on the Company's consolidated financial statements.

11. REINSURANCE

     The Company assumes and cedes insurance with other insurance companies. The Company continually evaluates the financial condition of its reinsurers and monitors concentration of credit risk in an effort to minimize its exposure to significant losses from reinsurer insolvencies. The Company is contingently liable with respect to ceded reinsurance should any reinsurer be unable to meet its obligations under these agreements. The amounts in the consolidated statements of income are presented net of reinsurance ceded.

     The Company's life insurance operations participate in reinsurance in order to limit losses, minimize exposure to large risks and to provide additional capacity for future growth. During

                      METROPOLITAN LIFE INSURANCE COMPANY

1998, the Company began reinsuring, under yearly renewal term policies, 90 percent of the mortality risk on universal life policies issued after 1983. The Company also reinsures 90 percent of the mortality risk on term life insurance policies issued after 1995 under yearly renewal term policies and coinsures 100 percent of the mortality risk in excess of $25 and $35 on single and joint survivorship policies, respectively.

     During 1997, the Company obtained a 100 percent coinsurance policy to provide coverage for contractual payments generated by certain portions of the Company's non-life contingency long-term guaranteed interest contracts and structured settlement lump sum contracts issued during the periods 1991 through 1993. The policy was amended in 1998 to include structured settlement lump sum payments issued during the period 1983 through 1990, 1994 and 1995. Reinsurance recoverables under the contract, which has been accounted for as a financing transaction, were $1,372 and $1,374 at December 31, 1999 and 1998, respectively.

     See Note 9 for information regarding certain excess of loss reinsurance agreements providing coverage for risks associated primarily with sales practices claims.

     The Company has exposure to catastrophes, which are an inherent risk of the property and casualty insurance business and could contribute to material fluctuations in the Company's results of operations. The Company uses excess of loss and quota share reinsurance arrangements to limit its maximum loss, provide greater diversification of risk and minimize exposure to larger risks. The Company's reinsurance program is designed to limit a catastrophe loss to no more than 10% of the Auto & Home segment's statutory surplus.

     The effects of reinsurance were as follows:

                                                        YEARS ENDED DECEMBER 31,
                                                      -----------------------------
                                                       1999       1998       1997
                                                       ----       ----       ----
Direct premiums.....................................  $13,249    $12,763    $12,728
Reinsurance assumed.................................      484        409        360
Reinsurance ceded...................................   (1,645)    (1,669)    (1,810)
                                                      -------    -------    -------
Net premiums........................................  $12,088    $11,503    $11,278
                                                      =======    =======    =======
Reinsurance recoveries netted against policyholder
  benefits..........................................  $ 1,626    $ 1,744    $ 1,648
                                                      =======    =======    =======

     The effects of reinsurance with GenAmerica Corporation ("GenAmerica") were as follows:

                                                            YEARS ENDED DECEMBER 31,
                                                            ------------------------
                                                            1999      1998      1997
                                                            ----      ----      ----
Premiums ceded to GenAmerica..............................  $108      $113      $61
                                                            ====      ====      ===
Reinsurance recoveries from GenAmerica netted against
  policyholder benefits...................................  $ 74      $ 28      $24
                                                            ====      ====      ===

     Reinsurance recoverables, included in other receivables, were $2,898 and $3,134 at December 31, 1999 and 1998, respectively, of which $5 and $5, respectively, were recoverable from GenAmerica. Reinsurance and ceded commissions payables, included in other liabilities, were $148 and $105 at December 31, 1999 and 1998, respectively.

                      METROPOLITAN LIFE INSURANCE COMPANY

     The following provides an analysis of the activity in the liability for benefits relating to property and casualty and group accident and non-medical health policies and contracts:

                                                        YEARS ENDED DECEMBER 31,
                                                      -----------------------------
                                                       1999       1998       1997
                                                       ----       ----       ----
Balance at January 1................................  $ 3,320    $ 3,655    $ 3,345
  Reinsurance recoverables..........................     (233)      (229)      (215)
                                                      -------    -------    -------
Net balance at January 1............................    3,087      3,426      3,130
                                                      -------    -------    -------
Acquisition of business.............................      204         --         --
                                                      -------    -------    -------
Incurred related to:
  Current year......................................    3,129      2,726      2,855
  Prior years.......................................      (16)      (245)        88
                                                      -------    -------    -------
                                                        3,113      2,481      2,943
                                                      -------    -------    -------
Paid related to:
  Current year......................................   (2,128)    (1,967)    (1,832)
  Prior years.......................................     (759)      (853)      (815)
                                                      -------    -------    -------
                                                       (2,887)    (2,820)    (2,647)
                                                      -------    -------    -------
Balance at December 31..............................    3,517      3,087      3,426
  Add: Reinsurance recoverables.....................      272        233        229
                                                      -------    -------    -------
Balance at December 31..............................  $ 3,789    $ 3,320    $ 3,655
                                                      =======    =======    =======

12. OTHER EXPENSES

     Other expenses were comprised of the following:

                                                        YEARS ENDED DECEMBER 31,
                                                      -----------------------------
                                                       1999       1998       1997
                                                       ----       ----       ----
Compensation........................................  $ 2,590    $ 2,478    $ 2,078
Commissions.........................................      937        902        766
Interest and debt issue costs.......................      405        379        453
Amortization of policy acquisition costs (excludes
  amortization of $(46), $240 and $70, respectively,
  related to realized investment gains and
  (losses)).........................................      862        587        771
Capitalization of policy acquisition costs..........   (1,160)    (1,025)    (1,000)
Rent, net of sublease income........................      239        155        179
Minority interest...................................       55         67         56
Restructuring charge................................       --         81         --
Other...............................................    2,827      4,395      2,468
                                                      -------    -------    -------
                                                      $ 6,755    $ 8,019    $ 5,771
                                                      =======    =======    =======

     During 1998, the Company recorded charges of $81 to restructure headquarters operations and consolidate certain agencies and other operations. These costs have been fully paid at December 31, 1999.

                      METROPOLITAN LIFE INSURANCE COMPANY

13. STATUTORY FINANCIAL INFORMATION

     The reconciliations of MetLife's statutory surplus and net change in statutory surplus, determined in accordance with accounting practices prescribed or permitted by insurance regulatory authorities, with equity and net income determined in conformity with generally accepted accounting principles were as follows:

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1999       1998
                                                               ----       ----
Statutory surplus...........................................  $ 7,630    $ 7,388
GAAP adjustments for:
  Future policy benefits and policyholder account
     balances...............................................   (4,167)    (6,830)
  Deferred policy acquisition costs.........................    8,381      6,560
  Deferred income taxes.....................................      886       (190)
  Valuation of investments..................................   (2,102)     3,981
  Statutory asset valuation reserves........................    3,189      3,381
  Statutory interest maintenance reserves...................    1,114      1,486
  Surplus notes.............................................   (1,602)    (1,595)
  Other, net................................................      361        686
                                                              -------    -------
Equity......................................................  $13,690    $14,867
                                                              =======    =======

                                                          YEARS ENDED DECEMBER 31,
                                                          -------------------------
                                                          1999      1998      1997
                                                          ----      ----      ----
Net change in statutory surplus.........................  $ 242    $   10    $  227
GAAP adjustments for:
  Future policy benefits and policyholder account
     balances...........................................    556       127       (38)
  Deferred policy acquisition costs.....................    379       224       149
  Deferred income taxes.................................    154       234        62
  Valuation of investments..............................    473     1,158      (387)
  Statutory asset valuation reserves....................   (226)     (461)    1,136
  Statutory interest maintenance reserves...............   (368)      312        53
  Other, net............................................   (593)     (261)        1
                                                          -----    ------    ------
Net income..............................................  $ 617    $1,343    $1,203
                                                          =====    ======    ======

                      METROPOLITAN LIFE INSURANCE COMPANY

14. OTHER COMPREHENSIVE INCOME (LOSS)

     The following table sets forth the reclassification adjustments required for the years ended December 31, 1999, 1998 and 1997 to avoid double-counting in other comprehensive income (loss) items that are included as part of net income for the current year that have been reported as a part of other comprehensive income (loss) in the current or prior year:

                                                               1999       1998       1997
                                                               ----       ----       ----
Holding (losses) gains on investments arising during the
  year......................................................  $(6,314)   $ 1,493    $ 4,257
Income tax effect of holding gains or losses................    2,262       (617)    (1,615)
Transfer of securities from held-to-maturity to
  available-for-sale:
  Holding gains on investments..............................       --         --        198
  Income tax effect.........................................       --         --        (75)
Reclassification adjustments:
  Realized holding (gains) losses included in current year
     net income.............................................       38     (2,013)      (844)
  Amortization of premium and discount on investments.......     (307)      (350)      (209)
  Realized holding (losses) gains allocated to other
     policyholder amounts...................................      (67)       608        231
  Income tax effect.........................................      120        729        312
Allocation of holding losses (gains) on investments relating
  to other policyholder amounts.............................    3,788       (351)    (2,231)
Income tax effect of allocation of holding gains and losses
  to other policyholder amounts.............................   (1,357)       143        846
                                                              -------    -------    -------
Net unrealized investment (losses) gains....................   (1,837)      (358)       870
                                                              -------    -------    -------
Foreign currency translation adjustments arising during the
  year......................................................       50       (115)       (46)
Reclassification adjustment for sale of investment in
  foreign operation.........................................       --          2         (3)
                                                              -------    -------    -------
Foreign currency translation adjustment.....................       50       (113)       (49)
                                                              -------    -------    -------
Minimum pension liability adjustment........................       (7)       (12)        --
                                                              -------    -------    -------
Other comprehensive income (loss)...........................  $(1,794)   $  (483)   $   821
                                                              =======    =======    =======

15. BUSINESS SEGMENT INFORMATION

     The Company provides insurance and financial services to customers in the United States, Canada, Central America, South America, Europe and Asia. The Company's business is divided into six segments: Individual, Institutional, Auto & Home, International, Asset Management and Corporate. These segments are managed separately because they either provide different products and services, require different strategies or have different technology requirements.

     Individual offers a wide variety of individual insurance and investment products, including life insurance, annuities and mutual funds. Institutional offers a broad range of group insurance and retirement and savings products and services, including group life insurance, non-medical health insurance such as short and long-term disability, long-term care and dental insurance and other insurance products and services. Auto & Home provides insurance coverages including private passenger automobile, homeowners and personal excess liability insurance. International provides life insurance, accident and health insurance, annuities and retirement and savings

                      METROPOLITAN LIFE INSURANCE COMPANY
products to both individuals and groups, and auto and homeowners coverage to individuals. Asset Management provides a broad variety of asset management products and services to individuals and institutions such as mutual funds for savings and retirement needs, commercial real estate advisory and management services, and institutional and retail investment management. Through its Corporate segment, the Company reports items that are not allocated to any of the business segments.

     Set forth in the tables below is certain financial information with respect to the Company's operating segments for the years ended December 31, 1999, 1998 and 1997. The accounting policies of the segments are the same as those described in the summary of significant accounting policies, except for the method of capital allocation. The Company allocates capital to each segment based upon an internal capital allocation system that allows the Company to more effectively manage its capital. The Company has divested operations that did not meet targeted rates of return, including its commercial leasing business (Corporate segment) and substantial portions of its Canadian operations (International segment), and insurance operations in the United Kingdom (International segment). The Company evaluates the performance of each operating segment based upon income or loss from operations before provision for income taxes and non-recurring items (e.g. items of unusual or infrequent nature). The Company allocates non-recurring items (primarily consisting of sales practices claims and claims for personal injuries caused by exposure to asbestos or asbestos-containing products) and prior to its sale in 1998, the results of MetLife Capital Holdings, Inc. to the Corporate segment.

                                                        AUTO
AT OR FOR THE YEAR ENDED                                 &                        ASSET                  CONSOLIDATION/
   DECEMBER 31, 1999      INDIVIDUAL   INSTITUTIONAL    HOME    INTERNATIONAL   MANAGEMENT   CORPORATE    ELIMINATION      TOTAL
------------------------  ----------   -------------    ----    -------------   ----------   ---------   --------------    -----
Premiums................   $  4,289       $ 5,525      $1,751      $  523         $   --      $    --       $    --       $ 12,088
Universal life and
  investment-type
  product policy fees...        888           502          --          48             --           --            --          1,438
Net investment income...      5,346         3,755         103         206             80          605          (279)         9,816
Other revenues..........        558           629          21          12            803           59            72          2,154
Net realized investment
  gains (losses)........        (14)          (31)          1           1             --          (41)           14            (70)
Policyholder benefits
  and claims............      4,625         6,712       1,301         463             --           --             4         13,105
Interest credited to
  policyholder account
  balances..............      1,359         1,030          --          52             --           --            --          2,441
Policyholder
  dividends.............      1,509           159          --          22             --           --            --          1,690
Other expenses..........      2,719         1,589         514         248            795        1,031          (141)         6,755
Income (loss) before
  provision for income
  taxes and
  extraordinary item....        855           890          61           5             88         (408)          (56)         1,435
Income (loss) after
  provision for income
  taxes before
  extraordinary item....        555           567          56          21             51         (358)          (50)           842
Total assets............    109,401        88,127       4,443       4,381          1,036       19,834        (1,990)       225,232
Deferred policy
  acquisition costs.....      8,049           106          93         244             --           --            --          8,492
Separate account
  assets................     28,828        35,236          --         877             --           --            --         64,941
Policyholder
  liabilities...........     72,956        47,781       2,318       2,187             --            6          (293)       124,955
Separate account
  liabilities...........     28,828        35,236          --         877             --           --            --         64,941

                      METROPOLITAN LIFE INSURANCE COMPANY

                                                        AUTO
AT OR FOR THE YEAR ENDED                                 &                        ASSET                  CONSOLIDATION/
   DECEMBER 31, 1998      INDIVIDUAL   INSTITUTIONAL    HOME    INTERNATIONAL   MANAGEMENT   CORPORATE    ELIMINATION      TOTAL
------------------------  ----------   -------------    ----    -------------   ----------   ---------   --------------    -----
Premiums................   $  4,323       $ 5,159      $1,403      $  618         $   --      $    --       $    --       $ 11,503
Universal life and
  investment-type
  product policy fees...        817           475          --          68             --           --            --          1,360
Net investment income...      5,480         3,885          81         343             75          682          (318)        10,228
Other revenues..........        474           575          36          33            817          111           (52)         1,994
Net realized investment
  gains.................        659           557         122         117             --          679          (113)         2,021
Policyholder benefits
  and claims............      4,606         6,416       1,029         597             --          (10)           --         12,638
Interest credited to
  policyholder account
  balances..............      1,423         1,199          --          89             --           --            --          2,711
Policyholder
  dividends.............      1,445           142          --          64             --           --            --          1,651
Other expenses..........      2,577         1,613         386         352            799        2,601          (309)         8,019
Income (loss) before
  provision for income
  taxes and
  extraordinary item....      1,702         1,281         227          77             93       (1,119)         (174)         2,087
Income (loss) after
  provision for income
  taxes before
  extraordinary item....      1,069           846         161          56             49         (691)         (143)         1,347
Total assets............    103,614        88,741       2,763       3,432          1,164       20,852        (5,220)       215,346
Deferred policy
  acquisition costs.....      6,194            82          57         205             --           --            --          6,538
Separate account
  assets................     23,013        35,029          --          26             --           --            --         58,068
Policyholder
  liabilities...........     71,571        49,406       1,477       2,043             --            1          (295)       124,203
Separate account
  liabilities...........     23,013        35,029          --          26             --           --            --         58,068

                                                         AUTO
AT OR FOR THE YEAR ENDED                                  &                        ASSET                  CONSOLIDATION/
    DECEMBER 31, 1997      INDIVIDUAL   INSTITUTIONAL    HOME    INTERNATIONAL   MANAGEMENT   CORPORATE    ELIMINATION      TOTAL
------------------------   ----------   -------------    ----    -------------   ----------   ---------   --------------    -----
Premiums.................   $ 4,327        $ 4,689      $1,354      $  908         $   --      $    --       $    --       $ 11,278
Universal life and
  investment-type product
  policy fees............       855            426          --         137             --           --            --          1,418
Net investment income....     4,754          3,754          71         504             78          700          (370)         9,491
Other revenues...........       338            357          25          54            682           19            16          1,491
Net realized investment
  gains..................       356             45           9         142             --          326           (91)           787
Policyholder benefits and
  claims.................     4,597          5,934       1,003         869             --           --            --         12,403
Interest credited to
  policyholder account
  balances...............     1,422          1,319          --         137             --           --            --          2,878
Policyholder dividends...     1,340            305          --          97             --           --            --          1,742
Other expenses...........     2,394          1,178         351         497            679          966          (294)         5,771
Income before provision
  for income taxes.......       877            535         105         145             81           79          (151)         1,671
Income after provision
  for income taxes.......       599            339          74         126             45          163          (143)         1,203
Total assets.............    95,323         83,473       2,542       7,412          1,136       18,641        (5,745)       202,782
Deferred policy
  acquisition costs......     5,912             40          56         428             --           --            --          6,436
Separate account assets..    17,345         30,473          --         520             --           --            --         48,338
Policyholder
  liabilities............    70,686         49,547       1,509       5,615             --            1            --        127,358
Separate account
  liabilities............    17,345         30,473          --         520             --           --            --         48,338

                      METROPOLITAN LIFE INSURANCE COMPANY

     The Individual segment includes an equity ownership interest in Nvest Companies, L.P. ("Nvest") under the equity method of accounting. Nvest has been included within the Asset Management segment due to the types of products and strategies employed by the entity. The individual segment's equity in earnings of Nvest, which is included in net investment income, was $48, $49 and $45 for the years ended December 31, 1999, 1998 and 1997, respectively. The investment in Nvest was $196, $252 and $216 at December 31, 1999, 1998 and 1997,
respectively.

     Net investment income and net realized investment gains are based upon the actual results of each segment's specifically identifiable asset portfolio. Other costs and operating costs were allocated to each of the segments based upon: (1) a review of the nature of such costs, (2) time studies analyzing the amount of employee compensation costs incurred by each segment, and (3) cost estimates included in the Company's product pricing.

     The consolidation/elimination column includes the elimination of all intersegment amounts and the Individual segment's ownership interest in Nvest. The principal component of the intersegment amounts related to intersegment loans, which bore interest at rates commensurate with related borrowings.

     Revenues derived from any customer did not exceed 10% of consolidated revenues. Revenues from U.S. operations were $24,637, $25,643 and $22,664 for the years ended December 31, 1999, 1998 and 1997, respectively, which represented 97%, 96% and 93%, respectively, of consolidated revenues.

16. SUBSEQUENT EVENTS

     On January 6, 2000, the Company acquired GenAmerica for $1.2 billion. In connection with this acquisition, the Company incurred $900 of short-term debt. GenAmerica is a holding company which includes General American Life Insurance Company, 48.3% of the outstanding shares of Reinsurance Group of America ("RGA") common stock, a provider of reinsurance, and 61.0% of the outstanding shares of Conning Corporation common stock, an asset manager. On January 18, 2000, the Company announced that it had proposed to acquire all of the outstanding shares of Conning common stock not already owned by it for $10.50 per share in cash, or approximately $55. At December 31, 1999, the Company owned 9.6% of the outstanding shares of RGA common stock which were acquired on November 24, 1999 for $125. Subsequent to the GenAmerica acquisition, the Company owned 57.9% of the outstanding shares of RGA common stock. Total assets, revenues and net loss of GenAmerica were $23,594, $3,916 and $(174), respectively, at or for the year ended December 31, 1999.

     As part of the acquisition agreement, in September 1999 the Company assumed $5,752 of General American Life funding agreements and received cash of $1,926 and investment assets with a market value of $3,826. In October 1999, as part of the assumption arrangement, the holders of General American Life funding agreements aggregating $5,136 elected to have the Company redeem the funding agreements for cash. General American Life agreed to pay the Company a fee of $120 in connection with the assumption of the funding agreements. The fee will be considered as part of the purchase price to be allocated to the fair value of assets and liabilities acquired. The Company also agreed to make a capital contribution of $120 to General American Life after the completion of the acquisition.

     At the date of the acquisition agreement, the Company and GenAmerica were parties to a number of reinsurance agreements. In addition, as part of the acquisition, the Company entered into agreements effective as of July 25, 1999, which coinsured new and certain existing business of General American Life and some of its affiliates. See Note 11.

                   APPENDIX FOR GRAPHIC AND IMAGE MATERIAL

Pursuant to Rule 304 of Regulation S-T, the following table presents fair and accurate narrative descriptions of graphic and image material omitted from the EDGAR filing due to ASCII-incompatibility and cross-references this material to the location of each occurrence in the text.

INTRODUCTION

The prospectus included in the Form N-4 for Metropolitan Life Separate Account E includes illustrations using various characters from the PEANUTS(Registered) gang which are copyrighted by United Feature Syndicate, Inc. There is a list and description of characters followed by a list of illustrations and their page location in the prospectus.

CHARACTERS

Snoopy -- A Beagle dog
Charlie Brown -- A little boy with zigzag pattern on shirt
Woodstock -- A small bird
Lucy -- A little brunette girl
Linus -- A younger little boy with stripped shirt (Lucy's brother)
Marcie -- A little brunette girl with glasses
Franklin -- A curly haired little boy
Pigpen -- A little boy with dust cloud and smudged face
Peppermint Patty -- An athletic girl with freckles, page boy haircut and sandals Sally -- A little blond girl with curls on top (Charlie Brown's sister)


                                                       PAGE
 1. Snoopy as MetLife Representative with briefcase    First page
    straightening bow tie

 2. Charlie Brown on step ladder looking at fold       Page 3            Table of Contents
    out map

 3. Snoopy in suit with pointer                        Page 4            Important Terms
                                                                         You Should Know

 4. Snoopy as MetLife Representative listening to      Page 7            MetLife
    crowd of Woodstocks

 5. Corporate Snoopy with pointer with graph at        Page 8            Settling Your Claim
    meeting

 6. Snoopy and Woodstock balanced on seesaw            Page 9            The Income Annuity

 7. Snoopy reading menu at restaurant table            Page 10           Your Investment Choices

 8. Snoopy as WWI flying ace dispatching Woodstocks    Page 11           Allocation of
    with checks                                                          Purchase Payment

 9. Marcie at desk with adding machine reviewing       Page 12           AIR
    tape of calculations

10. Lucy with magnifying glass studying a piece of     Page 14           Charges
    paper

11. Woodstock writing out a check                      Page 15           Purchase Payments

                                                       PAGE
12. Charlie Brown receiving letter at mail box         Page 15           Receiving Income Payments
                                                                         and Information

13. "Colonial" Snoopy as town cryer                    Page 16           Advertising Performance

14. Snoopy as MetLife Representative shaking paw/      Page 18           Who Sells the
    wing with Woodstock                                                  Income Annuity

15. Lucy sitting down reading Tax Code                 Page 21           Federal Tax Treatment

16. Snoopy crouching down on his knees, signing        Page 22           A defendant may assign
    a form                                                               its obligation to make
                                                                         Income Payments to you

17. Lucy in her advice box with "TAXES--The Expert     Page 23           Premium Tax Table
    is in" printed on it advising Peppermint Patty
    and Sally

18. Franklin, Snoopy, Charlie Brown, Lucy, Pigpen,     Page 22           Table of Contents
    Linus and Peppermint Patty                                           for the SAI



                                    PART II
                               OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

     (A) FINANCIAL STATEMENTS

          The following financial statements are included in Part B of this Post-Effective Amendment on Form N-4 (to be filed by amendment):

            Metropolitan Life Separate Account E
               Independent Auditors' Report

            Financial Statements for the Years Ended December 31, 1999 and 1998

               Statements of Assets and Liabilities
               Statements of Operations
               Statements of Changes in Net Assets
               Notes to Financial Statements

            Metropolitan Life Insurance Company
               Independent Auditors' Report

               Financial Statements for the Years Ended December 31, 1999, 1998 and 1997

               Consolidated Balance Sheets
               Consolidated Statements of Income
               Consolidated Statements of Cash Flow
               Consolidated Statements of Equity
               Notes to Consolidated Financial Statements

     (B) EXHIBITS

(1)              -- Resolution of the Board of Directors of Metropolitan Life
                    establishing Separate Account E.1
(2)              -- Not applicable.
(3)(a)           -- Not applicable.
   (b)           -- Form of Selected Broker Agreement.1
(4)(a)           -- Form of Income Annuity Contract.4
   (b)           -- Form of Certificate 4
(6)              -- Charter and By-Laws of Metropolitan Life.1, 5
(7)              -- Not applicable.
(8)              -- Not applicable.
(9)              -- Opinion and consent of counsel as to the legality of the securities being registered.5
(10)             -- (a) Form of Settlement Agreement.4
                    (b) Form of Uniform Qualified Assignment.4
                    (c) Form of Uniform Qualified Assignment and Release 4
(11)             -- Not applicable.
(12)             -- Not applicable.
(13)(a)          -- Powers of Attorney.1,2,3

------------------

1. Filed with Post-Effective Amendment No. 19 to Registration Statement
   No. 2-90380/811-4001 for Metropolitan Life Separate Account E on Form N-4 on February 27, 1996. As incorporated herein by reference.

                                              (Footnotes continued on next page)

(Footnotes continued from previous page)

2. Powers of attorney for Gerald Clark, Burton A. Dole, Jr. and Charles H. Leighton were filed with Post-Effective Amendment No. 21 to Registration Statement No. 2-90380/811-4001 for Metropolitan Life Separate Account E on Form N-4 on February 28, 1997. As incorporated herein by reference.

3. Powers of Attorney for Robert H. Benmosche, Jon F. Danski and Stewart G. Nagler filed with Post-Effective Amendment No. 23 to Registration Statement No. 2-90380/811-4001 for Metropolitan Life Separate Account E on Form N-4 on April 3, 1998. As incorporated herein by reference.


4. Power of Attorney for Virginia M. Wilson filed with Pre-Effective Amendment No. 2 to Registration Statement 333-80547/811-4001 for Metropolitan Life Separate Account E on Form N-4 on November 1, 1999. As incorporated herein by reference.


5. Filed herewith. Exhibit 6 is contingent on the successful completion of the conversion of Metropolitan Life Insurance Company from a mutual life insurance company to a stock life insurance company contemplated to take effect on Friday, April 7, 2000.



ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR.


                                   PRINCIPAL OCCUPATION &           POSITIONS AND OFFICES
          NAME                        BUSINESS ADDRESS                 WITH DEPOSITOR
------------------------- ----------------------------------------  ---------------------

Robert H. Benmosche...... Chairman of the Board, President and      Chairman, President,
                          Chief Executive Officer,                  Chief Executive
                          Metropolitan Life Insurance Company,      Officer and Director
                          One Madison Avenue,
                          New York, NY 10010.


Curtis H. Barnette....... Chairman and Chief Executive Officer,     Director
                          Bethlehem Steel Corporation,
                          1170 Eighth Avenue,
                          Martin Tower 2118,
                          Bethlehem, PA 18016-7699.

Gerald Clark............. Vice-Chairman of the Board and            Vice-Chairman,
                          Chief Investment Officer,                 Chief Investment Officer
                          Metropolitan Life Insurance Company,      and Director
                          One Madison Avenue,
                          New York, NY 10010.

Joan Ganz Cooney......... Chairman, Executive Committee,            Director
                          Children's Television Workshop,
                          One Lincoln Plaza,
                          New York, NY 10023.

Burton A. Dole, Jr....... Retired Chairman, President and           Director
                          Chief Executive Officer,
                          Nellcor Puritan Bennett,
                          2200 Faraday Avenue,
                          Carlsbad, CA 92008-7208.

James R. Houghton........ Chairman Emeritus of the Board            Director
                          and Director,
                          Corning Incorporated,
                          80 East Market Street, 2nd Floor,
                          Corning, NY 14830.

Harry P. Kamen........... Retired Chairman and Chief Executive      Director
                          Officer,
                          Metropolitan Life Insurance Company,
                          One Madison Avenue,
                          New York, NY 10010.

Helene L. Kaplan......... Of Counsel, Skadden, Arps, Slate,         Director
                          Meagher and Flom,
                          919 Third Avenue,
                          New York, NY 10022.

                                   PRINCIPAL OCCUPATION &           POSITIONS AND OFFICES
          NAME                        BUSINESS ADDRESS                 WITH DEPOSITOR
------------------------- ----------------------------------------  ---------------------
Charles M. Leighton...... Retired Chairman of the Board,            Director
                          CML Group, Inc.,
                          524 Main Street,
                          Bolton, MA 01720.

Allen E. Murray.......... Retired Chairman of the Board and         Director
                          Chief Executive Officer,
                          Mobil Corporation,
                          375 Park Avenue, Suite 2901,
                          New York, NY 10152.

Stewart G. Nagler........ Vice-Chairman of the Board and            Vice-Chairman, Chief
                          Chief Financial Officer,                  Financial Officer
                          Metropolitan Life Insurance Company,      and Director
                          One Madison Avenue,
                          New York, NY 10010.

John J. Phelan, Jr....... Retired Chairman and                      Director
                          Chief Executive Officer,
                          New York Stock Exchange,
                          P.O. Box 312,
                          Mill Neck, NY 11765.

Hugh B. Price............ President and Chief Executive Officer,    Director
                          National Urban League, Inc.,
                          120 Wall Street, 7th & 8th Floors,
                          New York, NY 10005.

Robert G. Schwartz....... Retired Chairman of the Board,            Director
                          President and Chief Executive Officer,
                          Metropolitan Life Insurance Company,
                          200 Park Avenue, Suite 5700,
                          New York, NY 10166.

Ruth J. Simmons, Ph.D.... President,                                Director
                          Smith College,
                          College Hall 20,
                          Northhampton, MA 01063.

William C. Steere, Jr.... Chairman of the Board and                 Director
                          Chief Executive Officer,
                          Pfizer, Inc.,
                          235 East 42nd Street,
                          New York, NY 10016


     Set forth below is a list of the executive officers of Metropolitan Life. The principal business address of each officer of Metropolitan Life is One Madison Avenue, New York, New York 10010.



       NAME OF OFFICER                  POSITION WITH METROPOLITAN LIFE
------------------------------ -------------------------------------------------
Robert H. Benmosche........... Chairman, Chief Executive Officer and Director
Gerald Clark.................. Vice-Chairman, Chief Investment Officer and
                               Director
Stewart G. Nagler............. Vice-Chairman, Chief Financial Officer and
                               Director
Gary A. Beller................ Senior Executive Vice-President and General
                               Counsel
James H. Benson............... President, Individual Business; Chairman, Chief
                               Executive Officer and President, New England
                               Life Insurance Company
C. Robert Henrikson........... President, Institutional Business
Richard A. Liddy.............. Senior Executive Vice-President
Catherine A. Rein............. Senior Executive Vice-President; President and
                               Chief Executive Officer of Metropolitan Property
                               and Casualty Insurance Company

       NAME OF OFFICER                  POSITION WITH METROPOLITAN LIFE
------------------------------ -------------------------------------------------
William J. Toppeta............ President, Client Services and Chief
                               Administrative Officer
John H. Tweedie............... Senior Executive Vice-President
Lisa M. Weber................. Executive Vice-President
Judy E. Weiss................. Executive Vice-President and Chief Actuary




ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT.


     The registrant is a separate account of Metropolitan Life Insurance Company under the New York Insurance law. Under said law the assets allocated to the separate account are the property of Metropolitan Life Insurance Company. It is anticipated that Metropolitan Life Insurance Company will become a wholly-owned subsidiary of MetLife, Inc. a publicly traded company effective on April 7, 2000. The following outline indicates those persons who are controlled by or under common control with Metropolitan Life Insurance Company:

           ORGANIZATIONAL STRUCTURE OF METROPOLITAN AND SUBSIDIARIES
                             AS OF APRIL 3, 2000


The following is a list of subsidiaries of Metropolitan Life Insurance Company ("Metropolitan"). It is expected that Metropolitan will become a wholly-owned subsidiary of MetLife, Inc. on or about April 7, 2000. MetLife, Inc. will become a publicly-traded company at that time. Those entities which are listed at the left margin (labelled with capital letters) are direct subsidiaries of Metropolitan. Unless otherwise indicated, each entity which is indented under another entity is a subsidiary of such indented entity and, therefore, an indirect subsidiary of Metropolitan. Certain inactive subsidiaries have been omitted from the Metropolitan Organizational listing. The voting securities (excluding directors' qualifying shares, if any) of the subsidiaries listed are 100% owned by their respective parent corporations, unless otherwise indicated. The jurisdiction of domicile of each subsidiary listed is set forth in the parenthetical following such subsidiary.

A.   Metropolitan Tower Corp. (Delaware)

     1.   Metropolitan Property and Casualty Insurance Company (Rhode Island)

          a. Metropolitan Group Property and Casualty Insurance Company (Rhode Island)

               i.   Metropolitan Reinsurance Company (U.K.) Limited (Great
                    Britain)

          b.   Metropolitan Casualty Insurance Company (Rhode Island)
          c.   Metropolitan General Insurance Company (Rhode Island)
          d.   Metropolitan Direct Property and Casualty Insurance Company
               (Georgia)
          e.   Metropolitan P&C Insurance Services, Inc. (California)
          f.   Metropolitan Lloyds, Inc. (Texas)
          g.   Met P&C Managing General Agency, Inc. (Texas)

          h.   Economy Fire & Casualty Company
          i.   Economy Preferred Insurance Company
          j.   Economy Premier Assurance Company

     2.   Metropolitan Insurance and Annuity Company (Delaware)

          a.   MetLife Europe I, Inc. (Delaware)
          b.   MetLife Europe II, Inc. (Delaware)
          c.   MetLife Europe III, Inc. (Delaware)
          d.   MetLife Europe IV, Inc. (Delaware)
          e.   MetLife Europe V, Inc. (Delaware)

     3.   MetLife General Insurance Agency, Inc. (Delaware)

          a.   MetLife General Insurance Agency of Alabama, Inc. (Alabama)
          b.   MetLife General Insurance Agency of Kentucky, Inc. (Kentucky)
          c.   MetLife General Insurance Agency of Mississippi, Inc.
               (Mississippi)
          d.   MetLife General Insurance Agency of Texas, Inc. (Texas)
          e. MetLife General Insurance Agency of North Carolina, Inc. (North Carolina)
          f. MetLife General Insurance Agency of Massachusetts, Inc. (Massachusetts)

     4.   Metropolitan Asset Management Corporation (Delaware)

                    (a.) MetLife Capital, Limited Partnership (Delaware).
                         Partnership interests in MetLife Capital, Limited Partnership are held by Metropolitan (90%) and Metropolitan Asset Management Corporation (10%).

                         (i.) MetLife Capital Credit L.P. (Delaware).
                              Partnership interests in MetLife Capital Credit L.P. are held by Metropolitan (90%) and Metropolitan Asset Management Corporation (10%).

                                 (1) MetLife Capital CFLI Holdings, LLC (DE)

                                       (a.) MetLife Capital CFLI Leasing, LLC
                                           (DE)

           b.  MetLife Financial Acceptance Corporation (Delaware).
               MetLife Capital Holdings, Inc. holds 100% of the voting preferred stock of MetLife Financial Acceptance Corporation. Metropolitan Property and Casualty Insurance Company holds 100% of the common stock of MetLife Financial Acceptance Corporation.

           c. MetLife Investments Limited (United Kingdom). 23rd Street Investments, Inc. holds one share of MetLife Investments Limited.

           d. MetLife Investments Asia Limited (Hong Kong). One share of MetLife Investments Asia Limited is held by W&C Services, Inc., a nominee of Metropolitan Asset Management Corporation.


           e. MetLife Investment, S.A. 23rd Street Investment, Inc. holds one share of MetLife Investments Limited and MetLife Investments,
       S.A.


     5.   SSRM Holdings, Inc. (Delaware)

           a. State Street Research & Management Company (Delaware). Is a sub-investment manager for the Growth, Income, Diversified and Aggressive Growth Portfolios of Metropolitan Series Fund, Inc.

               i.   State Street Research Investment Services, Inc.
                    (Massachusetts)

           b.   SSR Realty Advisors, Inc. (Delaware)

               i.   Metric Management Inc. (Delaware)
               ii.  Metric Property Management, Inc. (Delaware)

                    (1) Metric Realty (Delaware). SSR Realty Advisors, Inc. and Metric Property Management, Inc. each hold 50% of the common stock of Metric Realty.

                    (2) Metric Colorado, Inc. (Colorado). Metric Property Management, Inc. holds 80% of the common stock of Metric Colorado, Inc.

               iii. Metric Capital Corporation (California)
               iv.  Metric Assignor, Inc. (California)
               v.   SSR AV, Inc. (Delaware)

     6.   MetLife Holdings, Inc. (Delaware)

          a.   MetLife Funding, Inc. (Delaware)
          b.   MetLife Credit Corp. (Delaware)

     7.   Metropolitan Tower Realty Company, Inc. (Delaware)

     8.   Security First Group, Inc. (DE)

          a.   Security First Life Insurance Company (DE)
          b.   Security First Insurance Agency, Inc. (MA)
          c.   Security First Insurance Agency, Inc. (NV)
          d.   Security First Group of Ohio, Inc. (OH)
          e.   Security First Financial, Inc. (DE)
          f.   Security First Investment Management Corporation (DE)
          g.   Security First Financial Agency, Inc. (TX)

      9.  Natiloportem Holdings, Inc. (Delaware)

          a. Services Administrativos Gen, S.A. de CV One Share of Servicos Administrativos Gen. S.A. de C.V. is held by a nominee of Natiloportem Holdings, Inc.

B.   Metropolitan Tower Life Insurance Company (Delaware)

C.   MetLife Security Insurance Company of Louisiana (Louisiana)

D.   MetLife Texas Holdings, Inc. (Delaware)

     1.   Texas Life Insurance Company (Texas)

          a.   Texas Life Agency Services, Inc. (Texas)

          b.   Texas Life Agency Services of Kansas, Inc. (Kansas)

E.   MetLife Securities, Inc. (Delaware)

F.   23rd Street Investments, Inc. (Delaware)

G. Santander Met, S.A. (Spain). Shares of Santander Met, S.A. are held by Metropolitan (50%) and by an entity (50%) unaffiliated with Metropolitan.

     1.   Seguros Genesis, S.A. (Spain)
     2. Genesis Seguros Generales, Sociedad Anomina de Seguros y Reaseguros (Spain)

I.   MetLife Saengmyoung Insurance Company Ltd. (Korea).

J.   Metropolitan Life Seguros de Vida S.A. (Argentina)

K.   Metropolitan Life Seguros de Retiro S.A. (Argentina).

L.   Met Life Holdings Luxembourg (Luxembourg)

M.   Metropolitan Life Holdings, Netherlands BV (Netherlands)

N.   MetLife International Holdings, Inc. (Delaware)

O.   Metropolitan Life Insurance Company of Hong Kong Limited (Hong Kong)

P.   Metropolitan Marine Way Investments Limited (Canada)

Q. P.T. MetLife Sejahtera (Indonesia) Shares of P.T. MetLife Sejahtera are held by Metropolitan (80%) and by an entity (20%) unaffiliated with Metropolitan.

R. Seguros Genesis S.A. (Mexico) Metropolitan holds 85.49%, Metropolitan Tower Corp. holds 7.31% and Metropolitan Asset Management Corporation holds 7.20% of the common stock of Seguros Genesis S.A.

S. Metropolitan Life Seguros de Vida S.A. (Uruguay). One share of Metropolitan Life Seguros de Vida S.A. is held by Alejandro Miller Artola, a nominee of Metropolitan Life Insurance Company.

T.   Metropolitan Life Seguros E Previdencia Privada S.A. (Brazil)

U.   MetLife (India) Ltd.

V.   Hyatt Legal Plans, Inc. (Delaware)

     1. Hyatt Legal Plans of Florida, Inc. (Fl)

W. One Madison Merchandising L.L.C. (Connecticut) Ownership of membership interests in One Madison Merchandising L.L.C. is as follows: Metropolitan owns 99% and Metropolitan Tower Corp. owns 1%.

X.   Metropolitan Realty Management, Inc. (Delaware)

     1.   Edison Supply and Distribution, Inc. (Delaware)
     2.   Cross & Brown Company (New York)

          a.   CBNJ, Inc. (New Jersey)

Y.   MetPark Funding, Inc. (Delaware)

Z.   Transmountain Land & Livestock Company (Montana)

AA.  Farmers National Company (Nebraska)

     1.   Farmers National Commodities, Inc. (Nebraska)

A.B.  MetLife Trust Company, National Association. (United States)
A.C.  Benefit Services Corporation (Georgia)
A.D.  G.A. Holding Corporation (MA)
A.E.  MetLife, Inc.
A.F.  CRH., Co, Inc. (MA)
A.G.  334 Madison Euro Investments, Inc.
A.H. Park Twenty Three Investments Company 1% Voting Control of Park Twenty Three Investment Company is held by St. James Fleet Investments Two Limited
      a. Convent Stution Euro Investments Four Company 1% voting control of Convert Stution Euro Investments Four Company is held by 334 Madison Euro Investments, Inc. as nominee for Park Twenty Three Investments Company.
A.I.  L/C Development Corporation (CA)
A.J. One Madison Investments (Cayco) Limited 1% Voting Control of One Madison Investment (Cayco) Limited is held by Convent Station Euro Investments Four Company.
A.K.  New England Portfolio Advisors, Inc. (MA)
A.L. CRB Co., Inc. (MA) AEW Real Estate Advisors, Inc. holds 49,000 preferred non-voting shares of CRB Co., Inc. AEW Advisors, Inc. holds 1,000 preferred non-voting shares of CRB Co., Inc.
A.M.  New England Life Mortgage Funding Corporation (MA)
A.N. Mercadian Capital L.P. (DE). Metropolitan holds a 95% limited partner interest and an unaffiliated third party holds 5% of Mercadian Capital L.P.
A.O. Mercadian Funding L.P. (DE). Metropolitan holds a 95% limited partner interest and an unaffiliated third party holds 5% of Mercadian
      Funding L.P.
A.P.  St. James Fleet Investments two Limited.

A.Q.  MetLife New England Holdings, Inc. (DE)
      1. Fulcrum Financial Advisors, Inc. (MA)
      2. New England Life Insurance Company (MA)
         a. New England Life Holdings, Inc. (DE)
            i.   New England Securities Corporation (MA)
                 (1) Hereford Insurance Agency, Inc. (MA)
                 (2) Hereford Insurance Agency of Alabama, Inc. (AL)
                 (3) Hereford Insurance Agency of Minnesota, Inc. (MN)
                 (4) Hereford Insurance Agency of Ohio, Inc. (OH)
                 (5) Hereford Insurance Agency of New Mexico, Inc. (NM)
                 (6) Hereford Insurance Agency of Wyoming, Inc.
                 (7) Hereford Insurance Agency of Oklahoma, Inc.

            ii.  TNE Information Services, Inc. (MA)
                 (1) First Connect Insurance Network, Inc. (DE)
                 (2) Interative Financial Solutions, Inc. (MA)
            iii. N.L. Holding  Corp. (Del)(NY)
                 (1) Nathan & Lewis Securities, Inc. (NY)
                 (2) Nathan & Lewis Associates, Inc. (NY)
                       (a) Nathan and Lewis Insurance Agency of Massachusetts,
                             Inc. (MA)
                       (b) Nathan and Lewis Associates of Texas, Inc. (TX)
                 (3) Nathan & Lewis Associates--Arizona, Inc. (AZ)
                 (4) Nathan & Lewis of Nevada, Inc. (NV)
                 (5) Nathan and Lewis Associates Ohio, Incorporated (OH)

            iv.  New England Securities Corporation
             v.  New England Investment Management Inc.


         b. Exeter Reassurance Company, Ltd. (MA)
         c. Omega Reinsurance Corporation (AZ)
         d. New England Pension and Annuity Company (DE)
         e. Newbury Insurance Company, Limited (Bermuda)

A.R.   General American Life
       1.    General American Life Insurance Company
     a.    GenAm Benefits Life Insurance Company
     b.    Paragon Life Insurance Company
             c.    Security Equity Life Insurance Company
             d.    Cova Corporation
                   i.    Cova Financial Services Life Insurance Company
         (1)    Cova Financial Life Insurance Company
                         (2)    First Cova Life Insurance Company
                   ii.   Cova Investment Advisory Corporation
                         (1)    Cova Investment Advisory Corporation
                 (2)    Cova Investment Allocution Corporation
                         (3)    Cova Life Sales Company
                (4)    Cova Life Administration Services Company
             e.    General Life Insurance Company
                   i.    General Life Insurance Company of America
             f.    Equity Intermediary Company
                   i.    Reinsurance Group of America, Incorporated
       1.    Reinsurance Company of Missouri Incorporated
             a.    RGA Reinsurance Company
             b.    Fairfield Management Group, Inc.
                   i.    Reinsurance Partners, Inc.
                   ii.   Great Rivers Reinsurance Management, Inc.
                   iii.  RGA (U.K.) Underwriting Agency Limited
       2.    Triad Re, Ltd
       3.    RGA Americas Reinsurance Company, Ltd.
       4.    RGA Reinsurance Company (Barbados) Ltd.
             (a)   RGA/Swiss Financial Group, L.L.C.
       5.    RGA International Ltd.
             (a)   RGA Financial Products Limited
             (b)   RGA Canada Management Company, Ltd.
                   (i)   RGA Life Reinsurance Company of Canada
       6.    Benefit Resource Life Insurance Company (Bermuda) Ltd.
       7.    RGA Holdings Limited
             (a)   RGA Managing Agency Limited
             (b)   RGA Capital Limited
       8.    RGA South African Holdings (Pty) Ltd.
             (a)   RGA Reinsurance Company of South Africa Limited
       9.    RGA Australian Holdings Pty Limited
             (a)   RGA Reinsurance Company of Australia Limited
       10.   General American Argentina Seguros
       11.   RGA Argentina, S.A.
       12.   RGA Sudamerica, S.A.
             (a)   RGA Reinsurance
             (b)   BHIF American Seguros de Vida, S.A.

       g.    GenAm Holding Company
             i.    NaviSys Incorporated
             ii.   NaviSys Illustration Solutions, Inc.
             iii.  NaviSys Asia Pacifica Limited
             iv.   NaviSys de Mexico S.A. de C.V.
                   99% of the shares of NaviSys de Mexico S.A. de C.V. are held by NaviSys Incorporated and 1% is held by General American Life Insurance Company.
             v.    NaviSys Enterprise Solutions, Inc.
             vi.   Red Oak Realty Company
             vii.  White Oak Royalty Company
             viii. GenMark Incorporated
                   (a)   Stan Mintz Associates, Inc.
                   (b)   GenMark Insurance Agency of Alabama, Inc.
                   (c)   GenMark Insurance Agency of Massachusetts, Inc.
                   (d)   GenMark Insurance Agency of Ohio, Inc.
                   (e)   GenMark Insurance Agency of Texas, Inc.
             ix.   Conning Corporation
                   (a)   Conning, Inc.
                         (i)    Conning & Company
                   (1)   Conning Asset Management Company

       2.    Collaborative Strategies, Inc.
       3.    Virtual Finances.Com, Inc.
       4.    Missouri Reinsurance (Barbados) Inc.
       5.    GenAmerican Capital I
       6.    GenAmerican Management
       7.    Walnut Street Securities, Inc.
             a.    WSS Insurance Agency of Alabama, Inc.
             b.    WSS Insurance Agency of Massachusetts, Inc.
             c.    WSS Insurance Agency of Ohio, Inc.
             d.    WSS Insurance Agency of Texas, Inc.
             e.    Walnut Street Advisers, Inc.

      3. Nvest Corporation (MA)
         a. Nvest, L.P. (DE) Nvest Corporation holds a 1.69% general partnership interest and MetLife New England Holdings, Inc. 3.19% general partnership interest in Nvest, L.P.
         b. Nvest Companies, L.P. (DE) Nvest Corporation holds a 0.0002% general partnerhship interest in Nvest Companies, L.P. Nvest, L.P. holds a 14.64% general partnership interest in Nvest Companies, L.P. Metropolitan holds a 46.23% limited partnership interest in Nvest Companies, L.P.
               i. Nvest Holdings, Inc. (DE)
           (1)     Back Bay Advisors, Inc. (MA)
               (a) Back Bay Advisors, L.P. (DE)
                   Back Bay Advisors, Inc.
                   holds a 1% general partner
                   interest and NEIC
                   Holdings, Inc. holds a 99%
                   limited partner interest
                   in Back Bay Advisors, L.P.
           (2)     R & T Asset Management, Inc. (MA)
               (a) Reich & Tang Distributors, Inc. (DE)
               (b) Reich & Tang Asset Management
                   R & T Asset Management, Inc.
                   holds a 0.5% general partner interest and
                   NEIC Holdings, Inc. hold a 99.5% limited
                   partner interest in       &
                   Asset Management, L.P.
               (c) Reich & Tang Services, Inc. (DE)

           (3)     Loomis, Sayles & Company, Inc. (MA)
               (a) Loomis Sayles & Company, L.P. (DE)
                   Loomis Sayles & Company, Inc.
                   holds a 1% general partner interest and
                   R & T Asset Management, Inc. holds a 99% limited partner interest in Loomis Sayles &
                   Company, L.P.
           (4)     Westpeak Investment Advisors, Inc. (MA)
               (a) Westpeak Investment Advisors, L.P. (DE)
                   Westpeak Investment Advisors, Inc.
                   holds a 1% general partner interest and
                   Reich & Tang holds a 99% limited
                   partner interest in Westpeak Investment
                   Advisors, L.P.
                               (i) Westpeak Investment Advisors Australia
                                   Limited Pty.
           (5)     Vaughan, Nelson Scarborough & McCullough (DE)
               (a) Vaughan, Nelson Scarborough & McCullough, L.P. (DE)
                   VNSM, Inc. holds a 1% general partner interest and Reich & Tang Asset Management, Inc. holds a 99% limited partner interest in Vaughan, Nelson
                   Scarborough & McCullough, L.P.

                               (i)  VNSM Trust Company

           (6)     MC Management, Inc. (MA)
               (a) MC Management, L.P. (DE)
                   MC Management, Inc. holds a 1% general partner interest and R & T Asset Management, Inc.
                   holds a 99% limited partner interest in MC
                   Management, L.P.
           (7)     Harris Associates, Inc. (DE)
               (a) Harris Associates Securities L.P. (DE)
                   Harris Associates, Inc. holds a 1% general partner interest and Harris Associates L.P. holds a 99% limited partner interest in Harris Associates
                   Securities, L.P.
               (b) Harris Associates L.P. (DE)
                   Harris Associates, Inc. holds a 0.33% general partner interest and NEIC Operating Partnership, L.P. holds a 99.67% limited partner interest in Harris Associates L.P.
                              (i)  Harris Partners, Inc. (DE)
                              (ii) Harris Partners L.L.C. (DE)
                                   Harris Partners, Inc. holds a 1%
                                   membership interest and
                                   Harris Associates L.P. holds a 99%
                                   membership interest in Harris Partners L.L.C.
                                  (1) Aurora Limited Partnership (DE)
                                      Harris Partners L.L.C. holds a 1% general partner interest

                                  (2) Perseus Partners L.P. (DE) Harris Partners
                                      L.L.C. holds a 1% general partner interest

                                  (3) Pleiades Partners L.P. (DE) Harris
                                      Partners L.L.C. holds a 1% general partner interest

                                  (4) Stellar Partners L.P. (DE)
                                      Harris Partners L.L.C. holds a 1% general partner interest

                                  (5) SPA Partners L.P. (DE) Harris Partners
                                      L.L.C. holds a 1% general partner interest
           (8)     Graystone Partners, Inc. (MA)
               (a) Graystone Partners, L.P. (DE)
                   Graystone Partners, Inc. holds a 1%
                   general partner interest and New England
                   NEIC Operating Partnership, L.P.
                   holds a 99% limited partner interest in
                   Graystone Partners, L.P.

           (9)     NEF Corporation (MA)
               (a) New England Funds, L.P. (DE) NEF Corporation holds a
                   1% general partner interest and NEIC Operating
                   Partnership, L.P. holds a 99% limited
                   partner interest in New England Funds, L.P.
               (b) New England Funds Management, L.P. (DE) NEF
                   Corporation holds a 1% general partner interest and NEIC Operating Partnership, L.P. holds a 99% limited partner interest in New England Funds
                   Management, L.P.
          (10)     New England Funds Service Corporation
          (11)     AEW Capital Management, Inc. (DE)
               (a) AEW Securities, L.P. (DE) AEW Capital Management, Inc. holds a 1% general partnership and AEW Capital Management, L.P. holds a 99% limited partnership interest in AEW Securities, L.P.
     ii.     Nvest Associates, Inc.
    iii.     Snyder Capital Management, Inc.
         (1) Snyder Capital Management, L.P. NEIC Operating
             Partnership holds a 99.5% limited partnership interest and Snyder Capital Management Inc. holds a 0.5% general partnership interest.
     iv.     Jurika & Voyles, Inc.
         (1) Jurika & Voyles, L.P NEIC Operating Partnership,
             L.P. holds a 99% limited partnership interest and Jurika & Voyles, Inc. holds a 1% general partnership interest.
      v.     Capital Growth Management, L.P. (DE)
             NEIC Operating Partnership, L.P. holds a 50% limited partner interest in Capital Growth Management, L.P.
     vi.     Nvest Partnerships, LLC ( )

    vii.     AEW Capital Management L.P. (DE)
             New England Investment Companies, L.P. holds a 99% limited partner interest and AEW Capital Management, Inc. holds a 1% general partner interest in AEW Capital Management, L.P.
             (1) AEW II Corporation (  )
             (2) AEW Partners III, Inc. (   )
             (3) AEW TSF, Inc. (   )
             (4) AEW Exchange Management, LLC
             (5) AEWPN, LLC (   )
     (6) AEW Investment Group, Inc. (MA)
         (a) Copley Public Partnership Holding, L.P. (MA)
             AEW Investment Group, Inc. holds a 25% general partnership interest and AEW Capital Management, L.P. holds a 75% limited partnership interest in Copley Public Partnership
             Holding, L.P.
         (b) AEW Management and Advisors L.P. (MA)
             AEW Investment Group, Inc. holds a 25% general partnership interest and AEW Capital Management, L.P. holds a 75% limited partnership interest in AEW Management and Advisors L.P.
            ii. AEW Real Estate Advisors, Inc. (MA)
                1.     AEW Advisors, Inc. (MA)
                2.     Copley Properties Company, Inc. (MA)
                3.     Copley Properties Company II, Inc. (MA)
                4.     Copley Properties Company III, Inc. (MA)
                5.     Fourth Copley Corp. (MA)
                6.     Fifth Copley Corp. (MA)
                7.     Sixth Copley Corp. (MA)
                8.     Seventh Copley Corp. (MA).
                9.     Eighth Copley Corp. (MA).
               10.     First Income Corp. (MA).
               11.     Second Income Corp. (MA).
               12.     Third Income Corp. (MA).
               13.     Fourth Income Corp. (MA).
               14.     Third Singleton Corp. (MA).
               15.     Fourth Singleton Corp. (MA)
               16.     Fifth Singleton Corp. (MA)
               17.     Sixth Singleton Corp. (MA).
               18.     BCOP Associates L.P. (MA)
                       AEW Real Estate Advisors, Inc. holds a 1% general partner interest in BCOP Associates L.P.
            ii. CREA Western Investors I, Inc. (MA)
                1. CREA Western Investors I, L.P. (DE)
                   CREA Western Investors I, Inc. holds a 24.28% general partnership interest and Copley Public Partnership Holding, L.P. holds a 57.62% limited partnership interest in CREA Western Investors I, L.P.
           iii. CREA Investors Santa Fe Springs, Inc. (MA)

     (7) Copley Public Partnership Holding, L.P. (DE)
         AEW Capital Management, L.P. holds a 75% limited partner interest and AEW Investment Group, Inc. holds a 25% general partner interest and CREA Western Investors I, L.P holds a 57.62% Limited Partnership interest.

     (8) AEW Real Estate Advisors, Limited Partnership (MA)
         AEW Real Estate Advisors, Inc. holds a 25% general partnership interest and AEW Capital Management, L.P. holds a 75% limited partnership interest in AEW Real Estate Advisors, Limited Partnership.
     (9) AEW Hotel Investment Corporation (MA)
        (a.) AEW Hotel Investment, Limited Partnership (MA)
             AEW Hotel Investment Corporation holds a 1% general partnership interest and AEW Capital Management, L.P. holds a 99% limited partnership interest in AEW Hotel Investment, Limited Partnership.
    (10) Aldrich Eastman Global Investment Strategies, LLC (DE)
         AEW Capital Management, L.P. holds a 25% membership interest and an unaffiliated third party holds a 75% membership interest in Aldrich Eastman Global Investment Strategies, LLC.

A.R.   General American Life
       1.    General American Life Insurance Company
     a.    GenAm Benefits Life Insurance Company
     b.    Paragon Life Insurance Company
             c.    Security Equity Life Insurance Company
             d.    Cova Corporation
                   i.    Cova Financial Services Life Insurance Company
         (1)    Cova Financial Life Insurance Company
                         (2)    First Cova Life Insurance Company
                   ii.   Cova Investment Advisory Corporation
                         (1)    Cova Investment Advisory Corporation
                 (2)    Cova Investment Allocution Corporation
                         (3)    Cova Life Sales Company
                (4)    Cova Life Administration Services Company
             e.    General Life Insurance Company
                   i.    General Life Insurance Company of America
             f.    Equity Intermediary Company
                   i.    Reinsurance Group of America, Incorporated
       1.    Reinsurance Company of Missouri Incorporated
             a.    RGA Reinsurance Company
             b.    Fairfield Management Group, Inc.
                   i.    Reinsurance Partners, Inc.
                   ii.   Great Rivers Reinsurance Management, Inc.
                   iii.  RGA (U.K.) Underwriting Agency Limited
       2.    Triad Re, Ltd
       3.    RGA Americas Reinsurance Company, Ltd.
       4.    RGA Reinsurance Company (Barbados) Ltd.
             (a)   RGA/Swiss Financial Group, L.L.C.
       5.    RGA International Ltd.
             (a)   RGA Financial Products Limited
             (b)   RGA Canada Management Company, Ltd.
                   (i)   RGA Life Reinsurance Company of Canada
       6.    Benefit Resource Life Insurance Company (Bermuda) Ltd.
       7.    RGA Holdings Limited
             (a)   RGA Managing Agency Limited
             (b)   RGA Capital Limited
       8.    RGA South African Holdings (Pty) Ltd.
             (a)   RGA Reinsurance Company of South Africa Limited
       9.    RGA Australian Holdings Pty Limited
             (a)   RGA Reinsurance Company of Australia Limited
       10.   General American Argentina Seguros
       11.   RGA Argentina, S.A.
       12.   RGA Sudamerica, S.A.
             (a)   RGA Reinsurance
             (b)   BHIF American Seguros de Vida, S.A.

       g.    GenAm Holding Company
             i.    NaviSys Incorporated
             ii.   NaviSys Illustration Solutions, Inc.
             iii.  NaviSys Asia Pacifica Limited
             iv.   NaviSys de Mexico S.A. de C.V.
                   99% of the shares of NaviSys de Mexico S.A. de C.V. are held by NaviSys Incorporated and 1% is held by General American Life Insurance Company.
             v.    NaviSys Enterprise Solutions, Inc.
             vi.   Red Oak Realty Company
             vii.  White Oak Royalty Company
             viii. GenMark Incorporated
                   (a)   Stan Mintz Associates, Inc.
                   (b)   GenMark Insurance Agency of Alabama, Inc.
                   (c)   GenMark Insurance Agency of Massachusetts, Inc.
                   (d)   GenMark Insurance Agency of Ohio, Inc.
                   (e)   GenMark Insurance Agency of Texas, Inc.
             ix.   Conning Corporation
                   (a)   Conning, Inc.
                         (i)    Conning & Company
                   (1)   Conning Asset Management Company

       2.    Collaborative Strategies, Inc.
       3.    Virtual Finances.Com, Inc.
       4.    Missouri Reinsurance (Barbados) Inc.
       5.    GenAmerican Capital I
       6.    GenAmerican Management
       7.    Walnut Street Securities, Inc.
             a.    WSS Insurance Agency of Alabama, Inc.
             b.    WSS Insurance Agency of Massachusetts, Inc.
             c.    WSS Insurance Agency of Ohio, Inc.
             d.    WSS Insurance Agency of Texas, Inc.
             e.    Walnut Street Advisers, Inc.

In addition to the entities listed above, Metropolitan (or where indicated an affiliate) also owns an interest in the following entities, among others:

1) CP&S Communications, Inc., a New York corporation, holds federal radio communications licenses for equipment used in Metropolitan owned facilities and airplanes. It is not engaged in any business.

2) Quadreal Corp., a New York corporation, is the fee holder of a parcel of real property subject to a 999 year prepaid lease. It is wholly owned by Metropolitan, having been acquired by a wholly owned subsidiary of Metropolitan in 1973 in connection with a real estate investment and transferred to Metropolitan in 1988.

3) Met Life International Real Estate Equity Shares, Inc., a Delaware corporation, is a real estate investment trust. Metropolitan owns approximately 18.4% of the outstanding common stock of this company and has the right to designate 2 of the 5 members of its Board of Directors.

4) Metropolitan Structures is a general partnership in which Metropolitan owns a 50% interest.

5) Metropolitan owns, via its subsidiary, AFORE Genesis Metropolitan S.A. de C.V., approximately 61.7% of SIEFORE Genesis S.A. de C.V., a mutual fund.

6) Metropolitan owns varying interests in certain mutual funds distributed by its affiliates. These ownership interests are generally expected to decrease as shares of the funds are purchased by unaffiliated investors.

7) Metropolitan Lloyds Insurance Company of Texas, an affiliated association, provides homeowner and related insurance for the Texas market. It is an association of individuals designated as underwriters. Metropolitan Lloyds, Inc., a subsidiary of Metropolitan Property and Casualty Insurance Company ("MET P&C"), serves as the attorney-in-fact and manages the association.

8) Metropolitan directly owns 100% of the non-voting preferred stock of Nathan and Lewis Associates Ohio, Incorporated, an insurance agency. 100% of the voting common stock of this company is held by an individual who has agreed to vote such shares at the direction of N.L. Holding Corp. (DEL), an indirect wholly owned subsidiary of Metropolitan.

9)  100% of the capital stock of Hereford Insurance Agency of Oklahoma, Inc.
(OK) is owned by an officer. New England Life Insurance Company controls the issuance of additional stock and has certain rights to purchase such officer's shares.

10) 100% of the capital stock of Fairfield Insurance Agency of Texas, Inc. (TX) is owned by an officer. New England Life Insurance Company controls the issuance of additional stock and has certain rights to purchase such officer's shares.

11) Mezzanine Investment Limited Partnerships ("MILPs"), Delaware limited partnerships, are investment vehicles through which investments in certain entities are held. A wholly owned subsidiary of Metropolitan serves as the general partner of the limited partnerships and Metropolitan directly owns a 99% limited partnership interest in each MILP. The MILPs have various's ownership interests in certain companies. The various MILPs own, directly or indirectly, 100% of the voting stock of the following company: Coating Technologies International, Inc.

NOTE: THE METROPOLITAN LIFE ORGANIZATIONAL CHART DOES NOT INCLUDE REAL ESTATE JOINT VENTURES AND PARTNERSHIPS OF WHICH METROPOLITAN LIFE AND/OR ITS SUBSIDIARIES IS AN INVESTMENT PARTNER. IN ADDITION, CERTAIN INACTIVE SUBSIDIARIES HAVE ALSO BEEN OMITTED.

ITEM 27. NUMBER OF CONTRACTOWNERS.

     N/A

ITEM 28. INDEMNIFICATION

    UNDERTAKING PURSUANT TO RULE 484(B)(1) UNDER THE SECURITIES ACT OF 1933


     Metropolitan Life Insurance Company has secured a Financial Institutions Bond in the amount of $50,000,000, subject to a $5,000,000 deductible. Metropolitan Life Insurance Company maintains a directors' and officers' liability policy with a maximum coverage of $300 million. A provision in Metropolitan Life Insurance Company's by-laws provides for the indemnification (under certain circumstances) of individuals serving as directors or officers of Metropolitan Life Insurance Company.



     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Metropolitan Life Insurance Company pursuant to the foregoing provisions, or otherwise, Metropolitan has been advised that in the opinion of the Securities and Exchange Commission such indemnification may be against public policy as expressed in the Act and may be, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Metropolitan of expenses incurred or paid by a director, officer or controlling person or Metropolitan in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Metropolitan Life will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


ITEM 29. PRINCIPAL UNDERWRITERS.

     (a) The principal underwriter of the registrant is Metropolitan Life Insurance Company. Metropolitan Life Insurance Company acts in the following capacities with respect to the following investment companies:



Metropolitan Tower Life Separate Account One (principal underwriter) Metropolitan Tower Life Separate Account Two (principal underwriter) Metropolitan Life Separate Account UL (principal underwriter)
Metropolitan Series Fund, Inc. (principal underwriter and investment adviser) The New England Variable Annuity (depositor)
New England Variable Annuity Fund I (depositor)


     (b) See response to Item 25 above.

     (c)

                  (1)                                     (2)

     NAME OF PRINCIPAL UNDERWRITER           NET UNDERWRITING DISCOUNTS AND
                                                      COMMISSIONS
  Metropolitan Life Insurance Company                     N/A

                  (3)                                     (4)

     COMPENSATION ON REDEMPTION OR               BROKERAGE COMMISSIONS
              ANNUITIZATION
                  N/A                                      0

                  (5)

              COMPENSATION
                   0


------------------


* As regards this new contract, as of the date of this filing the Registrant has issued no contracts.

ITEM 30. LOCATION OF ACCOUNT AND RECORDS.

Metropolitan Life Insurance Company
One Madison Avenue
New York, N.Y. 10010

ITEM 31. MANAGEMENT SERVICES.

     Not Applicable

ITEM 32. UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the financial statements in this registration statement are not more than 16 months old for as long as payments under these variable annuity contracts may be accepted.

     (b) The undersigned registrant hereby undertakes to include a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

     (c) The undersigned registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

     (d) The undersigned registrant represents that it is relying on the exemptions from certain provisions of Sections 22(e) and 27 of the Investment Company Act of 1940 provided by Rule 6c-7 under the Act. The registrant further represents that the provisions of paragraph (a)-(d) of Rule 6c-7 have been complied with.

     (e) Metropolitan Life Insurance Company represents that the fees and charges deducted under the Income Annuity described in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by Metropolitan Life Insurance Company under the Income Annuity.

                                   SIGNATURES



     AS REQUIRED BY THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, THE REGISTRANT CERTIFIES THAT IT MEETS THE REQUIREMENTS OF SECURITIES ACT RULE 485(b) FOR EFFECTIVENESS OF THIS REGISTRATION STATEMENT AND HAS CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF, IN THE CITY OF NEW YORK, AND STATE OF NEW YORK ON THIS 7 DAY OF APRIL, 2000




                                            METROPOLITAN LIFE SEPARATE ACCOUNT E
                                                   (Registrant)

                                       by:  METROPOLITAN LIFE INSURANCE COMPANY
                                                   (Depositor)

                                       by:         /s/ GARY A. BELLER
                                          --------------------------------------
                                                    (Gary A. Beller)
                                             Senior Executive Vice-President
                                                   and General Counsel

                                             METROPOLITAN LIFE INSURANCE COMPANY
                                                   (Depositor)

                                       by:         /s/ GARY A. BELLER
                                          --------------------------------------
                                                    (Gary A. Beller)
                                             Senior Executive Vice-President
                                                   and General Counsel

                                   SIGNATURES

     AS REQUIRED BY THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


           SIGNATURE                        TITLE                  DATE
-------------------------------  ----------------------------  -------------

               *                 Chairman, President, Chief
-------------------------------  Executive Officer and
      Robert H. Benmosche        Director


               *                 Vice Chairman, Chief
-------------------------------  Investment Officer and
         Gerald Clark            Director


               *                 Vice Chairman, Chief
-------------------------------  Financial Officer (Principal
       Stewart G. Nagler         Financial Officer) and
                                 Director


               *                 Senior Vice-President and
-------------------------------  Controller
      Virginia M. Wilson

               *                 Director
-------------------------------
      Curtis H. Barnette

               *                 Director
-------------------------------
       Joan Ganz Cooney

               *                 Director
-------------------------------
      Burton A. Dole, Jr.

               *                 Director
-------------------------------
       James R. Houghton

               *                 Director
-------------------------------
        Harry P. Kamen

               *                 Director
-------------------------------
       Helene L. Kaplan


By: /s/ RICHARD G. MANDEL, ESQ.
   ----------------------------
    Richard G. Mandel, Esq.                                      April 7, 2000
       Attorney-in-Fact

           SIGNATURE                        TITLE                  DATE
-------------------------------  ----------------------------  -------------

               *                           Director
-------------------------------
      Charles M. Leighton

               *                           Director
-------------------------------
        Allen E. Murray

               *                           Director
-------------------------------
      John J. Phelan, Jr.

               *                           Director
-------------------------------
         Hugh B. Price

               *                           Director
-------------------------------
      Robert G. Schwartz

               *                           Director
-------------------------------
    Ruth J. Simmons, Ph.D.

                                           Director
-------------------------------
    William C. Steere, Jr.




By: /s/ RICHARD G. MANDEL, ESQ.
   ----------------------------
    Richard G. Mandel, Esq.
       Attorney-in-Fact                                        April 7, 2000

                          INDEPENDENT AUDITORS' CONSENT

Contractholders of Metropolitan Life Separate Account E:

     We consent to the use in this Post-Effective Amendment No. 1 to Registration Statement No. 333-80547/811-4001 of our opinion dated March 3, 2000, relating to Metropolitan Life Separate Account E, our opinion dated February 7, 2000, relating to Metropolitan Life Insurance Company, to the reference to us under the heading "Independent Auditors", appearing in the Statement of Additional Information, which is a part of such Registration Statement, and to the reference to us under the heading "Financial Statements" appearing in the Prospectuses, which are also a part of such Registration Statement.




DELOITTE & TOUCHE LLP

New York, New York
April 3, 2000

                                       1